Exhibit 10.1.a

Execution Copy

CREDIT AGREEMENT

Dated as of June 11, 2003

Among

STRATEGIC ENERGY, L.L.C.,

**THE INSTITUTIONS FROM TIME TO TIME
PARTIES HERETO AS LENDERS**

**LASALLE BANK NATIONAL ASSOCIATION
AS ADMINISTRATIVE AGENT**

And

**PNC BANK, NATIONAL ASSOCIATION
AS SYNDICATION AGENT**

LASALLE BANK NATIONAL ASSOCIATION

And

**PNC CAPITAL MARKETS,
CO-LEAD ARRANGERS**

TABLE OF CONTENTS

EXHIBITS AND SCHEDULES

Exhibits

Schedules

CREDIT AGREEMENT

This Credit Agreement dated as of June 11, 2003 is entered into among Strategic Energy, L.L.C., a Delaware limited liability company, the institutions from time to time parties hereto as Lenders, whether by execution of this Agreement or an Assignment Agreement pursuant to Section 13.3, PNC Bank, National Association, in its capacity as Syndication Agent, and LaSalle Bank National Association, a national banking association, in its capacity as contractual representative for itself and the other Lenders. The parties hereto agree as follows:

ARTICLE I.   DEFINITIONS

1.1.   Certain Defined Terms.

Capitalized terms used in this Agreement and not otherwise defined herein shall have the following meanings, applicable both to the singular and the plural forms of the terms defined.

As used in this Agreement:

"**Acquisition**" means any transaction, or any series of related transactions, consummated on or after the date of this Agreement, by which the Borrower (i) acquires any going business or all or substantially all of the assets of any firm, corporation or division thereof, whether through purchase of assets, merger or otherwise or (ii) directly or indirectly acquires (in one transaction or as the most recent transaction in a series of transactions) at least a majority (in number of votes) of the securities of a corporation which have ordinary voting power for the election of directors (other than securities having such power only by reason of the happening of a contingency) or a majority (by percentage of voting power) of the outstanding equity interests of another Person.

"**Administrative Agent**" means LaSalle Bank in its capacity as contractual representative for itself and the Lenders pursuant to Article XI hereof and any successor Administrative Agent appointed pursuant to Article XI hereof.

"**Advance**" means a borrowing hereunder consisting of the aggregate amount of the several Loans made by the Lenders to the Borrower of the same Type and, in the case of Eurodollar Rate Advances, for the same Interest Period.

"**Affiliate**" of any Person means any other Person directly or indirectly controlling, controlled by or under common control with such Person. A Person shall be deemed to control another Person if the controlling Person is the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of greater than ten percent (10%) or more of any class of voting securities (or other voting interests) of the controlled Person or possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the controlled Person, whether through ownership of Capital Stock, by contract or otherwise.

"**Agents**" means the Administrative Agent and the Syndication Agent.

"**Aggregate Revolving Loan Commitment**" means the aggregate of the Revolving Loan Commitments of all the Lenders, as reduced from time to time pursuant to the terms hereof. The initial Aggregate Revolving Loan Commitment is Ninety-Five Million and 00/100 Dollars ($95,000,000.00).

"**Agreement**" means this Credit Agreement, as it may be amended, restated, supplemented or otherwise modified and in effect from time to time.

"**Agreement Accounting Principles**" means generally accepted accounting principles as in effect from time to time at all applicable reporting times, applied in a manner consistent with that used in preparing the financial statements referred to in Section 6.4 hereof.

"**Alternate Base Rate**" means, for any day, a fluctuating rate of interest per annum equal to the higher of (i) the Prime Rate for such day and (ii) the sum of (a) the Federal Funds Effective Rate for such day and (b) one-half of one percent (0.5%) per annum.

"**Applicable Commitment Fee Percentage**" means, as at any date of determination, the rate per annum then applicable in the determination of the amount payable under Section 2.13(C)(i) hereof determined in accordance with the provisions of Section 2.13(D)(ii) hereof.

"**Applicable Eurodollar Margin**" means, as at any date of determination, with respect to all Loans, the rate per annum then applicable to Eurodollar Rate Loans determined in accordance with the provisions of Section 2.13(D)(ii) hereof.

"**Applicable Floating Rate Margin**" means, as at any date of determination, with respect to all Loans, the rate per annum then applicable to Floating Rate Loans, determined in accordance with the provisions of Section 2.13(D)(ii) hereof.

"**Applicable L/C Fee Percentage**" means, as at any date of determination, a rate per annum equal to the Applicable Eurodollar Margin for Revolving Loans in effect on such date.

"**Arrangers**" means LaSalle Bank and PNC Capital Markets, in their capacity as the arrangers for the loan transactions evidenced by this Agreement.

"**Assignment Agreement**" means an assignment and acceptance agreement entered into in connection with an assignment pursuant to Section 13.3 hereof in substantially the form of Exhibit E.

"**Authorized Officer**" means any of the President and Chief Executive Officer, Chief Operating Officer or Vice President, Finance of the Borrower, acting singly.

"**Benefit Plan**" means a defined benefit plan as defined in Section 3(35) of ERISA (other than a Multiemployer Plan) in respect of which the Borrower or any other member of the Controlled Group is, or within the immediately preceding six (6) years was, an "employer" as defined in Section 3(5) of ERISA.

"**Borrower**" means Strategic Energy, L.L.C., a Delaware limited liability company, together with its successors and assigns, including a debtor-in-possession on behalf of the Borrower.

"**Borrowing Base**" means, as of any date of calculation, an amount, as set forth on the most current Borrowing Base Certificate delivered to the Administrative Agent, equal to: (i) eighty-five percent (85%) of the Gross Amount of Eligible Receivables that were billed as of the date of such Borrowing Base Certificate; plus (ii) sixty-five percent (65%) of the Gross Amount of Eligible Receivables that were unbilled as of the date of such Borrowing Base Certificate (not to exceed 50% of the total Borrowing Base) plus, (iii) so long as (a) no GPE Cross Default (as defined in the GPE Guaranty) has occurred and is continuing, and (b) the GPE Credit Agreement (as defined in the GPE Guaranty) remains an unsecured obligation of GPE, 100% of the Base Guaranty Amount (as defined in the GPE Guaranty) as of the date of such Borrowing Base Certificate. The Borrower, the Lenders and the Administrative Agent acknowledge and agree that (i) the advance rates set forth in this definition with respect to Eligible Receivables are solely to establish the parameters for the Revolving Credit Availability, and (ii) this definition does not constitute nor shall it be deemed to constitute an express or implied representation or determination by the Administrative Agent or any of the Lenders that the recovery on Eligible Receivables in a forced liquidation scenario would be equal to the advance rates established herein.

"**Borrowing Base Certificate**" means a certificate, in substantially the form of Exhibit C-1 attached hereto and made a part hereof, setting forth the Borrowing Base and the component calculations thereof.

"**Borrowing Date**" means a date on which an Advance is made hereunder.

"**Borrowing Notice**" is defined in Section 2.6 hereof.

"**Business Activity Report**" means (A) a Notice of Business Activities Report from the State of Minnesota, Department of Revenue or (B) any similar report required by any other State relating to the ability of the Borrower to enforce its accounts receivable claims against account debtors located in any such state.

"**Business Day**" means (i) with respect to any borrowing, payment or rate selection of Loans bearing interest at the Eurodollar Rate, a day (other than a Saturday or Sunday) on which banks are open for business in Chicago, Illinois and on which dealings in Dollars are carried on in the London interbank market and (ii) for all other purposes a day (other than a Saturday or Sunday) on which banks are open for business in Chicago, Illinois.

"**Capital Expenditures**" means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities and including Capitalized Leases and Permitted Purchase Money Indebtedness) by the Borrower and its Subsidiaries during that period that, in conformity with Agreement Accounting Principles, are required to be included in or reflected by the property, plant, equipment or similar fixed asset accounts reflected in the consolidated balance sheet of the Borrower and its Subsidiaries.

"**Capital Stock**" means (i) in the case of a corporation, corporate stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"**Capitalized Lease**" of a Person means any lease of property by such Person as lessee which would be capitalized on a balance sheet of such Person prepared in accordance with Agreement Accounting Principles.

"**Capitalized Lease Obligations**" of a Person means the amount of the obligations of such Person under Capitalized Leases which would be capitalized on a balance sheet of such Person prepared in accordance with Agreement Accounting Principles.

"**Cash Equivalents**" means (i) marketable direct obligations issued or unconditionally guaranteed by the United States government and backed by the full faith and credit of the United States government; (ii) domestic and Eurodollar certificates of deposit and time deposits, bankers' acceptances and floating rate certificates of deposit issued by any commercial bank organized under the laws of the United States, any state thereof, the District of Columbia, any foreign bank, or its branches or agencies, any such issuing bank having capital and retained earnings of at least $500,000,000 (fully protected against currency fluctuations for any such deposits with a term of more than ninety (90) days); (iii) shares of money market, mutual or similar funds having assets in excess of $100,000,000 and the investments of which are limited to investment grade securities (i.e., securities rated at least Baa3 by Moody's Investors Service, Inc. or at least BBB- by Standard & Poor's Ratings Group); and (iv) commercial paper of United States and foreign banks and bank holding companies and their subsidiaries and United States and foreign finance, commercial industrial or utility companies which, at the time of acquisition, are rated A-1 (or better) by Standard & Poor's Ratings Group, or P-1 (or better) by Moody's Investors Service, Inc.; provided that the maturities of such Cash Equivalents shall not exceed 365 days.

"**Change**" is defined in Section 4.2 hereof.

"**Change of Control**" means an event or series of events by which:

(i)   GPE ceases to own and control directly or indirectly, 51% or more of the Equity Interests of the Borrower; or

(ii)   the Borrower consolidates with or merges into another corporation or conveys, transfers or leases all or substantially all of its property to any Person, or any corporation consolidates with or merges into the Borrower, in either event pursuant to a transaction in which the outstanding Capital Stock of the Borrower is reclassified or changed into or exchanged for cash, securities or other property.

"**Closing Date**" means June 11, 2003.

"**Closing PUHCA Notice**" is defined in Section 6.15 hereof.

"**Code**" means the Internal Revenue Code of 1986, as amended, reformed or otherwise modified from time to time.

"**Collateral**" means all property and interests in property now owned or hereafter acquired by the Borrower or any of its Subsidiaries in or upon which a security interest, lien or mortgage is granted to the Administrative Agent, for the benefit of the Holders of Obligations, or to the Administrative Agent, for the benefit of the Lenders, whether under the Security Agreements, the Pledge Agreements, the Intellectual Property Agreements, under any of the other Collateral Documents or under any of the other Loan Documents; provided, however, that "Collateral" shall not include the Excluded Collateral.

"**Collateral Documents**" means all agreements, instruments and documents executed in connection with this Agreement, including, without limitation, the Security Agreements, the Pledge Agreements, the Intellectual Property Agreements, the Guarantees and all other security agreements, loan agreements, notes, guarantees, pledges, powers of attorney, consents, assignments, contracts, fee letters, mortgages, notices, leases, financing statements and all other written matter whether now or hereafter (including pursuant to Section 7.2(L) hereof) executed by or on behalf of the Borrower or any of its Subsidiaries and delivered to the Administrative Agent or any of the Lenders, together with all agreements and documents referred to therein or contemplated thereby.

"**Commission**" means the Securities and Exchange Commission and any Person succeeding to the functions thereof.

"**Commitment**" means, for each Lender, such Lender's Revolving Loan Commitment.

"**Consolidated Assets**" means the total assets of the Borrower and its Subsidiaries on a consolidated basis determined in accordance with Agreement Accounting Principles.

"**Contaminant**" means any waste, pollutant, hazardous substance, toxic substance, hazardous waste, special waste, petroleum or petroleum-derived substance or waste, asbestos, polychlorinated biphenyls ("**PCBs**"), or any constituent of any such substance or waste, and includes but is not limited to these terms as defined in Environmental, Health or Safety Requirements of Law.

"**Contingent Obligation**", as applied to any Person, means any Contractual Obligation, contingent or otherwise, of that Person with respect to any Indebtedness of another or other obligation or liability of another, including, without limitation, any such Indebtedness, obligation or liability of another directly or indirectly guaranteed, endorsed (otherwise than for collection or deposit in the ordinary course of business), co-made or discounted or sold with recourse by that Person, or in respect of which that Person is otherwise directly or indirectly liable, including Contractual Obligations (contingent or otherwise) arising through any agreement to purchase, repurchase, or otherwise acquire such Indebtedness, obligation or liability or any security therefor, or to provide funds for the payment or discharge thereof (whether in the form of loans, advances, stock purchases, capital contributions or otherwise), or to maintain solvency, assets, level of income, or other financial condition, or to make payment other than for value received.

"**Contractual Obligation**", as applied to any Person, means any provision of any equity or debt securities issued by that Person or any indenture, mortgage, deed of trust, security agreement, pledge agreement, guaranty, contract, undertaking, agreement or instrument, in any case in writing, to which that Person is a party or by which it or any of its properties is bound, or to which it or any of its properties is subject.

"**Controlled Group**" means the group consisting of (i) any corporation which is a member of the same controlled group of corporations (within the meaning of Section 414(b) of the Code) as the Borrower; (ii) a partnership or other trade or business (whether or not incorporated) which is under common control (within the meaning of Section 414(c) of the Code) with the Borrower; and (iii) a member of the same affiliated service group (within the meaning of Section 414(m) of the Code) as the Borrower, any corporation described in clause (i) above or any partnership or trade or business described in clause (ii) above.

"**Conversion/Continuation Notice**" is defined in Section 2.8(D) hereof.

"**Cure Loan**" is defined in Section 9.2(iii) hereof.

"**Customary Permitted Liens**" means:

(i)   Liens (other than Environmental Liens and Liens in favor of the IRS or the PBGC) with respect to the payment of taxes, assessments or governmental charges in all cases which are not yet due or (if foreclosure, distraint, sale or other similar proceedings shall not have been commenced) which are being contested in good faith by appropriate proceedings properly instituted and diligently conducted and with respect to which adequate reserves or other appropriate provisions are being maintained in accordance with Agreement Accounting Principles;

(ii)   statutory Liens of landlords and Liens of suppliers, mechanics, carriers, materialmen, warehousemen or workmen and other similar Liens imposed by law created in the ordinary course of business for amounts not yet due or which are being contested in good faith by appropriate proceedings properly instituted and diligently conducted and with respect to which adequate reserves or other appropriate provisions are being maintained in accordance with Agreement Accounting Principles;

(iii) Liens (other than Environmental Liens and Liens in favor of the IRS or the PBGC) incurred or deposits made in the ordinary course of business in connection with worker's compensation, unemployment insurance or other types of social security benefits or to secure the performance of bids, tenders, sales, contracts (other than for the repayment of Funded Indebtedness), appeal and performance bonds; provided that (A) all such Liens do not in the aggregate materially detract from the value of the Borrower's or such Subsidiary's assets or property taken as a whole or materially impair the use thereof in the operation of the businesses taken as a whole, and (B) all Liens securing bonds to stay judgments or in connection with appeals do not secure at any time an aggregate amount exceeding $1,000,000.00;

(iv) Liens arising with respect to zoning restrictions, easements, licenses, reservations, covenants, rights-of-way, utility easements, building restrictions and other similar charges or encumbrances on the use of real property which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of the Borrower or any of its Subsidiaries;

(v) Liens of attachment or judgment with respect to judgments, writs or warrants of attachment, or similar process against the Borrower or any of its Subsidiaries which do not constitute a Default under Section 8.1(H) hereof; and

(vi) any interest or title of the lessor in the property subject to any operating lease entered into by the Borrower or any of its Subsidiaries in the ordinary course of business.

"**Default**" means an event described in Article VIII hereof.

"**Distributions**" means (i) any dividend or other distribution, direct or indirect, on account of any Equity Interests of the Borrower now or hereafter outstanding, except a dividend payable solely in the Borrower's Capital Stock or in options, warrants or other rights to purchase such Capital Stock, and (ii) any redemption, retirement, purchase or other acquisition for value, direct or indirect, of any Equity Interests of the Borrower or any of its Subsidiaries now or hereafter outstanding; provided, however, that "Distributions" shall not include the conversion or exchange of Equity Interests of the Borrower pursuant to a conversion of the Borrower from a limited liability company to a corporation permitted under Section 7.2(A) hereof.

"**DOL**" means the United States Department of Labor and any Person succeeding to the functions thereof.

"**Dollar**" and "**$**" means dollars in the lawful currency of the United States.

"**EBITDA**" means, for any period, on a consolidated basis for the Borrower and its Subsidiaries, the sum of the amounts for such period, without duplication, of (i) Net Income, plus (ii) Interest Expense, plus (iii) charges against income for foreign, federal, state and local taxes to the extent deducted in computing Net Income, plus (iv) depreciation expense to the extent deducted in computing Net Income, plus (v) amortization expense, including, without limitation, amortization of goodwill and other intangible assets and Transaction Costs to the extent deducted in computing Net Income, plus (vi) other non-cash charges to the extent deducted in computing Net Income, less (vii) non-cash gains to the extent reflected in Net Income.

"**Eligible Receivables**" means accounts receivable created by the Borrower in the ordinary course of its business arising out of the sale of goods or rendition of services by the Borrower, which receivables are and at all times shall continue to meet standards of eligibility from time to time established in accordance with this Agreement. Standards of eligibility will be established by the Administrative Agent in its reasonable credit judgment and may be revised from time to time by the Administrative Agent in its reasonable credit judgment (which credit judgment shall be exercised in a manner that is not arbitrary or capricious and shall be exercised in a manner not inconsistent with the manner in which the initial ineligibility standards were determined) with notice to Lenders. In general, without limiting the foregoing, the following receivables are not Eligible Receivables:

(i)   (a) the following receivables (collectively, "**Aged Receivables**"): (1) receivables which remain unpaid ninety (90) days after the due date or one hundred ten (110) days of the date of the original applicable invoice, whichever is earlier; and

(b) all the receivables owing by a single account debtor and its Affiliates (including a receivable which is not an Aged Receivable), if twenty–five percent (25%) or more of the balance owing by such account debtor and its Affiliates are Aged Receivables, calculated without taking into account any credit balances of such account debtor and its Affiliates, or are otherwise ineligible for any reason;

(ii)   receivables with respect to which the account debtor is a director, officer, employee, or Affiliate of the Borrower;

(iii)   receivables with respect to which the account debtor is any federal governmental authority, the United States of America, or, in each case, any department, agency or instrumentality thereof, unless with respect to any such receivable, the Borrower has complied to the Administrative Agent's satisfaction with the provisions of the Federal Assignment of Claims Act or other applicable statutes, including, without limitation, executing and delivering to Administrative Agent all statements of assignment and/or notification which are in form and substance acceptable to Administrative Agent and which are deemed necessary by Administrative Agent to effectuate the assignment to the Administrative Agent of such receivables;

(iv)   receivables not payable in freely transferable U.S. Dollars;

(v)   receivables with respect to which the account debtor is located outside of the United States;

(vi)   receivables with respect to which the account debtor has (a) asserted a counterclaim, (b) a right of setoff, or (c) a receivable owing from the Borrower but only to the extent of such counterclaim, setoff, rebate or receivable;

(vii)   receivables with respect to which the Administrative Agent does not have a first and valid fully perfected and enforceable security interest for which notice has been provided to the Borrower subject only to Customary Permitted Liens and Permitted Existing Liens;

(viii) receivables with respect to which the account debtor is the subject of bankruptcy or a similar insolvency proceeding or has made an assignment for the benefit of creditors or whose assets have been conveyed to a receiver, trustee or assignee for the benefit of creditors;

(ix)   receivables with respect to which the account debtor's obligation to pay the receivable is conditional upon the account debtor's approval or is otherwise subject to any contractual repurchase obligation or return right or consignment basis;

(x)   receivables with respect to which the account debtor is located in Minnesota (or any other jurisdiction which adopts a statute or other requirement with respect to which any Person that obtains business from within such jurisdiction or is otherwise subject to such jurisdiction's tax law requiring such Person to file a Business Activity Report or make any other required filings in a timely manner in order to enforce its claims in such jurisdiction's courts or arising under such jurisdiction's laws); provided, however, such receivables shall nonetheless be eligible if the Borrower has filed a Business Activity Report (or other applicable report or filing) with the applicable state office by the time required or is qualified to do business in such jurisdiction and, at the time the receivable was created, was qualified to do business in such jurisdiction or had on file with the applicable state office a current Business Activity Report (or other applicable report or filing);

(xi)   receivables with respect to which the account debtor's obligation does not constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms;

(xii) receivables with respect to which the Borrower has not yet delivered the applicable goods or performed the applicable service;

(xiii) any receivable which is not in conformity with the representations and warranties made by the Borrower to the Administrative Agent with respect thereto whether contained in this Agreement or the Security Agreement;

(xiv) receivables in connection with which the Borrower or any other party to such Receivable is in default in the performance or observance of any of the terms thereof in any material respect;

(xv)   receivables the proceeds of which are required to be deposited in the Segregated Accounts, and

(xvi) receivables for which the prospect of payment or performance by the account debtor is or will be impaired as determined by the Administrative Agent in the exercise of its reasonable credit judgment (which credit judgment shall not be exercised in a manner that is arbitrary or capricious and shall be exercised in a manner not inconsistent with the manner in which the initial ineligibility standards were determined).

"**Environmental, Health or Safety Requirements of Law**" means all Requirements of Law derived from or relating to federal, state and local laws or regulations relating to or addressing pollution or protection of the environment, or protection of worker health or safety, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Occupational Safety and Health Act of 1970, 29 U.S.C. § 651 et seq., and the Resource Conservation and Recovery Act of 1976, 42 U.S.C. § 6901 et seq., in each case including any amendments thereto, any successor statutes, and any regulations or guidance promulgated thereunder, and any state or local equivalent thereof.

"**Environmental Lien**" means a lien in favor of any Governmental Authority for (a) any liability under Environmental, Health or Safety Requirements of Law, or (b) damages arising from, or costs incurred by such Governmental Authority in response to, a Release or threatened Release of a Contaminant into the environment.

"**Environmental Property Transfer Act**" means any applicable requirement of law that conditions, restricts, prohibits or requires any notification or disclosure triggered by the closure of any property or the transfer, sale or lease of any property or deed or title for any property for environmental reasons, including, but not limited to, any so-called "Industrial Site Recovery Act" or "Responsible Property Transfer Act."

"**Equity Interests**" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"**ERISA**" means the Employee Retirement Income Security Act of 1974, as amended from time to time including (unless the context otherwise requires) any rules or regulations promulgated thereunder.

"**Eurodollar Base Rate**" means, with respect to a Eurodollar Rate Loan for any specified Interest Period, the per annum rate of interest at which United States dollar deposits in the approximate amount of the pro rata share of LaSalle Bank of such Eurodollar Rate Loan with a maturity approximately equal to such Interest Period are offered in the London interbank eurodollar market at 11:30 a.m. (Chicago time) two Business Days prior to the first day of such Interest Period, as displayed on the Bloomberg Financial Markets System, or other authoritative source selected by the Administrative Agent in its sole discretion, divided by a number determined by subtracting from 1.00 the maximum reserve percentage for determining reserves to be maintained by member banks of the Federal Reserve System for "Eurocurrency liabilities," such rate to remain fixed for such Interest Period. The Administrative Agent's determination of the Eurodollar Base Rate shall be conclusive, absent manifest error. Any Eurodollar Base Rate determined on the basis of the rate displayed on the Bloomberg Financial Markets System in accordance with the foregoing provisions of this subparagraph shall be subject to corrections, if any, made in such rate and displayed by the Bloomberg Financial Markets System within one hour of the time when such rate is first displayed by such service.

"**Eurodollar Rate**" means, with respect to a Eurodollar Rate Loan for the relevant Interest Period, the Eurodollar Base Rate applicable to such Interest Period plus the then Applicable Eurodollar Margin.

"**Eurodollar Rate Advance**" means an Advance which bears interest at the Eurodollar Rate.

"**Eurodollar Rate Loan**" means a Loan, or portion thereof, which bears interest at the Eurodollar Rate.

"**Excluded Collateral**" means (1) Provider Collateral under the Restricting Power Purchase Contracts; provided, however, that upon the release of any proceeds of such Provider Collateral to the Borrower pursuant to the terms of any Disbursement Agreement entered into in conjunction with the Restricting Power Purchase Contracts, such released amounts will cease to be "Excluded Collateral"; and (2) all cash and letter-of-credit rights held by Borrower as "Performance Assurance" as that term is defined in the Power Purchase Contracts, so long as such amounts are held by LaSalle Bank pursuant to that certain Custody Agreement dated as of March 26, 2003 between the Borrower and LaSalle Bank.

"**Federal Funds Effective Rate**" means, for any day, an interest rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published for such day (or, if such day is not a Business Day, for the immediately preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations at approximately 10:00 a.m. (Chicago time) on such day on such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by the Administrative Agent in its sole discretion.

"**Financing**" means, with respect to any Person, the issuance or sale by such Person of any Equity Interests of such Person or any Indebtedness consisting of debt securities of such Person.

"**Floating Rate**" means, for any day for any Loan, a rate per annum equal to the Alternate Base Rate for such day, changing when and as the Alternate Base Rate changes, plus the then Applicable Floating Rate Margin.

"**Floating Rate Advance**" means an Advance which bears interest at the Floating Rate.

"**Floating Rate Loan**" means a Loan, or portion thereof, which bears interest at the Floating Rate.

"**FPA**" means the Federal Power Act, as amended, and all rules and regulations promulgated thereunder.

"**Funded Indebtedness**" means Indebtedness other than Contingent Obligations.

"**Governmental Acts**" is defined in Section 3.10(A) hereof.

"**Governmental Authority**" means any nation or government, any federal, state, local or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"**GPE**" means Great Plains Energy Incorporated, a Missouri corporation.

"**GPE Guaranty**" means that certain Limited Guaranty dated as of the Closing Date in substantially the form of Exhibit B-4 attached hereto, duly executed by GPE in favor of the Administrative Agent for the benefit of the Holders of Obligations, as amended, restated or otherwise modified from time to time.

"**Gross Amount of Eligible Receivables**" means the outstanding face amount of Eligible Receivables, determined in accordance with Agreement Accounting Principles, consistently applied, less (i) all finance charges, late fees and other fees that are unearned, (ii) the value of any accrual which has been recorded by the Borrower with respect to downward price adjustments and (iii) and such other reserves as the Administrative Agent elects to establish in accordance with its reasonable credit judgment (which credit judgment shall be exercised in a manner that is not arbitrary or capricious and shall be exercised in a manner not inconsistent with the manner in which the initial ineligibility standards were determined).

"**Gross Negligence**" means recklessness, or actions taken or omitted with conscious indifference to or the complete disregard of consequences. Gross Negligence does not mean the absence of ordinary care or diligence, or an inadvertent act or inadvertent failure to act. If the term "gross negligence" is used with respect to the Agents, the Arrangers or any Lender or any indemnitee in any of the other Loan Documents, it shall have the meaning set forth herein.

"**Guarantors**" means (i) GPE and (ii) any other new Subsidiaries which have satisfied the provisions of Section 7.2(L) hereof, in each case, together with their respective successors and assigns.

"**Guaranty**" means the GPE Guaranty and any guaranty hereafter (pursuant to Section 7.2(L) hereof) executed by a Subsidiary of Borrower in favor of the Administrative Agent for the ratable benefit of the Holders of Obligations, in each case, as amended, restated or otherwise modified from time to time.

"**Hedging Obligations**" of a Person means any and all obligations of such Person, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), under (i) any and all agreements, devices or arrangements designed to protect at least one of the parties thereto from the fluctuations of interest rates, commodity prices, exchange rates or forward rates applicable to such party's assets, liabilities or exchange transactions, including, but not limited to, dollar-denominated or cross-currency interest rate exchange agreements, forward currency exchange agreements, interest rate cap or collar protection agreements, forward rate currency or interest rate options, puts and warrants, and (ii) any and all cancellations, buy backs, reversals, terminations or assignments of any of the foregoing; provided, however, that "Hedging Obligations" shall not include physical and financial agreements to purchase electric power entered into by the Borrower in the ordinary course of its business.

"**Holders of Obligations**" means the holders of the Obligations from time to time, including, without limitation, (i) each Lender in respect of its Loans, (ii) each Issuing Bank in respect of Reimbursement Obligations, (iii) the Agents, the Lenders and the Issuing Banks in respect of all other present and future obligations and liabilities of the Borrower of every type and description arising under or in connection with this Agreement or any other Loan Document, (iv) each Indemnitee in respect of the obligations and liabilities of the Borrower to such Person hereunder, and (v) their respective successors, transferees and assigns.

"**Indebtedness**" of any Person means, without duplication, such Person's (a) obligations for borrowed money, (b) obligations representing the deferred purchase price of property or services (other than accounts payable arising in the ordinary course of such Person's business payable on terms customary in the trade), (c) obligations, whether or not assumed, secured by Liens or payable out of the proceeds or production from property or assets now or hereafter owned or acquired by such Person, (d) obligations which are evidenced by notes, acceptances or other instruments, (e) Capitalized Lease Obligations, (f) Contingent Obligations, (g) obligations with respect to letters of credit issued under this Agreement or otherwise on the Borrower's behalf and (h) Hedging Obligations. The amount of Indebtedness of any Person at any date shall be without duplication (i) the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any such Contingent Obligations at such date and (ii) in the case of Indebtedness of others secured by a Lien to which the property or assets owned or held by such Person is subject, the lesser of the fair market value at such date of any asset subject to a Lien securing the Indebtedness of others and the amount of the Indebtedness secured. Anything to the contrary contained in this Agreement notwithstanding, Borrower's Power Purchase Contracts, Distributions by the Borrower to the holders of its Equity Interests, and the obligation to make tax distributions under the terms of the Borrower's limited liability company operating agreement shall not be deemed to be Indebtedness.

"**Indemnified Matters**" is defined in Section 10.7(B) hereof.

"**Indemnitees**" is defined in Section 10.7(B) hereof.

"**Intellectual Property Agreement**" means any patent security agreement, trademark security agreement or copyright security agreement whether now or hereafter (including pursuant to Section 7.2(L) hereof) executed by the Borrower and its Subsidiaries in favor of the Administrative Agent for the benefit of the Holders of Obligations, in each case, as amended, restated or otherwise modified from time to time, including, without limitation, that certain Trademark Security Agreement dated as of the Closing Date in substantially the form of Exhibit B-3 attached hereto, duly executed by the Borrower in favor of the Administrative Agent for the benefit of the Holders of Obligations as amended, restated or otherwise modified from time to time.

"**Interest Expense**" means, for any period, the total interest expense of the Borrower and its consolidated Subsidiaries, whether paid or accrued (including the interest component of Capitalized Leases, commitment and letter of credit fees) as reflected on the income statement of the Borrower and its consolidated Subsidiaries, all as determined in conformity with Agreement Accounting Principles.

"**Interest Period**" means, with respect to a Eurodollar Rate Loan, a period of one (1), two (2), three (3) or six (6) months commencing on a Business Day selected by the Borrower pursuant to this Agreement. Such Interest Period shall end on (but exclude) the day which corresponds numerically to such date one, two, three or six months thereafter; provided, however, that if there is no such numerically corresponding day in such next, second, third or sixth succeeding month, such Interest Period shall end on the last Business Day of such next, second, third or sixth succeeding month, as the case may be. If an Interest Period would otherwise end on a day which is not a Business Day, such Interest Period shall end on the immediately preceding Business Day.

"**Investment**" means, with respect to any Person, (i) any purchase or other acquisition by that Person of any Indebtedness, Equity Interests or other securities, or of a beneficial interest in any Indebtedness, Equity Interests or other securities, issued by any other Person, (ii) any purchase by that Person of all or substantially all of the assets of a business conducted by another Person, and (iii) any loan, advance (other than deposits with financial institutions available for withdrawal on demand, prepaid expenses, accounts receivable, advances to employees and similar items made or incurred in the ordinary course of business) or capital contribution by that Person to any other Person, including all Indebtedness to such Person arising from a sale of property by such Person other than in the ordinary course of its business.

"**IRS**" means the Internal Revenue Service and any Person succeeding to the functions thereof.

"**Issuing Banks**" means (i) LaSalle Bank and (ii) any Lender which, at the Borrower's request, agrees, in each such Lender's sole discretion, to become an Issuing Bank for the purpose of issuing Letters of Credit, and their respective successors and assigns, in each case in such Lender's separate capacity as an issuer of Letters of Credit pursuant to Section 3.1. The designation of any Lender as an Issuing Bank after the date hereof shall be subject to the prior written consent of the Administrative Agent.

"**LaSalle Bank**" means LaSalle Bank National Association, a national banking association, together with its successors and assigns.

"**L/C Draft**" means a draft drawn on an Issuing Bank pursuant to a Letter of Credit.

"**L/C Interest**" shall have the meaning ascribed to such term in Section 3.6 hereof.

"**L/C Obligations**" means, without duplication, an amount equal to the sum of (i) the aggregate of the amount then available for drawing under each of the Letters of Credit, (ii) the face amount of all outstanding L/C Drafts corresponding to the Letters of Credit, which L/C Drafts have been accepted by the applicable Issuing Bank, (iii) the aggregate outstanding amount of all Reimbursement Obligations at such time and (iv) the aggregate face amount of all Letters of Credit requested by the Borrower but not yet issued (unless the request for an unissued Letter of Credit has been denied).

"**Lenders**" means the lending institutions listed on the signature pages of this Agreement and their respective successors and assigns.

"**Lending Installation**" means, with respect to a Lender or the Administrative Agent, any office, branch, subsidiary or affiliate of such Lender or the Administrative Agent.

"**Letter of Credit**" means the letters of credit to be issued by the Issuing Banks pursuant to Section 3.1 hereof.

"**Leverage Ratio**" is defined in Section 7.4(B) hereof.

"**Lien**" means any lien (statutory or other), mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance or preference, priority or security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, the interest of a vendor or lessor under any conditional sale, Capitalized Lease or other title retention agreement).

"**Loan(s)**" means, with respect to a Lender, such Lender's portion of any Advance made pursuant to Section 2.1 hereof, and collectively all Revolving Loans, whether made or continued as or converted to Floating Rate Loans or Eurodollar Rate Loans.

"**Loan Account**" is defined in Section 2.13(F) hereof.

"**Loan Documents**" means this Agreement, the Notes, any Guaranty and all other documents, instruments and agreements executed in connection therewith or contemplated thereby, as the same may be amended, restated or otherwise modified and in effect from time to time.

"**Margin Stock**" shall have the meaning ascribed to such term in Regulation U.

"**Master Letter of Credit Agreement**" means the form of LaSalle Bank's Master Letter of Credit Agreement attached hereto as Exhibit K, as the same may be amended from time to time. In the event of a conflict in terms between this Agreement and the Master Letter of Credit Agreement, the Master Letter of Credit Agreement shall govern.

"**Material Adverse Effect**" means a material adverse effect upon (a) the business, condition (financial or otherwise), operations, performance, properties or prospects of the Borrower, (b) the ability of the Borrower or any of its Subsidiaries to perform their respective obligations under the Loan Documents in any material respect, or (c) the ability of the Lenders or the Administrative Agent to enforce in any material respect the Obligations.

"**Material Subsidiary**" means any Subsidiary of Borrower having assets or annual revenues in excess of $1,000,000.00.

"**Multiemployer Plan**" means a "Multiemployer Plan" as defined in Section 4001(a)(3) of ERISA which is, or within the immediately preceding six (6) years was, contributed to by either the Borrower or any member of the Controlled Group.

"**Net Income**" means, for any period, the net earnings (or loss) after taxes of the Borrower and its Subsidiaries on a consolidated basis for such period taken as a single accounting period determined in conformity with Agreement Accounting Principles.

"**Net Worth**" means, at a particular date, all amounts which would be included under shareholders' equity for any Person and its consolidated Subsidiaries determined in accordance with Agreement Accounting Principles.

"**New Subsidiary**" is defined in Section 7.3(G)(ii) hereof.

"**Non Pro Rata Loan**" is defined in Section 9.2 hereof.

"**Notes**" means the Revolving Notes.

"**Notice of Assignment**" is defined in Section 13.3(B) hereof.

"**Obligations**" means all Loans, advances, debts, liabilities, obligations, covenants and duties owing by the Borrower to the Agents, the Arrangers, any Lender, any Issuing Bank, any Affiliate of the Agents, the Arrangers or any Lender, or any Indemnitee, of any kind or nature, present or future, arising under this Agreement, the Notes or any other Loan Document, whether or not evidenced by any note, guaranty or other instrument, whether or not for the payment of money, whether arising by reason of an extension of credit, loan, guaranty, indemnification, or in any other manner, whether direct or indirect (including those acquired by assignment), absolute or contingent, due or to become due, now existing or hereafter arising and however acquired. The term includes, without limitation, all interest, charges, expenses, fees, attorneys' fees and disbursements, paralegals' fees (in each case whether or not allowed), and any other sum chargeable to the Borrower under this Agreement or any other Loan Document.

"**Other Taxes**" is defined in Section 2.13(E)(ii) hereof.

"**Participants**" is defined in Section 13.2(A) hereof.

"**Payment Date**" means the last Business Day of each calendar quarter.

"**PBGC**" means the Pension Benefit Guaranty Corporation, or any successor thereto.

"**Permitted Acquisition**" is defined in Section 7.3(G) hereof.

"**Permitted Existing Indebtedness**" means the Indebtedness of the Borrower and its Subsidiaries identified as such on Schedule 1.1.1 to this Agreement.

"**Permitted Existing Investments**" means the Investments of the Borrower and its Subsidiaries identified as such on Schedule 1.1.2 to this Agreement.

"**Permitted Existing Liens**" means the Liens on assets of the Borrower and its Subsidiaries identified as such on Schedule 1.1.3 to this Agreement.

"**Permitted Purchase Money Indebtedness**" is defined in Section 7.3(A)(vi) hereof.

"**Permitted Refinancing Indebtedness**" means any replacement, renewal, refinancing or extension of any Indebtedness permitted by this Agreement that (i) does not exceed the aggregate principal amount (plus accrued interest and any applicable premium and associated fees and expenses) of the Indebtedness being replaced, renewed, refinanced or extended, (ii) does not have a Weighted Average Life to Maturity at the time of such replacement, renewal, refinancing or extension that is less than the Weighted Average Life to Maturity of the Indebtedness being replaced, renewed, refinanced or extended, (iii) does not rank at the time of such replacement, renewal, refinancing or extension senior to the Indebtedness being replaced, renewed, refinanced or extended, and (iv) does not contain terms (including, without limitation, terms relating to security, amortization, interest rate, premiums, fees, covenants, event of default and remedies) materially less favorable to the Borrower or to the Lenders than those applicable to the Indebtedness being replaced, renewed, refinanced or extended.

"**Person**" means any individual, corporation, firm, enterprise, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company or other entity of any kind, or any government or political subdivision or any agency, department or instrumentality thereof.

"**Plan**" means an employee benefit plan defined in Section 3(3) of ERISA in respect of which the Borrower or any member of the Controlled Group is, or within the immediately preceding six (6) years was, an "employer" as defined in Section 3(5) of ERISA.

"**Pledge Agreement**" means any pledge agreement hereafter (pursuant to Section 7.2(L) hereof) executed by the Borrower or any Subsidiary of the Borrower with respect to the Capital Stock of any other Subsidiary of the Borrower or such Subsidiary in favor of the Administrative Agent for the benefit of the Holders of Obligations, in each case, as amended, restated or otherwise modified from time to time.

"**Power Purchase Contracts**" is defined in Section 6.12 hereof.

"**Prime Rate**" means a rate per annum equal to the prime rate of interest announced from time to time by LaSalle Bank (which is not necessarily the lowest rate charged to any customer), changing when and as said prime rate changes.

"**Pro Rata Share**" means:

   (i)   with respect to all payments, computations and determinations relating to the Revolving Loan Commitment or the Revolving Loans of any Lender or such Lender's interest in Letters of Credit (including, without limitation, determinations of the commitment fee under Section 2.13(C)(i)), the Revolving Loan Pro Rata Share; and

   (ii)   for all other purposes, with respect to each Lender, the percentage obtained by dividing (A) the sum of such Lender's Revolving Loan Commitment at such time (in each case, as adjusted from time to time in accordance with the provisions of this Agreement) by (B) the Aggregate Revolving Loan Commitment at such time; provided, however, if all of the Commitments are terminated pursuant to the terms of this Agreement, then "Pro Rata Share" means the percentage obtained by dividing (x) the sum of such Lender's Revolving Loans and L/C Obligations by (y) the aggregate amount of all Revolving Loans and L/C Obligations.

"**Provider Collateral**" means those specified retail contracts, related items and proceeds thereof and any Segregated Accounts that are subject to a Lien pursuant to the terms of the Power Purchase Contracts.

"**PUHCA**" means the Public Utility Holding Company Act of 1935, as amended.

"**Purchasers**" is defined in Section 13.3(A) hereof.

"**Rate Option**" means the Eurodollar Rate or the Floating Rate.

"**Register**" is defined in Section 13.3(C) hereof.

"**Regulation T**" means Regulation T of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by and to brokers and dealers of securities for the purpose of purchasing or carrying margin stock (as defined therein).

"**Regulation U**" means Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by banks for the purpose of purchasing or carrying Margin Stock applicable to member banks of the Federal Reserve System.

"**Regulation X**" means Regulation X of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by foreign lenders for the purpose of purchasing or carrying margin stock (as defined therein).

"**Reimbursement Obligation**" is defined in Section 3.7 hereof.

"**Release**" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, including the movement of Contaminants through or in the air, soil, surface water or groundwater.

"**Reportable Event**" means a reportable event as defined in Section 4043 of ERISA and the regulations issued under such section, with respect to a Plan, excluding, however, such events as to which the PBGC by regulation waived the requirement of Section 4043(a) of ERISA that it be notified within 30 days after such event occurs, provided, however, that a failure to meet the minimum funding standards of Section 412 of the Code and of Section 302 of ERISA shall be a Reportable Event regardless of the issuance of any such waiver of the notice requirement in accordance with either Section 4043(a) of ERISA or Section 412(d) of the Code.

"**Required Lenders**" means Lenders whose Pro Rata Shares, in the aggregate, are greater than sixty-six and two-thirds percent (66-2/3%); provided, however, that, if any of the Lenders shall have failed to fund its Revolving Loan Pro Rata Share of any Revolving Loan requested by the Borrower, which such Lenders are obligated to fund under the terms of this Agreement and any such failure has not been cured, then for so long as such failure continues, "**Required Lenders**" means Lenders (excluding all Lenders whose failure to fund their applicable Pro Rata Shares of such Revolving Loans has not been so cured) whose Pro Rata Shares represent greater than sixty-six and two-thirds percent (66-2/3%) of the aggregate Pro Rata Shares of such Lenders; provided further, however, that, if the Commitments have been terminated pursuant to the terms of this Agreement, "**Required Lenders**" means Lenders (without regard to such Lenders' performance of their respective obligations hereunder) whose aggregate ratable shares (stated as a percentage) of the aggregate outstanding principal balance of all Loans and L/C Obligations are greater than sixty-six and two thirds percent (66-2/3%).

"**Requirements of Law**" means, as to any Person, the charter and by-laws or other organizational or governing documents of such Person, and any law, rule or regulation, or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject including, without limitation, the Securities Act of 1933, the Securities Exchange Act of 1934, Regulations T, U and X, ERISA, the Fair Labor Standards Act, the Worker Adjustment and Retraining Notification Act, Americans with Disabilities Act of 1990, and any certificate of occupancy, zoning ordinance, building, environmental or land use requirement or permit or environmental, labor, employment, occupational safety or health law, rule or regulation, including Environmental, Health or Safety Requirements of Law.

"**Restricted Payment**" means (i) any redemption, purchase, retirement, defeasance, prepayment or other acquisition for value, direct or indirect, of any Indebtedness other than the Obligations prior to the stated maturity of such Indebtedness, (ii) any payment of a claim for the rescission of the purchase or sale of, or for material damages arising from the purchase or sale of, any Indebtedness (other than the Obligations), or of a claim for reimbursement, indemnification or contribution arising out of or related to any such claim for damages or rescission and (iii) any payment of any management fee or similar consulting fee to any Affiliate of the Borrower.

"**Restricting Power Purchase Contracts**" means those Power Purchase Contracts which prohibit the grant of a junior lien on the related Provider Collateral to the Administrative Agent.

"**Revolving Credit Availability**" means, at any particular time, the amount by which (a) the lesser of (i) the Aggregate Revolving Loan Commitment at such time or (ii) the Borrowing Base at such time exceeds (b) the Revolving Credit Obligations at such time.

"**Revolving Credit Obligations**" means, at any particular time, the sum of (i) the outstanding principal amount of the Revolving Loans at such time, plus (ii) the L/C Obligations at such time.

"**Revolving Loan**" is defined in Section 2.1 hereof.

"**Revolving Loan Commitment**" means, for each Lender, the obligation of such Lender to make Revolving Loans and to purchase participations in Letters of Credit not exceeding the amount set forth on Exhibit A to this Agreement opposite its name thereon under the heading "Revolving Loan Commitment" or the signature page of the assignment and acceptance by which it became a Lender, as such amount may be modified from time to time pursuant to the terms of this Agreement or to give effect to any applicable assignment and acceptance.

"**Revolving Loan Pro Rata Share**" means, at any particular time and with respect to any Lender, the percentage obtained by dividing (A) such Lender's Revolving Loan Commitment (or the outstanding principal balance of such Lender's Revolving Loans and all L/C Obligations in which such Lender has an interest, if the Revolving Loan Commitments have been terminated pursuant to the terms of this Agreement) by (B) the Aggregate Revolving Loan Commitment (or the aggregate outstanding principal balance of the Revolving Loans and all L/C Obligations, if the Revolving Loan Commitments have been terminated pursuant to the terms of this Agreement).

"**Revolving Loan Termination Date**" means June 9, 2004 (unless extended pursuant to Section 2.18 hereof).

"**Revolving Note**" means a promissory note, in substantially the form of Exhibit B-1 hereto, duly executed by the Borrower and payable to the order of a Lender in the amount of its Revolving Loan Commitment, including any amendment, restatement, modification, renewal or replacement of such Revolving Note.

"**Risk-Based Capital Guidelines**" is defined in Section 4.2 hereof.

"**Security Agreement**" means (i) that certain Security Agreement dated as of the Closing Date, in substantially the form of Exhibit B-2 attached hereto, duly executed by the Borrower in favor of the Administrative Agent for the benefit of the Holders of Obligations as amended, restated or otherwise modified from time to time and (ii) any other security agreement hereafter (pursuant to Section 7.2(L) hereof) executed by each of the Borrower's Subsidiaries in favor of the Administrative Agent for the benefit of the Holders of Obligations, in each case, as amended, restated or otherwise modified from time to time.

"**Segregated Accounts**" shall mean those deposit accounts listed on Schedule 1.1.4 hereto, which schedule may be revised from time to time by the Borrower submitting a revised Schedule to the Administrative Agent and the Lenders, such accounts being created for the purpose of providing performance assurance to certain of the Borrower's wholesale power supply counterparties and funded by payments made by the Borrower's retail customers receiving such supply.

"**Single Employer Plan**" means a Plan maintained by the Borrower or any member of the Controlled Group for employees of the Borrower or any member of the Controlled Group.

"**Solvent**" means, when used with respect to any Person, that at the time of determination:

(i) the fair value of its assets (both at fair valuation and at present fair saleable value) is equal to or in excess of the total amount of its liabilities, including, without limitation, contingent liabilities; and

(ii) it is then able and expects to be able to pay its debts as they mature; and

(iii) it has capital sufficient to carry on its business as conducted and as proposed to be conducted.

With respect to contingent liabilities (such as litigation, guarantees and pension plan liabilities), such liabilities shall be computed at the amount which, in light of all the facts and circumstances existing at the time, represent the amount which can be reasonably be expected to become an actual or matured liability.

"**Subordinated Debtholder**" means either GPE, KLT Inc., KLT Energy Services Inc., Innovative Energy Consultants Inc. or Custom Energy Holdings, L.L.C.

"**Subordinated Debt**" means any unsecured intercompany Indebtedness owed by the Borrowers to the Subordinated Debtholder (whether or not evidenced by a promissory note) and subject to the terms of the Subordination Agreement.

"**Subordination Agreement**" means that certain Subordination Agreement dated as of the Closing Date (as amended, restated, supplemented or otherwise modified from time to time) between the Subordinated Debtholder and the Borrower in favor of the Administrative Agent on behalf of the Lenders with respect to the Subordinated Debt, in substantially the form of Exhibit J attached hereto.

"**Subsidiary**" of a Person means (i) any corporation more than 50% of the outstanding securities having ordinary voting power of which shall at the time be owned or controlled, directly or indirectly, by such Person or by one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries, or (ii) any partnership, association, joint venture or similar business organization more than 50% of the ownership interests having ordinary voting power of which shall at the time be so owned or controlled. Unless otherwise expressly provided, all references herein to a "Subsidiary" shall mean a Subsidiary of the Borrower.

"**Syndication Agent**" means PNC Bank, National Association in its capacity as syndication agent hereunder.

"**Taxes**" is defined in Section 2.13(E)(i) hereof.

"**Termination Date**" means the earlier of (a) the Revolving Loan Termination Date, and (b) the date of termination of the Aggregate Revolving Loan Commitment pursuant to Section 2.4 hereof or the Commitments pursuant to Section 9.1 hereof.

"**Termination Event**" means (i) a Reportable Event with respect to any Benefit Plan; (ii) the withdrawal of the Borrower or any member of the Controlled Group from a Benefit Plan during a plan year in which the Borrower or such Controlled Group member was a "substantial employer" as defined in Section 4001(a)(2) of ERISA or the cessation of operations which results in the termination of employment of twenty percent (20%) of Benefit Plan participants who are employees of the Borrower or any member of the Controlled Group; (iii) the imposition of an obligation on the Borrower or any member of the Controlled Group under Section 4041 of ERISA to provide affected parties written notice of intent to terminate a Benefit Plan in a distress termination described in Section 4041(c) of ERISA; (iv) the institution by the PBGC of proceedings to terminate a Benefit Plan; (v) any event or condition which might constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Benefit Plan; or (vi) the partial or complete withdrawal of the Borrower or any member of the Controlled Group from a Multiemployer Plan.

"**Transaction Costs**" means the fees, costs and expenses payable by the Borrower in connection with the execution, delivery and performance of the Loan Documents.

"**Transferee**" is defined in Section 13.5 hereof.

"**Type**" means, with respect to any Loan, its nature as a Floating Rate Loan or a Eurodollar Rate Loan.

"**Unfunded Liabilities**" means (i) in the case of Single Employer Plans, the amount (if any) by which the present value of all vested nonforfeitable benefits under all Single Employer Plans exceeds the fair market value of all such Plan assets allocable to such benefits, all determined as of the then most recent valuation date for such Plans, and (ii) in the case of Multiemployer Plans, the withdrawal liability that would be incurred by the Controlled Group if all members of the Controlled Group completely withdrew from all Multiemployer Plans.

"**Unmatured Default**" means an event which, but for the lapse of time or the giving of notice, or both, would constitute a Default.

"**Weighted Average Life to Maturity**" means when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

The foregoing definitions shall be equally applicable to both the singular and plural forms of the defined terms. Any accounting terms used in this Agreement which are not specifically defined herein shall have the meanings customarily given them in accordance with generally accepted accounting principles in existence as of the date hereof.

1.2. References.

The existence throughout the Agreement of references to the Borrower's Subsidiaries is for a matter of convenience only. Any references to Subsidiaries of the Borrower set forth herein shall not in any way be construed as consent by the Administrative Agent or any Lender to the establishment, maintenance or acquisition of any Subsidiary, except as may otherwise be permitted hereunder.

ARTICLE II.   THE REVOLVING LOAN FACILITIES

2.1.   Revolving Loans.

Upon the satisfaction of the conditions precedent set forth in Sections 5.1 and 5.2, from and including the date of this Agreement and prior to the Termination Date, each Lender severally and not jointly agrees, on the terms and conditions set forth in this Agreement, to make revolving loans to the Borrower from time to time, in Dollars, in an amount not to exceed such Lender's Revolving Loan Pro Rata Share of Revolving Credit Availability at such time (each individually, a "**Revolving Loan**" and, collectively, the "**Revolving Loans**"); provided, however, at no time shall the Revolving Credit Obligations exceed the lesser of the Aggregate Revolving Loan Commitment or the Borrowing Base. Subject to the terms of this Agreement, the Borrower may borrow, repay and reborrow Revolving Loans at any time prior to the Termination Date. On the Termination Date, the Borrower shall repay in full the outstanding principal balance of the Revolving Loans. Each Advance under this Section 2.1 shall consist of Revolving Loans made by each Lender ratably in proportion to such Lender's respective Revolving Loan Pro Rata Share.

2.2.   Rate Options for All Advances.

The Revolving Loans may be Floating Rate Advances or Eurodollar Rate Advances, or a combination thereof, selected by the Borrower in accordance with Section 2.8. The Borrower may select, in accordance with Section 2.8, Rate Options and Interest Periods applicable to portions of the Revolving Loans and the Term Loans; provided that there shall be no more than five (5) Interest Periods in effect with respect to all of the Loans at any time.

2.3.   Prepayments.

(A)   Optional Payments.

The Borrower may from time to time repay or prepay, without penalty or premium all or, in an aggregate of amount of $1,000,000.00 or any larger integral multiple thereof, part of outstanding Floating Rate Advances. The Borrower may from time to time pay, subject to the indemnification provisions contained in Section 4.4, all outstanding Eurodollar Rate Advances or, in a minimum aggregate amount of $1,000,000.00 or any larger integral multiple thereof, part of the outstanding Eurodollar Rate Advances, provided, that the Borrower may not so prepay Eurodollar Rate Advances unless it shall have provided at least three Business Days' written notice to the Administrative Agent of such prepayment.

(B)   Mandatory Prepayments.

(i)   If at any time and for any reason the Revolving Credit Obligations are greater than the lesser of (i) the Aggregate Revolving Loan Commitment or (ii) the Borrowing Base, the Borrower shall immediately make a mandatory prepayment of the Obligations in an amount equal to such excess. In addition, if Revolving Credit Availability is at any time less than the amount of contingent L/C Obligations outstanding at any time, the Borrower shall deposit cash collateral with the Administrative Agent in an amount equal to the amount by which such L/C Obligations exceed such Revolving Credit Availability.

(ii)   Subject to the preceding provisions of this Section 2.3(B) and the indemnification provisions contained in Section 4.4, all of the mandatory prepayments made under this Section 2.3(B) shall be applied first to Floating Rate Loans and to any Eurodollar Rate Loans maturing on such date and then to subsequently maturing Eurodollar Rate Loans in order of maturity.

2.4.   Reduction of Commitments.

(a)   The Borrower may permanently reduce the Aggregate Revolving Loan Commitment in whole, or in part ratably among the Lenders, in an aggregate minimum amount of $1,000,000.00 with respect to each such Commitment and integral multiples of $500,000.00 in excess of that amount with respect to each such Commitment (unless the Aggregate Revolving Loan Commitment is reduced in whole), upon at least one Business Day's written notice to the Administrative Agent, which notice shall specify the amount of any such reduction; provided, however, that the amount of the Aggregate Revolving Loan Commitment may not be reduced below the aggregate principal amount of the outstanding Revolving Credit Obligations.

(b)   All accrued commitment fees shall be payable on the effective date of any termination of the obligations of the Lenders to make Loans hereunder.

2.5.   Method of Borrowing.

Not later than 1:00 p.m. (Chicago time) on each Borrowing Date, each Lender shall make available its Revolving Loan in funds immediately available in Indianapolis to the Administrative Agent at its address specified pursuant to Article XIV. The Administrative Agent will promptly make the funds so received from the Lenders available to the Borrower at the Administrative Agent's aforesaid address.

2.6.   Method of Selecting Types and Interest Periods for Advances.

The Borrower shall select the Type of Advance and, in the case of each Eurodollar Rate Advance, the Interest Period applicable to each Advance from time to time. The Borrower shall give the Administrative Agent irrevocable notice in substantially the form of Exhibit C hereto (a "**Borrowing Notice**") not later than 11:30 a.m. (Chicago time) (a) on the Borrowing Date of each Floating Rate Advance and (b) three Business Days before the Borrowing Date for each Eurodollar Rate Advance, specifying: (i) the Borrowing Date (which shall be a Business Day) of such Advance; (ii) the aggregate amount of such Advance; (iii) the Type of Advance selected; and (iv) in the case of each Eurodollar Rate Advance, the Interest Period applicable thereto. The Borrower shall select Interest Periods so that, to the best of the Borrower's knowledge, it will not be necessary to prepay all or any portion of any Eurodollar Rate Advance prior to the last day of the applicable Interest Period in order to make mandatory prepayments as required pursuant to the terms hereof. Each Floating Rate Advance and all Obligations other than Loans shall bear interest from and including the date of the making of such Advance to (but not including) the date of repayment thereof at the Floating Rate, changing when and as such Floating Rate changes. Changes in the rate of interest on that portion of any Advance maintained as a Floating Rate Loan will take effect simultaneously with each change in the Alternate Base Rate. Each Eurodollar Rate Advance shall bear interest from and including the first day of the Interest Period applicable thereto to (but not including) the last day of such Interest Period at the interest rate determined as applicable to such Eurodollar Rate Advance.

2.7.   Minimum Amount of Each Advance.

Each Advance (other than an Advance to repay a Reimbursement Obligation) shall be in the minimum amount of $1,000,000.00 (and in multiples of $500,000.00 if in excess thereof); provided, however, that any Floating Rate Advance may be in the amount of the Revolving Credit Availability; provided, further, that the portion of each Advance which is a Eurodollar Rate Advance shall be in the minimum amount of $100,000.00.

2.8.   Method of Selecting Types and Interest Periods for Conversion and Continuation of Advances.

(A)   Right to Convert/Breakage Costs.

The Borrower may elect from time to time, subject to the provisions of Section 2.2 and this Section 2.8, to convert all or any part of a Loan of any Type into any other Type or Types of Loans; provided that any conversion of any Eurodollar Rate Advance shall be made on, and only on, the last day of the Interest Period applicable thereto. Notwithstanding anything in this Agreement or any of the other Loan Documents to the contrary, the Borrower shall be liable for all amounts pursuant to Section 4.4 as a result of the conversion prior to the end of the applicable Interest Period.

(B)   Automatic Conversion and Continuation.

Floating Rate Loans shall continue as Floating Rate Loans unless and until such Floating Rate Loans are converted into Eurodollar Rate Loans. Eurodollar Rate Loans shall continue as Eurodollar Rate Loans until the end of the then applicable Interest Period therefor, at which time such Eurodollar Rate Loans shall be automatically converted into Floating Rate Loans unless the Borrower shall have given the Administrative Agent notice in accordance with Section 2.8(D) requesting that, at the end of such Interest Period, such Eurodollar Rate Loans continue as a Eurodollar Rate Loan.

(C)   No Conversion Post-Default or Post-Unmatured Default.

Notwithstanding anything to the contrary contained in Section 2.8(A) or Section 2.8(B), no Loan may be converted into or continued as a Eurodollar Rate Loan (except with the consent of the Required Lenders) when any Default or Unmatured Default has occurred and is continuing.

(D)   Conversion/Continuation Notice.

The Borrower shall give the Administrative Agent irrevocable notice (a "**Conversion/Continuation Notice**") of each conversion of a Floating Rate Loan into a Eurodollar Rate Loan or continuation of a Eurodollar Rate Loan not later than 11:30 a.m. (Chicago time) three Business Days prior to the date of the requested conversion or continuation, specifying: (1) the requested date (which shall be a Business Day) of such conversion or continuation; (2) the amount and Type of the Loan to be converted or continued; and (3) the amount of Eurodollar Rate Loan(s) into which such Loan is to be converted or continued and the duration of the Interest Period applicable thereto.

2.9.   Default Rate.

After the occurrence and during the continuance of a Default, at the option of the Administrative Agent or at the direction of the Required Lenders, the interest rate(s) applicable to the Obligations and the fees payable under Section 3.8 with respect to Letters of Credit shall be increased by two percent (2.0%) per annum above the Floating Rate or Eurodollar Rate, as applicable.

2.10.   Method of Payment.

All payments of principal, interest, and fees hereunder shall be made, without setoff, deduction or counterclaim, in immediately available funds to the Administrative Agent at the Administrative Agent's address specified pursuant to Article XIV, or at any other Lending Installation of the Administrative Agent specified in writing by the Administrative Agent to the Borrower, by 2:00 p.m. (Chicago time) on the date when due and shall be made ratably among the Lenders (unless such amount is not to be shared ratably in accordance with the terms hereof). Each payment delivered to the Administrative Agent for the account of any Lender shall be delivered promptly by the Administrative Agent to such Lender in the same type of funds which the Administrative Agent received at its address specified pursuant to Article XIV or at any Lending Installation specified in a notice received by the Administrative Agent from such Lender. The Borrower authorizes the Administrative Agent to charge the account of the Borrower maintained with LaSalle Bank for each payment of principal, interest and fees as it becomes due hereunder. LaSalle Bank will notify the Borrower of any such charges.

2.11.   Notes.

Each Lender is authorized to record the principal amount of each of its Loans and each repayment with respect to its Loans on the schedule attached to its respective Notes; provided, however, that the failure to so record shall not affect the Borrower's obligations under any such Note.

2.12.   Telephonic Notices.

The Borrower authorizes the Lenders and the Administrative Agent to extend Advances, issue Letters of Credit, effect selections of Types of Advances and to transfer funds based on telephonic notices made by any person or persons the Administrative Agent or any Lender in good faith believes to be acting on behalf of the Borrower. The Borrower agrees to deliver promptly to the Administrative Agent a written confirmation, signed by an Authorized Officer, if such confirmation is requested by the Administrative Agent or any Lender, of each telephonic notice. If the written confirmation differs in any material respect from the action taken by the Administrative Agent and the Lenders, (i) the telephonic notice shall govern absent manifest error and (ii) the Administrative Agent or the Lender, as applicable, shall promptly notify the Authorized Officer who provided such confirmation of such difference.

2.13.   Promise to Pay; Interest and Commitment Fees; Interest Payment Dates; Interest and Fee Basis; Taxes; Loan and Control Accounts.

(A)   Promise to Pay.

The Borrower unconditionally promises to pay when due the principal amount of each Loan and all other Obligations incurred by it, and to pay all unpaid interest accrued thereon, in accordance with the terms of this Agreement and the Notes.

(B)   Interest Payment Dates.

Interest accrued on each Floating Rate Loan shall be payable on each Payment Date, commencing with the first such date to occur after the date hereof, and at maturity (whether by acceleration or otherwise). Interest accrued on each Eurodollar Rate Loan shall be payable on the last day of its applicable Interest Period, on any date on which the Eurodollar Rate Loan is prepaid, whether by acceleration or otherwise, and at maturity. Interest accrued on each Eurodollar Rate Loan having an Interest Period longer than three months shall also be payable on the last day of each three-month interval during such Interest Period. Interest accrued on the principal balance of all other Obligations shall be payable in arrears (i) on the last Business Day of each calendar month, commencing on the first such Business Day following the incurrence of such Obligation, (ii) upon repayment thereof in full or in part, and (iii) if not theretofore paid in full, at the time such other Obligation becomes due and payable (whether by acceleration or otherwise).

(C)   Commitment Fees.

(i)   The Borrower shall pay to the Administrative Agent, for the account of the Lenders as provided herein below, from and after the Closing Date until the date on which the Aggregate Revolving

Loan Commitment shall be terminated in whole, a commitment fee accruing at the rate of the then Applicable Commitment Fee Percentage, on the amount by which (x) the Aggregate Revolving Loan Commitment exceeds (y) the Revolving Credit Obligations from time to time. All such commitment fees payable under this clause (C)(i) shall be payable quarterly in arrears on the last Business Day of each calendar quarter occurring after the Closing Date (with the first such payment being calculated for the period from the Closing Date and ending on June 30, 2003), and, in addition, on the date on which the Aggregate Revolving Loan Commitment shall be terminated in whole. The Administrative Agent shall pay to each Lender a ratable share of such commitment fee based on the amount by which such Lender's Revolving Loan Commitment exceeds such Lender's Revolving Credit Obligations.

(ii) The Borrower agrees to pay to the Administrative Agent for the sole account of the Administrative Agent and the Arrangers (unless otherwise agreed between the Administrative Agent and the Arrangers and any Lender) the fees set forth in the letter agreements among the Administrative Agent, the Arrangers and the Borrower dated February 17, 2003, payable at the times and in the amounts set forth therein.

(D) Interest and Fee Basis; Applicable Floating Rate Margin, Applicable Eurodollar Margin and Applicable Commitment Fee Percentage.

(i) Interest on all Obligations and all fees shall be calculated for actual days elapsed on the basis of a 360-day year. Interest shall be payable for the day an Obligation is incurred but not for the day of any payment on the amount paid if payment is received prior to 2:00 p.m. (Chicago time) at the place of payment. If any payment of principal of or interest on a Loan or any payment of any other Obligations shall become due on a day which is not a Business Day, such payment shall be made on the immediately preceding Business Day.

(ii) The Applicable Floating Rate Margin and Applicable Eurodollar Margin for all Loans and the Applicable Commitment Fee Percentage shall be determined from time to time by reference to the table set forth below, on the basis of the then applicable Leverage Ratio as described in this Section 2.13(D)(ii):

Leverage Ratio	Applicable Eurodollar Margin	Applicable Floating Rate Margin	Applicable Commitment Fee Percentage
Greater than or equal to 2.0 to 1.0	2.50%	1.00%	0.50%
Greater than or equal to 1.5 to 1.0 and less than 2.0 to 1.0	2.00%	0.50%	0.40%
Greater than or equal to 1.0 to 1.0 and less than 1.5 to 1.0	1.75%	0.25%	0.35%
Greater than or equal to .5 to 1.0 and less than 1.0 to 1.0	1.50%	0.00%	0.30%
Less than 0.5 to 1.0	1.25%	0.00%	0.25%

For purposes of this Section 2.13(D)(ii), the Leverage Ratio shall be determined as of the last day of each fiscal quarter based upon (a) for Funded Indebtedness as of the last day of each such fiscal quarter; and (b) for EBITDA, the actual amount for the four-quarter period ending on such day. Upon receipt of the financial statements delivered pursuant to Section 7.1(A)(i) (with regard to a month ending on the last day of a fiscal quarter) and (ii), as applicable, the Applicable Floating Rate Margin, Applicable Eurodollar Margin and Applicable Commitment Fee Percentage shall be adjusted, such adjustment being effective on the fifth Business Day following the Administrative Agent's receipt of such financial statements and the compliance certificate required to be delivered in connection therewith pursuant to Section 7.1(A)(iii); provided, that if the Borrower shall not have timely delivered its financial statements in accordance with Section 7.1(A)(i) (with regard to a month ending on the last day of a fiscal quarter) or (ii), as applicable, then commencing on the date upon which such financial statements should have been delivered and continuing until such financial statements are actually delivered, it shall be assumed for purposes of determining the Applicable Floating Rate Margin, Applicable Eurodollar Margin and Applicable Commitment Fee Percentage that the Leverage Ratio was greater than or equal to 2.0 to 1.0. With regard to the period commencing on the Closing Date until adjusted pursuant to the preceding provisions following the first delivery of financial statements pursuant to Section 7.1(A)(i), the Applicable Eurodollar Margin shall be 1.50% and the Applicable Floating Rate Margin shall be 0.00%.

    (E)   Taxes.

    (i)   Any and all payments by the Borrower hereunder shall be made free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings or any liabilities with respect thereto including those arising after the date hereof as a result of the adoption of or any change in any law, treaty, rule, regulation, guideline or determination of a Governmental Authority or any change in the interpretation or application thereof by a Governmental Authority but excluding, in the case of each Lender and the Administrative Agent, such taxes (including income taxes, franchise taxes and branch profit taxes) as are imposed on or measured by such Lender's or Administrative Agent's, as the case may be, income by the United States of America or any Governmental Authority of the jurisdiction under the laws of which such Lender or Administrative Agent, as the case may be, is organized or maintains a Lending Installation (all such non-excluded taxes, levies, imposts, deductions, charges, withholdings, and liabilities which the Administrative Agent or a Lender determines to be applicable to this Agreement, the other Loan Documents, the Revolving Loan Commitments, the Loans or the Letters of Credit being hereinafter referred to as "**Taxes**"). If the Borrower shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder or under the other Loan Documents to any Lender or the Administrative Agent, (i) the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 2.13(E)) such Lender or the Administrative Agent (as the case may be) receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrower shall make such deductions, and (iii) the Borrower shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law. If a withholding tax of the United States of America or any other Governmental Authority shall be or become applicable (y) after the date of this Agreement, to such payments by the Borrower made to the Lending Installation or any other office that a Lender may claim as its Lending Installation, or (z) after such Lender's selection and designation of any other Lending Installation, to such payments made to such other Lending Installation, such Lender shall use reasonable efforts to make, fund and maintain its Loans through another Lending Installation of such Lender in another jurisdiction so as to reduce the Borrower's liability hereunder, if the making, funding or maintenance of such Loans through such other Lending Installation of such Lender does not, in the judgment of such Lender, otherwise adversely affect such Loans, or obligations under the Commitments or such Lender.

(ii)   In addition, the Borrower agrees to pay any present or future stamp or documentary taxes or any other excise or property taxes, charges, or similar levies which arise from any payment made hereunder, from the issuance of Letters of Credit hereunder, or from the execution, delivery or registration of, or otherwise with respect to, this Agreement, the other Loan Documents, the Commitments, the Loans or the Letters of Credit (hereinafter referred to as "**Other Taxes**").

(iii)   The Borrower indemnifies each Lender and the Administrative Agent for the full amount of Taxes and Other Taxes (including, without limitation, any Taxes or Other Taxes imposed by any Governmental Authority on amounts payable under this Section 2.13(E)) paid by such Lender or the Administrative Agent (as the case may be) and any liability (including penalties, interest, and expenses) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted. This indemnification shall be made within thirty (30) days after the date such Lender or the Administrative Agent (as the case may be) makes written demand therefor. A certificate as to any additional amount payable to any Lender or the Administrative Agent under this Section 2.13(E) submitted to the Borrower and the Administrative Agent (if a Lender is so submitting) by such Lender or the Administrative Agent shall show in reasonable detail the amount payable and the calculations used to determine such amount and shall, absent manifest error, be final, conclusive and binding upon all parties hereto. With respect to such deduction or withholding for or on account of any Taxes and to confirm that all such Taxes have been paid to the appropriate Governmental Authorities, the Borrower shall promptly (and in any event not later than thirty (30) days after receipt) furnish to each Lender and the Administrative Agent such certificates, receipts and other documents as may be required (in the judgment of such Lender or the Administrative Agent) to establish any tax credit to which such Lender or the Administrative Agent may be entitled.

(iv)   Within thirty (30) days after the date of any payment of Taxes or Other Taxes by the Borrower, the Borrower shall furnish to the Administrative Agent the original or a certified copy of a receipt evidencing payment thereof.

(v)   Without prejudice to the survival of any other agreement of the Borrower hereunder, the agreements and obligations of the Borrower contained in this Section 2.13(E) shall survive the payment

26

in full of principal and interest hereunder, the termination of the Letters of Credit and the termination of this Agreement.

(vi)   Without limiting the obligations of the Borrower under this Section 2.13(E), each Lender that is not created or organized under the laws of the United States of America or a political subdivision thereof shall deliver to the Borrower and the Administrative Agent on or before the Closing Date, or, if later, the date on which such Lender becomes a Lender pursuant to Section 13.3, a true and accurate certificate executed in duplicate by a duly authorized officer of such Lender, in a form satisfactory to the Borrower and the Administrative Agent, to the effect that such Lender is capable under the provisions of an applicable tax treaty concluded by the United States of America (in which case the certificate shall be accompanied by two executed copies of Form 1001 of the IRS) or under Section 1442 of the Code (in which case the certificate shall be accompanied by two copies of Form 4224 of the IRS, or, if such Lender is not a "bank" within the meaning of Section 881(c)(3)(A) of the Code, two completed and signed copies of IRS Form W-8 or W-9 or the applicable successor form) of receiving payments of interest hereunder without deduction or withholding of United States federal income tax. Each such Lender further agrees to deliver to the Borrower and the Administrative Agent from time to time a true and accurate certificate executed in duplicate by a duly authorized officer of such Lender substantially in a form satisfactory to the Borrower and the Administrative Agent, before or promptly upon the occurrence of any event requiring a change in the most recent certificate previously delivered by it to the Borrower and the Administrative Agent pursuant to this Section 2.13(E)(vi). Further, each Lender which delivers a certificate accompanied by Form 1001 of the IRS covenants and agrees to deliver to the Borrower and the Administrative Agent within fifteen (15) days prior to January 1, 2004, and every third (3rd) anniversary of such date thereafter on which this Agreement is still in effect, another such certificate and two accurate and complete original signed copies of Form 1001 (or any successor form or forms required under the Code or the applicable regulations promulgated thereunder), and each Lender that delivers a Form W-8 or W-9 as prescribed above or a certificate accompanied by Form 4224 of the IRS covenants and agrees to deliver to the Borrower and the Administrative Agent within fifteen (15) days prior to the beginning of each subsequent taxable year of such Lender during which this Agreement is still in effect, another such Form W-8 or W-9 or another such certificate and two accurate and complete original signed copies of IRS Form 4224 (or any successor form or forms required under the Code or the applicable regulations promulgated thereunder). Each such certificate shall certify as to one of the following:

(a)   that such Lender is capable of receiving payments of interest hereunder without deduction or withholding of United States of America federal income tax;

(b)   that such Lender is not capable of receiving payments of interest hereunder without deduction or withholding of United States of America federal income tax as specified therein but is capable of recovering the full amount of any such deduction or withholding from a source other than the Borrower and will not seek any such recovery from the Borrower; or

(c)   that, as a result of the adoption of or any change in any law, treaty, rule, regulation, guideline or determination of a Governmental Authority or any change in the interpretation or application thereof by a Governmental Authority after the date such Lender became a party hereto, such Lender is not capable of receiving payments of interest hereunder without deduction or withholding of United States of America federal income tax as specified therein and that it is not capable of recovering the full amount of the same from a source other than the Borrower.

Each Lender shall promptly furnish to the Borrower and the Administrative Agent such additional documents as may be reasonably required by the Borrower or the Administrative Agent to establish any exemption from or reduction of any Taxes or Other Taxes required to be deducted or withheld and which may be obtained without undue expense to such Lender.

(F)   Loan Account.

Each Lender shall maintain in accordance with its usual practice an account or accounts (a "**Loan Account**") evidencing the Obligations of the Borrower to such Lender owing to such Lender from time to time, including the amount of principal and interest payable and paid to such Lender from time to time hereunder and under the Notes.

(G)   Entries Binding.

The entries made in the Register and each Loan Account shall be conclusive and binding for all purposes, absent manifest error, unless the Borrower objects to information contained in the Register and each Loan Account within thirty (30) days of the Borrower's receipt of such information.

2.14.   Notification of Advances, Interest Rates, Prepayments and Aggregate Revolving Loan Commitment Reductions.

Promptly after receipt thereof, the Administrative Agent will notify each Lender of the contents of each Aggregate Revolving Loan Commitment reduction notice, Borrowing Notice, Continuation/Conversion Notice, and repayment notice received by it hereunder. The Administrative Agent will notify each Lender of the interest rate applicable to each Eurodollar Rate Loan promptly upon determination of such interest rate and will give each Lender prompt notice of each change in the Alternate Base Rate.

2.15.   Lending Installations.

Each Lender may book its Loans at any Lending Installation selected by such Lender and may change its Lending Installation from time to time. All terms of this Agreement shall apply to any such Lending Installation and the Notes shall be deemed held by each Lender for the benefit of such Lending Installation. Each Lender may, by written or facsimile notice to the Administrative Agent and the Borrower, designate a Lending Installation through which Loans will be made by it and for whose account Loan payments are to be made.

2.16.   Non-Receipt of Funds by the Administrative Agent.

Unless the Borrower or a Lender, as the case may be, notifies the Administrative Agent prior to the date on which it is scheduled to make payment to the Administrative Agent of (i) in the case of a Lender, the proceeds of a Loan or (ii) in the case of the Borrower, a payment of principal, interest or fees to the Administrative Agent for the account of the Lenders, that it does not intend to make such payment, the Administrative Agent may assume that such payment has been made. The Administrative Agent may, but shall not be obligated to, make the amount of such payment available to the intended recipient in reliance upon such assumption. If such Lender or the Borrower, as the case may be, has not in fact made such payment to the Administrative Agent, the recipient of such payment shall, on demand by the Administrative Agent, repay to the Administrative Agent the amount so made available together with interest thereon in respect of each day during the period commencing on the date such amount was so made available by the Administrative Agent until the date the Administrative Agent recovers such amount at a rate per annum equal to (i) in the case of payment by a Lender, the Federal Funds Effective Rate for such day or (ii) in the case of payment by the Borrower, the interest rate applicable to the relevant Loan.

2.17. Termination Date.

This Agreement shall be effective until the Termination Date. Notwithstanding the termination of this Agreement on the Termination Date, until all of the Obligations (other than contingent indemnity obligations) shall have been fully and indefeasibly paid and satisfied, all financing arrangements among the Borrower and the Lenders shall have been terminated and all of the Letters of Credit shall have expired, been canceled or terminated, all of the rights and remedies under this Agreement and the other Loan Documents shall survive.

2.18. Extension of Revolving Loan Termination Date.

Unless the Commitments shall have been terminated in their entirety or a Default or Unmatured Default has occurred and is continuing, the Borrower may, by written notice to the Administrative Agent given no later than thirty (30) days but not sooner than ninety (90) days prior to the then applicable Revolving Loan Termination Date, request that the Administrative Agent and the Lenders extend the Revolving Loan Termination Date to a Business Day falling not more than 364 days after the then current Revolving Loan Termination Date. The Administrative Agent and the Lenders shall have no obligation to extend the Revolving Loan Termination Date and any decision to extend the Revolving Loan Termination Date must be agreed to by the Administrative Agent and all Lenders. Any decision to extend the Revolving Loan Termination Date shall be in the sole and absolute discretion of the Administrative Agent and the Lenders and shall be evidenced by a writing executed by each of them.

2.19. Replacement of Certain Lenders.

In the event a Lender ("**Affected Lender**") shall have: (i) failed to fund its applicable Pro Rata Share of any Advance requested by the Borrower, or to fund a Revolving Loan in respect of L/C Obligations, which such Lender is obligated to fund under the terms of this Agreement and which failure has not been cured, (ii) requested compensation from the Borrower under Sections 2.13(E), 4.1 or 4.2 to recover Taxes, Other Taxes or other additional costs incurred by such Lender which are not being incurred generally by the other Lenders, (iii) delivered a notice pursuant to Section 4.3 claiming that such Lender is unable to extend Eurodollar Rate Loans to the Borrower for reasons not generally applicable to the other Lenders or (iv) has invoked Section 10.2, then, in any such case, the Borrower or the Administrative Agent may make written demand on such Affected Lender (with a copy to the Administrative Agent in the case of a demand by the Borrower and a copy to the Borrower in the case of a demand by the Administrative Agent) for the Affected Lender to assign, and such Affected Lender shall use its best efforts to assign pursuant to one or more duly executed Assignment Agreements five (5) Business Days after the date of such demand, to one or more financial institutions that comply with the provisions of Section 13.3(A) which the Borrower or the Administrative Agent, as the case may be, shall have engaged for such purpose ("**Replacement Lender**"), all of such Affected Lender's rights and obligations under this Agreement and the other Loan Documents (including, without limitation, its Revolving Loan Commitment, all Loans owing to it, all of its participation interests in existing Letters of Credit, and its obligation to participate in additional Letters of Credit hereunder) in accordance with Section 13.3. The Administrative Agent agrees, upon the occurrence of such events with respect to an Affected Lender and upon the written request of the Borrower, to use its reasonable efforts to obtain the commitments from one or more financial institutions to act as a Replacement Lender. The Administrative Agent is authorized to execute one or more of such assignment agreements as attorney-in-fact for any Affected Lender failing to execute and deliver the same within five (5) Business Days after the date of such demand. Further, with respect to such assignment the Affected Lender shall have concurrently received, in cash, all amounts due and owing to the Affected Lender hereunder or under any other Loan Document, including, without limitation, the aggregate outstanding principal amount of the Loans owed to such Lender, together with accrued interest thereon through the date of such assignment, amounts payable under Sections 2.13(E), 4.1, and 4.2 with respect to such Affected Lender and compensation payable under Section 2.13(C) in the event of any replacement of any Affected Lender under clause (ii) or clause (iii) of this Section 2.19; provided that upon such Affected Lender's replacement, such Affected Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.13(E), 4.1, 4.2, 4.4, and 10.7, as well as to any fees accrued for its account hereunder and not yet paid, and shall continue to be obligated under Section 11.8 with respect to obligations of the Affected Lender which accrued but were not yet paid under Section 11.8 at the time of the assignment to the Replacement Lender. Upon the replacement of any Affected Lender pursuant to this Section 2.19, the provisions of Section 9.2 shall continue to apply with respect to Borrowings which are then outstanding with respect to which the Affected Lender failed to fund its applicable Pro Rata Share and which failure has not been cured.

ARTICLE III.   THE LETTER OF CREDIT FACILITY

3.1.   Obligation to Issue.

Subject to the terms and conditions of this Agreement and in reliance upon the representations, warranties and covenants of the Borrower herein set forth, each Issuing Bank hereby agrees to issue for the account of the Borrower through such Issuing Bank's branches as it and the Borrower may jointly agree, one or more Letters of Credit denominated in Dollars in accordance with this Article III, from time to time during the period, commencing on the date hereof and ending on the Business Day prior to the Termination Date.

3.2.   [Intentionally Omitted].

3.3.   Types and Amounts.

No Issuing Bank shall have any obligation to and no Issuing Bank shall:

    (i)   issue any Letter of Credit if on the date of issuance, before or after giving effect to the Letter of Credit requested hereunder, the Revolving Credit Obligations at such time would exceed the lesser of the Aggregate Revolving Loan Commitment or the Borrowing Base at such time; or

    (ii)   issue any Letter of Credit which has an expiration date later than the date which is ten (10) Business Days immediately preceding the Termination Date.

3.4.   Conditions.

In addition to being subject to the satisfaction of the conditions contained in Sections 5.1 and 5.2, the obligation of an Issuing Bank to issue any Letter of Credit is subject to the satisfaction in full of the following conditions:

    (i)   the Borrower shall have delivered to the applicable Issuing Bank at such times and in such manner as such Issuing Bank may reasonably prescribe, a request for issuance of such Letter of Credit in substantially the form of Exhibit D hereto, duly executed applications for such Letter of Credit, and such other applications, documents, instructions and agreements as may be required pursuant to the terms thereof, and the proposed Letter of Credit shall be reasonably satisfactory to such Issuing Bank as to form and content (if LaSalle Bank is the Issuing Bank, such documents will include, but not be limited to, LaSalle Bank's Master Letter of Credit Agreement); and

(ii)   as of the date of issuance no order, judgment or decree of any court, arbitrator or Governmental Authority shall purport by its terms to enjoin or restrain the applicable Issuing Bank from issuing such Letter of Credit and no law, rule or regulation applicable to such Issuing Bank and no request or directive (whether or not having the force of law) from a Governmental Authority with jurisdiction over such Issuing Bank shall prohibit or request that such Issuing Bank refrain from the issuance of Letters of Credit generally or the issuance of that Letter of Credit.

3.5.   Procedure for Issuance of Letters of Credit.

(a)   Subject to the terms and conditions of this Article III and provided that the applicable conditions set forth in Sections 5.1 and 5.2 hereof have been satisfied, the applicable Issuing Bank shall, on the requested date, issue a Letter of Credit on behalf of the Borrower in accordance with such Issuing Bank's usual and customary business practices and, in this connection, such Issuing Bank may assume that the applicable conditions set forth in Section 5.2 hereof have been satisfied unless it shall have received notice to the contrary from the Administrative Agent or a Lender or has knowledge that the applicable conditions have not been met.

(b)   The applicable Issuing Bank shall give the Administrative Agent written or telex notice, or telephonic notice confirmed promptly thereafter in writing, of the issuance of a Letter of Credit, provided, however, that the failure to provide such notice shall not result in any liability on the part of such Issuing Bank.

(c)   No Issuing Bank shall extend or amend any Letter of Credit unless the requirements of this Section 3.5 are met as though a new Letter of Credit was being requested and issued.

3.6.   Letter of Credit Participation.

Immediately upon the issuance of each Letter of Credit hereunder, each Lender with a Revolving Loan Pro Rata Share shall be deemed to have automatically, irrevocably and unconditionally purchased and received from the applicable Issuing Bank an undivided interest and participation in and to such Letter of Credit, the obligations of the Borrower in respect thereof, and the liability of such Issuing Bank thereunder (collectively, an "**L/C Interest**") in an amount equal to the amount available for drawing under such Letter of Credit multiplied by such Lender's Revolving Loan Pro Rata Share. Each Issuing Bank will notify each Lender promptly upon presentation to it of an L/C Draft or upon any other draw under a Letter of Credit. On or before the Business Day on which an Issuing Bank makes payment of each such L/C Draft or, in the case of any other draw on a Letter of Credit, on demand by the Administrative Agent, each Lender shall make payment to the Administrative Agent, for the account of the applicable Issuing Bank, in immediately available funds in an amount equal to such Lender's Revolving Loan Pro Rata Share of the amount of such payment or draw. The obligation of each Lender to reimburse the Issuing Banks under this Section 3.6 shall be unconditional, continuing, irrevocable and absolute. In the event that any Lender fails to make payment to the Administrative Agent of any amount due under this Section 3.6, the Administrative Agent shall be entitled to receive, retain and apply against such obligation the principal and interest otherwise payable to such Lender hereunder until the Administrative Agent receives such payment from such Lender or such obligation is otherwise fully satisfied; provided, however, that nothing contained in this sentence shall relieve such Lender of its obligation to reimburse the applicable Issuing Bank for such amount in accordance with this Section 3.6.

3.7.   Reimbursement Obligation.

The Borrower agrees unconditionally, irrevocably and absolutely to pay immediately to the Administrative Agent, for the account of the Lenders, the amount of each advance which may be drawn under or pursuant to a Letter of Credit or an L/C Draft related thereto (such obligation of the Borrower to reimburse the Administrative Agent for an advance made under a Letter of Credit or L/C Draft being hereinafter referred to as a "**Reimbursement Obligation**" with respect to such Letter of Credit or L/C Draft). If the Borrower at any time fails to repay a Reimbursement Obligation pursuant to this Section 3.7, the Borrower shall be deemed to have elected to borrow Revolving Loans from the Lenders, as of the date of the advance giving rise to the Reimbursement Obligation, equal in amount to the amount of the unpaid Reimbursement Obligation. Such Revolving Loans shall be made as of the date of the payment giving rise to such Reimbursement Obligation, automatically, without notice and without any requirement to satisfy the conditions precedent otherwise applicable to an Advance of Revolving Loans. Such Revolving Loans shall constitute a Floating Rate Advance, the proceeds of which Advance shall be used to repay such Reimbursement Obligation. If, for any reason, the Borrower fails to repay a Reimbursement Obligation on the day such Reimbursement Obligation arises and, for any reason, the Lenders are unable to make or have no obligation to make Revolving Loans, then such Reimbursement Obligation shall bear interest from and after such day, until paid in full, at the interest rate applicable to a Floating Rate Advance.

3.8.   Letter of Credit Fees.

The Borrower agrees to pay (i) quarterly on the last Business Day of each calendar quarter, in arrears, to the Administrative Agent for the ratable benefit of the Lenders, except as set forth in Section 9.2, a letter of credit fee at a rate per annum equal to the Applicable L/C Fee Percentage on the average daily outstanding face amount available for drawing under all Letters of Credit, (ii) quarterly, in arrears, to the Administrative Agent for the sole account of each Issuing Bank, a letter of credit fronting fee of one-eighth of one percent (0.125%) per annum on the average daily outstanding face amount available for drawing under all Letters of Credit issued by such Issuing Bank, and (iii) to the Administrative Agent for the benefit of each Issuing Bank, all customary fees and other issuance, amendment, document examination, negotiation and presentment expenses and related charges in connection with the issuance, amendment, presentation of L/C Drafts, and the like customarily charged by such Issuing Banks with respect to standby and commercial Letters of Credit, including, without limitation, standard commissions with respect to commercial Letters of Credit, payable at the time of invoice of such amounts.

3.9.   Issuing Bank Reporting Requirements.

In addition to the notices required by Section 3.5(C), each Issuing Bank shall, no later than the tenth Business Day following the last day of each month, provide to the Administrative Agent, upon the Administrative Agent's request, schedules, in form and substance reasonably satisfactory to the Administrative Agent, showing the date of issue, account party, amount, expiration date and the reference number of each Letter of Credit issued by it outstanding at any time during such month and the aggregate amount payable by the Borrower during such month. In addition, upon the request of the Administrative Agent, each Issuing Bank shall furnish to the Administrative Agent copies of any Letter of Credit and any application for or reimbursement agreement with respect to a Letter of Credit to which the Issuing Bank is party and such other documentation as may reasonably be requested by the Administrative Agent. Upon the request of any Lender, the Administrative Agent will provide to such Lender information concerning such Letters of Credit.

3.10.   Indemnification; Exoneration.

(A)   In addition to amounts payable as elsewhere provided in this Article III, the Borrower hereby agrees to protect, indemnify, pay and save harmless the Administrative Agent, each Issuing Bank and each

Lender from and against any and all liabilities and costs which the Administrative Agent, such Issuing Bank or such Lender may incur or be subject to as a consequence, direct or indirect, of (i) the issuance of any Letter of Credit other than, in the case of the applicable Issuing Bank, as a result of its Gross Negligence or willful misconduct, as determined by the final judgment of a court of competent jurisdiction, or (ii) the failure of the applicable Issuing Bank to honor a drawing under a Letter of Credit as a result of any act or omission, whether rightful or wrongful, of any present or future de jure or de facto Governmental Authority (all such acts or omissions herein called "**Governmental Acts**").

(B) As among the Borrower, the Lenders, the Administrative Agent and the Issuing Banks, the Borrower assumes all risks of the acts and omissions of, or misuse of such Letter of Credit by, the beneficiary of any Letters of Credit. In furtherance and not in limitation of the foregoing, subject to the provisions of the Letter of Credit applications and Letter of Credit reimbursement agreements executed by the Borrower at the time of request for any Letter of Credit, neither the Administrative Agent, any Issuing Bank nor any Lender shall be responsible (in the absence of Gross Negligence or willful misconduct in connection therewith, as determined by the final judgment of a court of competent jurisdiction): (i) for the form, validity, sufficiency, accuracy, genuineness or legal effect of any document submitted by any party in connection with the application for and issuance of the Letters of Credit, even if it should in fact prove to be in any or all respects invalid, insufficient, inaccurate, fraudulent or forged; (ii) for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason; (iii) for failure of the beneficiary of a Letter of Credit to comply duly with conditions required in order to draw upon such Letter of Credit; (iv) for errors, omissions, interruptions or delays in transmission or delivery of any messages, by mail, cable, telegraph, telex, or other similar form of teletransmission or otherwise; (v) for errors in interpretation of technical trade terms; (vi) for any loss or delay in the transmission or otherwise of any document required in order to make a drawing under any Letter of Credit or of the proceeds thereof; (vii) for the misapplication by the beneficiary of a Letter of Credit of the proceeds of any drawing under such Letter of Credit; and (viii) for any consequences arising from causes beyond the control of the Administrative Agent, the Issuing Banks and the Lenders, including, without limitation, any Governmental Acts. None of the above shall affect, impair, or prevent the vesting of any Issuing Bank's rights or powers under this Section 3.10.

(C) In furtherance and extension and not in limitation of the specific provisions hereinabove set forth, any action taken or omitted by any Issuing Bank under or in connection with the Letters of Credit or any related certificates shall not, in the absence of Gross Negligence or willful misconduct, as determined by the final judgment of a court of competent jurisdiction, put the applicable Issuing Bank, the Administrative Agent or any Lender under any resulting liability to the Borrower or relieve the Borrower of any of its obligations hereunder to any such Person.

(D) Without prejudice to the survival of any other agreement of the Borrower hereunder, the agreements and obligations of the Borrower contained in this Section 3.10 shall survive the payment in full of principal and interest hereunder, the termination of the Letters of Credit and the termination of this Agreement.

3.11. Cash Collateral.

Notwithstanding anything to the contrary herein or in any application for a Letter of Credit, after the occurrence and during the continuance of Default, the Borrower shall, upon the Administrative Agent's or the Required Banks' demand, deliver to the Administrative Agent for the benefit of the Lenders and the Issuing Banks, cash, or other collateral of a type satisfactory to the Required Lenders, having a value, as determined by such Lenders, equal to the aggregate outstanding L/C Obligations. In addition, if the

Revolving Credit Availability is at any time less than the amount of contingent L/C Obligations outstanding at any time, the Borrower shall deposit cash collateral with the Administrative Agent in an amount equal to the amount by which such L/C Obligations exceed such Revolving Credit Availability. Any such collateral shall be held by the Administrative Agent in a separate account appropriately designated as a cash collateral account in relation to this Agreement and the Letters of Credit and retained by the Administrative Agent for the benefit of the Lenders and the Issuing Banks as collateral security for the Borrower's obligations in respect of this Agreement and each of the Letters of Credit and L/C Drafts. Such amounts shall be applied to reimburse the Issuing Banks for drawings or payments under or pursuant to Letters of Credit or L/C Drafts, or if no such reimbursement is required, to payment of such of the other Obligations as the Administrative Agent shall determine. If no Default shall be continuing, amounts remaining in any cash collateral account established pursuant to this Section 3.11 which are not to be applied to reimburse an Issuing Bank for amounts actually paid or to be paid by such Issuing Bank in respect of a Letter of Credit or L/C Draft, shall be returned to the Borrower (after deduction of the Administrative Agent's expenses incurred in connection with such cash collateral account).

ARTICLE IV.   CHANGE IN CIRCUMSTANCES

4.1.   Yield Protection.

If any law or any governmental or quasi-governmental rule, regulation, policy, guideline or directive (whether or not having the force of law) adopted after the date of this Agreement and having general applicability to all banks within the jurisdiction in which such Lender operates (excluding, for the avoidance of doubt, the effect of and phasing in of capital requirements or other regulations or guidelines passed prior to the date of this Agreement), or any interpretation or application thereof by any Governmental Authority charged with the interpretation or application thereof, or the compliance of any Lender therewith,

(i)   subjects any Lender or any applicable Lending Installation to any tax, duty, charge or withholding on or from payments due from the Borrower (excluding federal taxation of the overall net income of any Lender or applicable Lending Installation), or changes the basis of taxation of payments to any Lender in respect of its Loans, its L/C Interests, the Letters of Credit or other amounts due it hereunder, or

(ii)   imposes or increases or deems applicable any reserve, assessment, insurance charge, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender or any applicable Lending Installation (other than reserves and assessments taken into account in determining the interest rate applicable to Eurodollar Rate Loans) with respect to its Loans, L/C Interests or the Letters of Credit, or

(iii)   imposes any other condition the result of which is to increase the cost to any Lender or any applicable Lending Installation of making, funding or maintaining the Loans, the L/C Interests or the Letters of Credit or reduces any amount received by any Lender or any applicable Lending Installation in connection with Loans or Letters of Credit, or requires any Lender or any applicable Lending Installation to make any payment calculated by reference to the amount of Loans or L/C Interests held or interest received by it or by reference to the Letters of Credit, by an amount deemed material by such Lender;

and the result of any of the foregoing is to increase the cost to that Lender of making, renewing or maintaining its Loans, L/C Interests or Letters of Credit or to reduce any amount received under this Agreement, then, within 15 days after receipt by the Borrower of written demand by such Lender pursuant to Section 4.5, the Borrower shall pay such Lender that portion of such increased expense incurred or reduction in an amount received which such Lender determines is attributable to making, funding and maintaining its Loans, L/C Interests, Letters of Credit and its Revolving Loan Commitment.

4.2.   Changes in Capital Adequacy Regulations.

If a Lender determines (i) the amount of capital required or expected to be maintained by such Lender, any Lending Installation of such Lender or any corporation controlling such Lender is increased as a result of a "Change" (as defined below), and (ii) such increase in capital will result in an increase in the cost to such Lender of maintaining its Loans, L/C Interests, the Letters of Credit or its obligation to make Loans hereunder, then, within 15 days after receipt by the Borrower of written demand by such Lender pursuant to Section 4.5, the Borrower shall pay such Lender the amount necessary to compensate for any shortfall in the rate of return on the portion of such increased capital which such Lender determines is attributable to this Agreement, its Loans, its L/C Interests, the Letters of Credit or its obligation to make Loans hereunder (after taking into account such Lender's policies as to capital adequacy). "**Change**" means (i) any change after the date of this Agreement in the "Risk-Based Capital Guidelines" (as defined below) excluding, for the avoidance of doubt, the effect of any phasing in of such Risk-Based Capital Guidelines or any other capital requirements passed prior to the date hereof, or (ii) any adoption of or change in any other law, governmental or quasi-governmental rule, regulation, policy, guideline, interpretation, or directive (whether or not having the force of law) after the date of this Agreement and having general applicability to all banks and financial institutions within the jurisdiction in which such Lender operates which affects the amount of capital required or expected to be maintained by any Lender or any Lending Installation or any corporation controlling any Lender. "**Risk-Based Capital Guidelines**" means (i) the risk-based capital guidelines in effect in the United States on the date of this Agreement, including transition rules, and (ii) the corresponding capital regulations promulgated by regulatory authorities outside the United States implementing the July 1988 report of the Basle Committee on Banking Regulation and Supervisory Practices Entitled "International Convergence of Capital Measurements and Capital Standards," including transition rules, and any amendments to such regulations adopted prior to the date of this Agreement.

4.3.   Availability of Types of Advances.

If (i) any Lender determines that maintenance of its Eurodollar Rate Loans at a suitable Lending Installation would violate any applicable law, rule, regulation or directive, whether or not having the force of law, or (ii) the Required Lenders determine that (x) deposits of a type and maturity appropriate to match fund Eurodollar Rate Advances are not available or (y) the interest rate applicable to a Type of Advance does not accurately reflect the cost of making or maintaining such an Advance, then the Administrative Agent shall suspend the availability of the affected Type of Advance and, in the case of any occurrence set forth in clause (i) require any Advances of the affected Type to be repaid.

4.4.   Funding Indemnification.

If any payment of a Eurodollar Rate Advance occurs on a date which is not the last day of the applicable Interest Period, whether because of acceleration, prepayment, conversion or otherwise, or a Eurodollar Rate Advance is not made on the date specified by the Borrower for any reason other than default by the Lenders, the Borrower indemnifies each Lender for any loss or cost incurred by it resulting therefrom, including, without limitation, any loss or cost in liquidating or employing deposits acquired to fund or maintain the Eurodollar Rate Advance.

4.5.   Lender Statements; Survival of Indemnity.

If reasonably possible, each Lender shall designate an alternate Lending Installation with respect to its Eurodollar Rate Loans to reduce any liability of the Borrower to such Lender under Sections 4.1 and 4.2 or to avoid the unavailability of a Type of Advance under Section 4.3, so long as such designation is not disadvantageous to such Lender. Each Lender requiring compensation pursuant to Section 2.13(E) or to this Article IV shall use its reasonable efforts to notify the Borrower and the Administrative Agent in writing of any Change, law, policy, rule, guideline or directive giving rise to such demand for compensation not later than thirty (30) days following the date upon which the responsible account officer of such Lender knows or should have known of such Change, law, policy, rule, guideline or directive. Any demand for compensation pursuant to this Article IV shall be in writing and shall state the amount due, if any, under Section 4.1, 4.2 or 4.4 and shall set forth in reasonable detail the calculations upon which such Lender determined such amount. Such written demand shall be rebuttably presumed correct for all purposes. Determination of amounts payable under such Sections in connection with a Eurodollar Rate Loan shall be calculated as though each Lender funded its Eurodollar Rate Loan through the purchase of a deposit of the type and maturity corresponding to the deposit used as a reference in determining the Eurodollar Rate applicable to such Loan, whether in fact that is the case or not. The obligations of the Borrower under Sections 4.1, 4.2 and 4.4 shall survive payment of the Obligations and termination of this Agreement.

ARTICLE V.   CONDITIONS PRECEDENT

    5.1.   Initial Advances and Letters of Credit.

The Lenders shall not be required to make the initial Loans or issue any Letters of Credit unless the Borrower has furnished to the Administrative Agent each of the following, with sufficient copies for the Lenders, all in form and substance satisfactory to the Administrative Agent, the Arrangers and the Lenders:

    (i)   Copies of a certificate of good standing shall have been ordered for the Borrower, certified by the appropriate governmental officer in its jurisdiction of organization;

    (ii)   Copies, certified by the Secretary or Assistant Secretary of the Borrower, of its Articles of Organization, Operating Agreement (together with all amendments thereto) and of its Board of Directors' resolutions (and resolutions of other bodies, if any are deemed necessary by counsel for any Lender) authorizing the execution of the Loan Documents;

    (iii)   An incumbency certificate, executed by the Secretary or Assistant Secretary of each of the Borrower, which shall identify by name and title and bear the signature of the officers of the Borrower authorized to sign the Loan Documents and to make borrowings hereunder, upon which certificate the Administrative Agent and the Lenders shall be entitled to rely until informed of any change in writing by the Borrower;

    (iv)   (a) A certificate, in form and substance satisfactory to the Administrative Agent, signed by the Vice President, Finance of the Borrower, stating that on Closing Date no Default or Unmatured Default has occurred and is continuing, (b) a Borrowing Base Certificate, in form and substance satisfactory to the Administrative Agent, signed by the Vice President, Finance of the Borrower, setting forth the Borrowing Base as of the Closing Date, (c) a compliance certificate in the form contemplated by Section 7.1(a)(iii) prepared as of the end of the fiscal quarter immediately preceding the Closing Date showing on a pro forma basis the effect of the Advances to be made and Letters of Credit to be issued on the Closing Date, and (d) a schedule of Distributions made by the Borrower in the twelve calendar months preceding the Closing Date;

    (v)   Written opinions of the Borrower's and the Guarantor's counsel, addressed to the Administrative Agent and the Lenders, addressing the issues identified in Exhibit F-1 and F-2 hereto containing assumptions and qualifications acceptable to the Administrative Agent and the Lenders;

(vi)   Notes payable to the order of each of the Lenders;

(vii)   Evidence satisfactory to the Administrative Agent that there has been no material adverse change in the Borrower's business, financial condition, operation or prospects, as of the Borrower's consolidated financial statements dated December 31, 2002;

(viii)   Evidence satisfactory to the Administrative Agent that there exists no injunction or temporary restraining order which, in the judgment of the Administrative Agent, would prohibit the making of the Loans or any litigation seeking such an injunction or restraining order;

(ix)   Written money transfer instructions reasonably requested by the Administrative Agent, addressed to the Administrative Agent and signed by an Authorized Officer;

(x)   Completion of a field audit of the Collateral, including, without limitation, accounts receivable of the Borrower, the results of which are satisfactory in all respects to the Administrative Agent and which, in the sole and absolute discretion of the Administrative Agent, support the definitions of Eligible Receivables, and the proposed advance rates thereon;

(xi)   Evidence satisfactory to the Administrative Agent that the Borrower has paid to the Administrative Agent and the Arrangers the fees agreed to in the fee letter dated February 17, 2003, among the Administrative Agent, the Arrangers and the Borrower and the fees due on the Closing Date which the Administrative Agent, the Arrangers and the Borrower have agreed to herein;

(xii)   (a)   Audited Consolidated Financial Statements for the Borrower for the fiscal years ending in 2000, 2001 and 2002, and (b) Unaudited Interim Consolidated Financial Statements for the Borrower for each fiscal month and quarterly period ended after the latest fiscal year referred to in clause (a), and such financial statements shall not, in the judgment of the Administrative Agent, disclose any Material Adverse Change in the consolidated financial position of the Borrower from what was reflected in the financial statements previously furnished to the Administrative Agent;

(xiii) Results of a recent lien search in each relevant jurisdiction with respect to the Borrower, and such search shall reveal no liens on any of the assets of the Borrower except for the Permitted Existing Liens;

(xiv)   All documents and instrument required to perfect the Administrative Agent's security interests in the Collateral shall have been executed and be in proper form for filing;

(xv)   Certificates of insurance evidencing property and liability insurance reasonably satisfactory to the Administrative Agent.

(xvi)   A certificate from the Vice President, Finance of the Borrower which shall document that the Borrower is Solvent both before and after entering into this Agreement and the transactions contemplated hereby.

(xvii) Projected income statements, balance sheets and cash flow statements prepared by the Borrower and giving effect to the transactions contemplated hereby and the use of the proceeds therefrom in form and substance satisfactory to the Administrative Agent and the Lenders.

(xviii) Evidence satisfactory to the Administrative Agent that the Closing PUHCA Notice has been duly filed with the Securities Exchange Commission by Borrower.

(xix) Such other documents as the Administrative Agent or any Lender or its counsel may have reasonably requested, including, without limitation all of the documents reflected on the List of Closing Documents attached as Exhibit G to this Agreement.

5.2. Each Advance and Letter of Credit.

The Lenders shall not be required to make any Advance or issue any Letter of Credit, unless on the applicable Borrowing Date, or in the case of a Letter of Credit, the date on which the Letter of Credit is to be issued:

(i) There exists no Default or Unmatured Default; and

(ii) The representations and warranties contained in Article VI are true and correct as of such Borrowing Date except for changes in the Schedules to this Agreement reflecting transactions permitted by this Agreement.

Each Borrowing Notice with respect to each such Advance and the letter of credit application with respect to a Letter of Credit shall constitute a representation and warranty by the Borrower that the conditions contained in Sections 5.2(i) and (ii) have been satisfied. Any Lender may require a duly completed officer's certificate in substantially the form of Exhibit H hereto and/or a duly completed compliance certificate in substantially the form of Exhibit I hereto as a condition to making an Advance.

ARTICLE VI. REPRESENTATIONS AND WARRANTIES

In order to induce the Administrative Agent and the Lenders to enter into this Agreement and to make the Loans and the other financial accommodations to the Borrower and to issue the Letters of Credit described herein, the Borrower represents and warrants as follows to each Lender and the Administrative Agent as of the Closing Date, and thereafter on each date as required by Section 5.2:

6.1. Organization; Corporate Powers.

The Borrower (i) is a limited liability company (or, if converted to a corporation as permitted by Section 7.2(A) hereof, a corporation) duly organized, validly existing and in existence under the laws of the jurisdiction of its organization, (ii) is duly qualified to do business as a foreign entity and is in good standing under the laws of each jurisdiction in which failure to be so qualified and in good standing could not reasonably be expected to have a Material Adverse Effect, and (iii) has all requisite power and authority to own, operate and encumber its property and to conduct its business as presently conducted and as proposed to be conducted. GPE owns, directly or indirectly, over eighty-five percent (85%) of the outstanding Equity Interests of the Borrower.

6.2. Authority.

(A) The Borrower has the requisite power and authority to execute, deliver and perform each of the Loan Documents.

(B) The execution, delivery and performance of each of the Loan Documents which have been executed as required by this Agreement or otherwise on or prior to the Closing Date and to which the Borrower is party, and the consummation of the transactions contemplated thereby, have been duly approved by the board of directors and, if necessary, the members of the Borrower, and such approvals have not been rescinded. No other action or proceedings on the part of the Borrower are necessary to consummate such transactions.

(C)   Each of the Loan Documents to which the Borrower is a party has been duly executed, delivered or filed, as the case may be, by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except as enforceability may be limited by bankruptcy, insolvency, or similar laws affecting the enforcement of creditors' rights generally), is in full force and effect and no material term or condition thereof has been amended, modified or waived from the terms and conditions contained in the Loan Documents delivered to the Administrative Agent pursuant to Section 5.1 without the prior written consent of the Required Lenders, and the Borrower have, and, to the best of the Borrower's knowledge, all other parties thereto have, performed and complied with all the terms, provisions, agreements and conditions set forth therein and required to be performed or complied with by such parties on or before the Closing Date, and no unmatured default, default or breach of any covenant by any such party exists thereunder.

6.3.   No Conflict; Governmental Consents.

The execution, delivery and performance of each of the Loan Documents to which the Borrower is a party do not and will not (i) conflict with the articles of organization or operating agreement of the Borrower, (ii) constitute a tortious interference with any Contractual Obligation of any Person or conflict with, result in a breach of or constitute (with or without notice or lapse of time or both) a default under any Requirement of Law (including, without limitation, PUHCA, FPA or any Environmental Property Transfer Act) or Contractual Obligation of the Borrower, or require termination of any Contractual Obligation, except such interference, breach, default or termination which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect, (iii) result in or require the creation or imposition of any Lien whatsoever upon any of the property or assets of the Borrower, other than Liens permitted by the Loan Documents, or (iv) require any approval of the Borrower's members except such as have been obtained. Except as set forth on Schedule 6.3 to this Agreement, the execution, delivery and performance of each of the Loan Documents to which the Borrower is a party do not and will not require any registration with, consent or approval of, or notice to, or other action to, with or by any Governmental Authority, including under any Environmental Property Transfer Act, except filings, consents or notices which have been made, obtained or given, or which, if not made, obtained or given, individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect.

6.4.   Financial Statements.

Complete and accurate copies of the following financial statements and the following related information have been delivered to the Administrative Agent: the balance sheet of the Borrower as at December 31, 2000, 2001 and 2002 and the related combined statements of income, changes in stockholders' equity and cash flows of the Borrower for the fiscal years then ended, and the audit reports related thereto.

6.5.   No Material Adverse Change.

(A) Since December 31, 2002 up to the Closing Date, there has occurred no material adverse change in the business, financial condition, operations or prospects of the Borrower taken as a whole or any other event which has had or could reasonably be expected to result in a Material Adverse Effect.

(B)   Since the Closing Date, there has occurred no event which has had or could reasonably be expected to result in a Material Adverse Effect.

6.6.   Taxes.

(A)   Tax Examinations.

All deficiencies which have been asserted against the Borrower as a result of any federal, state, local or foreign tax examination for each taxable year in respect of which an examination has been conducted have been fully paid or finally settled or are being contested in good faith, and as of the Closing Date no issue has been raised by any taxing authority in any such examination which, by application of similar principles, reasonably can be expected to result in assertion by such taxing authority of a material deficiency for any other year not so examined which has not been reserved for in the Borrower's consolidated financial statements to the extent, if any, required by Agreement Accounting Principles. Except as permitted pursuant to Section 7.2(D), Borrower does not anticipate any material tax liability with respect to the years which have not been closed pursuant to applicable law.

(B)   Payment of Taxes.

Except as described on Schedule 6.6, all tax returns and reports of the Borrower required to be filed have been timely filed, and all taxes, assessments, fees and other governmental charges thereupon and upon their respective property, assets, income and franchises which are shown in such returns or reports to be due and payable have been paid except those items which are being contested in good faith and have been reserved for in accordance with Agreement Accounting Principles. The Borrower has no knowledge of any proposed tax assessment against the Borrower that will have or could reasonably be expected to have a Material Adverse Effect.

6.7.   Litigation; Loss Contingencies and Violations.

Except as set forth in Schedule 6.7 to this Agreement, which lists all pending litigation involving individual claims against the Borrower of more than $1,000,000.00, there is no action, suit, proceeding, arbitration or (to the Borrower's knowledge) investigation before or by any Governmental Authority or private arbitrator pending or, to the Borrower's knowledge, threatened against the Borrower or any property of any of them which will have or could reasonably be expected to have a Material Adverse Effect. There is no material loss contingency within the meaning of Agreement Accounting Principles which has not been reflected in the consolidated financial statements of the Borrower prepared and delivered pursuant to Section 7.1(A) for the fiscal period during which such material loss contingency was incurred. The Borrower is not (A) in violation of any applicable Requirements of Law which violation will have or could reasonably be expected to have a Material Adverse Effect, or (B) subject to or in default with respect to any final judgment, writ, injunction, restraining order or order of any nature, decree, rule or regulation of any court or Governmental Authority which will have or could reasonably be expected to have a Material Adverse Effect.

6.8.   Subsidiaries.

As of the date of this Agreement and as of the Closing Date, the Borrower has no Subsidiaries.

6.9.   ERISA.

Except as disclosed on Schedule 6.9, no Benefit Plan has incurred any accumulated funding deficiency (as defined in Sections 302(a)(2) of ERISA and 412(a) of the Code) whether or not waived. Neither the Borrower nor any member of the Controlled Group has incurred any liability to the PBGC which remains outstanding other than the payment of premiums, and there are no premium payments which have become due which are unpaid. To Borrower's knowledge, Schedule B to the most recent annual report filed with the IRS with respect to each Benefit Plan and furnished to the Lenders is complete and accurate.

Neither the Borrower nor any member of the Controlled Group is a participating employer in a Multiemployer Plan or (ii) made a complete or partial withdrawal under Sections 4203 or 4205 of ERISA from a Multiemployer Plan. Neither the Borrower nor any member of the Controlled Group has failed to make a required installment or any other required payment under Section 412 of the Code on or before the due date for such installment or other payment. Neither the Borrower nor any member of the Controlled Group is required to provide security to a Benefit Plan under Section 401(a)(29) of the Code due to a Benefit Plan amendment that results in an increase in current liability for the plan year. The Borrower does not maintain or contribute to any employee welfare benefit plan within the meaning of Section 3(1) of ERISA which provides benefits to employees after termination of employment other than as required by Section 601 of ERISA. To Borrower's knowledge, each Plan which the Borrower maintains or contributes to and that is intended to be qualified under Section 401(a) of the Code as currently in effect is so qualified, and each trust related to any such Plan is exempt from federal income tax under Section 501(a) of the Code as currently in effect. The Borrower is in compliance in all material respects with the responsibilities, obligations and duties imposed on it by ERISA and the Code with respect to all Plans, except for such matters which could reasonably be expected to subject the Borrower to liability of less than $1,000,000.00. To Borrower's knowledge, neither the Borrower nor any fiduciary of any Plan has engaged in a nonexempt prohibited transaction described in Sections 406 of ERISA or 4975 of the Code which could reasonably be expected to subject the Borrower to liability in excess of $1,000,000.00. To Borrower's knowledge, neither the Borrower nor any member of the Controlled Group has taken or failed to take any action which would constitute or result in a Termination Event, which action or inaction could reasonably be expected to subject the Borrower to liability in excess of $1,000,000.00. Neither the Borrower nor any Subsidiary is subject to any liability under Sections 4062, 4063, 4064 or 4069 of ERISA and no other member of the Controlled Group is subject to any liability under Sections 4062, 4063, 4064 or 4069 of ERISA which could reasonably be expected to subject the Borrower to liability in excess of $1,000,000.00. The Borrower does not have, by reason of the transactions contemplated hereby, any obligation to make any payment to any employee pursuant to any Plan or existing contract or arrangement.

6.10.   Accuracy of Information.

The information, exhibits and reports furnished by or on behalf of the Borrower to the Administrative Agent or to any Lender in connection with the negotiation of, or compliance with, the Loan Documents, the representations and warranties of the Borrower contained in the Loan Documents, and all certificates and documents delivered to the Administrative Agent and the Lenders pursuant to the terms thereof, taken as a whole, do not contain as of the date furnished any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

6.11.   Securities Activities.

The Borrower is not engaged in the business of extending credit for the purpose of purchasing or carrying Margin Stock.

6.12.   Material Agreements.

The Borrower has not received notice or has knowledge that (i) it is in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any Contractual Obligation applicable to it, or (ii) any condition exists which, with the giving of notice or the lapse of time or both, would constitute a default with respect to any such Contractual Obligation, in each case, except where such default or defaults, if any, individually or in the aggregate will not have or could not reasonably be expected to have a Material Adverse Effect. Set forth on Schedule 6.12 to this Agreement is a list of all power purchase contracts and all related security, performance assurance, disbursement and other related agreements to which Borrower is a party and pursuant to which Borrower has granted a Lien in certain assets not inconsistent with the restriction on Liens contained in Section 7.3(C) of this Agreement to secure its obligations thereunder, which Schedule 6.12 may be revised from time to time by the Borrower submitting a revised Schedule to the Administrative Agent and the Lenders so long as any additions to such Schedule conform to the restrictions on Liens contained in Section 7.3(C) of this Agreement (the "Power Purchase Contracts").

6.13.   Compliance with Laws.

The Borrower is in compliance with all Requirements of Law applicable to them and their respective businesses, in each case where the failure to so comply individually or in the aggregate could reasonably be expected to have a Material Adverse Effect.

6.14.   Assets and Properties.

The Borrower has good and marketable title to all of its material assets and properties (tangible and intangible, real or personal) owned by it or a valid leasehold interest in all of its material leased assets (except insofar as marketability may be limited by any laws or regulations of any Governmental Authority affecting such assets), and all such assets and property are free and clear of all Liens, except Liens permitted under Section 7.3(C). Substantially all of the assets and properties owned by, leased to or used by the Borrower are in adequate operating condition and repair, ordinary wear and tear excepted. Neither this Agreement nor any other Loan Document, nor any transaction contemplated under any such agreement, will affect any right, title or interest of the Borrower in and to any of such assets in a manner that would have or could reasonably be expected to have a Material Adverse Effect.

6.15.   Statutory Indebtedness Restrictions.

The Borrower is a "subsidiary company" of a "holding company" within the meaning of PUHCA. The Borrower and GPE have all necessary authorization required for the transactions contemplated by the Loan Documents under PUHCA, FPA or any other state or federal laws or regulations similar or related thereto and the execution, delivery and performance of the Loan Documents to which the Borrower or GPE is a party do not and will not violate PUHCA or FPA or require any registration with, consent or approval of, or notice to, or any other action to, with or by any Governmental Authority under PUHCA, FPA or any other state or federal laws or regulations similar or related thereto, other than (i) the filing of a notice by Borrower under PUHCA with the Securities and Exchange Commission of the credit facility evidenced by the Loan Documents within ten (10) days of the Closing Date (the "Closing PUHCA Notice"), and (ii) the reporting of the GPE Guaranty and the Subordination Agreement in one or more quarterly certificates pursuant to Rule 24 of PUHCA (the "Quarterly PUHCA Notice"). Except as specified in the proceeding sentence, the Borrower is not subject to regulation under the Investment Company Act of 1940, or any other federal or state statute or regulation which limits its ability to incur indebtedness or its ability to consummate the transactions contemplated hereby.

6.16.   Insurance.

The Borrower maintains insurance policies and programs reasonably consistent with prudent industry practice.

6.17.   Labor Matters.

As of the Closing Date, no attempt to organize the employees of the Borrower, and no labor disputes, strikes or walkouts affecting the operations of the Borrower, is pending, or, to the Borrower's knowledge, threatened, planned or contemplated.

6.18.   Environmental Matters.

(A)   Except as disclosed on Schedule 6.18 to this Agreement

(i)   the operations of the Borrower comply in all material respects with Environmental, Health or Safety Requirements of Law;

(ii)   the Borrower has all permits, licenses or other authorizations required under Environmental, Health or Safety Requirements of Law and are in material compliance with such permits;

(iii)   neither the Borrower nor any of their respective present property or operations, or, to the best of, the Borrower's knowledge, any of their respective past property or operations, are subject to or the subject of, any investigation known to the Borrower, any judicial or administrative proceeding, order, judgment, decree, settlement or other agreement respecting: (A) any material violation of Environmental, Health or Safety Requirements of Law; (B) any remedial action; or (C) any material claims or liabilities arising from the Release or threatened Release of a Contaminant into the environment;

(iv)   there is not now, nor to the best of the Borrower's knowledge has there ever been on or in the property of the Borrower any landfill, waste pile, underground storage tanks, aboveground storage tanks, surface impoundment or hazardous waste storage facility of any kind, any polychlorinated biphenyls (PCBs) used in hydraulic oils, electric transformers or other equipment, or any asbestos containing material which in any such case could reasonably be expected to result in material liability for the Borrower; and

(v)   the Borrower does not have any material Contingent Obligation in connection with any Release or threatened Release of a Contaminant into the environment.

(B)   For purposes of this Section 6.18 "material" means any noncompliance or basis for liability which could reasonably be likely to subject the Borrower to liability in excess of $1,000,000.00.

6.19.   Solvency.

After giving effect to the (i) Loans to be made on the Closing Date or such other date as Loans requested hereunder are made and the consummation of the other transactions contemplated by this Agreement and (ii) the payment and accrual of all Transaction Costs with respect to the foregoing, the Borrower is Solvent.

6.20.   Supplemental Disclosure.

At any time at the request of the Administrative Agent and at such additional times as the Borrower determines, the Borrower shall supplement each schedule or representation herein or in the other Loan Documents with respect to any matter hereafter arising which, if existing or occurring at the Closing Date, would have been required to be set forth or described in such schedule or as an exception to such representation or which is necessary to correct any information in such schedule or representation which has been rendered inaccurate thereby. If any such supplement to such schedule or representation discloses the existence or occurrence of events, facts or circumstances which are restricted or prohibited by the terms of this Agreement or any other Loan Documents, such supplement to such schedule or representation shall not be deemed an amendment thereof unless expressly consented to in writing by the Administrative Agent and the Required Lenders, and no such amendments, except as the same may be consented to in a writing which expressly includes a waiver, shall be or be deemed a waiver by the Administrative Agent or any Lender of any Default disclosed therein. Any items disclosed in any such supplemental disclosures shall be included in the calculation of any limits, baskets or similar restrictions contained in this Agreement or any of the other Loan Documents.

ARTICLE VII.   COVENANTS

The Borrower covenants and agrees that so long as any Commitments are outstanding and thereafter until payment in full of all of the Obligations (other than contingent indemnity obligations), unless the Required Lenders shall otherwise give prior written consent:

7.1.   Reporting.

The Borrower shall:

(A)   Financial Reporting.

Furnish to the Lenders:

(i)   Monthly Reports. As soon as practicable, and in any event within twenty (20) days after the end of each calendar month, the consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such period and the related consolidated statements of income and cash flows of the Borrower and its Subsidiaries for such calendar month and for the period from the beginning of the then current fiscal year to the end of such calendar month, certified by the Vice President, Finance or other chief financial officer of the Borrower on behalf of the Borrower as fairly presenting the consolidated financial position of the Borrower and its Subsidiaries as at the dates indicated and the results of their operations and cash flows for the periods indicated in accordance with Agreement Accounting Principles except for the omission of full footnotes which may be required under Agreement Accounting Principles, subject to normal year end adjustments.

(ii)   Annual Reports. As soon as practicable, and in any event within ninety (90) days after the end of each fiscal year, (a) the consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal year and the related consolidated statements of income, stockholders' equity and cash flows of the Borrower and its Subsidiaries for such fiscal year, and in comparative form the corresponding figures for the previous fiscal year, and (b) an audit report on the items listed in clause (a) hereof of independent certified public accountants of recognized national standing, which audit report shall be unqualified and shall state that such financial statements fairly present the consolidated financial position of the Borrower and its Subsidiaries as at the dates indicated and the results of their operations and cash flows for the periods indicated in conformity with Agreement Accounting Principles and that the examination by such accountants in connection with such consolidated financial statements has been made in accordance with generally accepted auditing standards.

(iii)   Officer's Certificate. Together with each delivery of any financial statement (a) pursuant to clauses (i), and (ii) of this Section 7.1(A), an Officer's Certificate of the Borrower, substantially in the form of Exhibit H attached hereto and made a part hereof, stating that no Default or Unmatured Default exists, or if any Default or Unmatured Default exists, stating the nature and status thereof and (b) within forty-five (45) days after the end of each fiscal quarter in each fiscal year and, together with the delivery of financial statements pursuant to clause (ii) of this Section 7.1(A), a compliance certificate, substantially in the form of Exhibit I attached hereto and made a part hereof, signed by the Borrower's Vice President, Finance or other chief financial officer, which (i) demonstrate compliance, when applicable, with the provisions of Section 7.4, (ii) calculate the Leverage Ratio for purposes of determining the then Applicable Floating Rate Margin, Applicable Eurodollar Margin and Applicable Commitment Fee Percentage, and (iii) calculate the Borrower Fixed Charge Ratio (as defined in the GPE Guaranty), and, if the Borrower Fixed Charge Ratio is less than the Minimum Fixed Charge Ratio (as defined in the GPE Guaranty), calculate the GPE Guaranty Increase and the Additional Guaranty Amount (both as defined in the GPE Guaranty), (iv) states the aggregate amount of Capital Expenditures incurred by the Borrower since the Closing Date, and (v) identifies Indebtedness incurred in such fiscal quarter pursuant to Section 7.3(A)(vi) and (viii). A copy of the officer's certificate referred to in Subsection (b) above shall also be provided to GPE.

(iv)   Borrowing Base Certificate. As soon as practicable, and in any event within twenty (20) days after the close of each calendar month, a Borrowing Base Certificate, together with such supporting documents as the Administrative Agent deems desirable, all certified as being true and correct by the Vice President, Finance or other chief financial officer of the Borrower. The Borrower may update the Borrowing Base Certificate and supporting documents more frequently than monthly and the most recently delivered Borrowing Base Certificate shall be the applicable Borrowing Base Certificate for purposes of determining the Borrowing Base at any time;

(v)   Business Plans; Financial Projections. As soon as practicable and in any event not later than thirty (30) days after the beginning of each fiscal year, a copy of the business plan and forecast (including a projected balance sheet, income statement and a statement of cash flow) of the Borrower and its Subsidiaries for the next succeeding fiscal year prepared in such detail as shall be reasonably satisfactory to the Administrative Agent;

(vi)   Accounts Receivable. As soon as practicable, and in any event within twenty (20) days after the close of each calendar month, a detailed scheduled of the Borrower's accounts receivable and an aging analysis of the Borrower's accounts payable;

(vii)   Updated Schedules. As soon as practicable, and in any event within twenty (20) days of the close of each calendar month, an updated schedule of Power Purchase Contracts (Schedule 6.12) and Segregated Accounts (Schedule 1.1.4), provided that any updated schedule of Segregated Accounts shall include a listing the names of the Borrower's customers whose energy payments owing to the Borrower are being deposited therein;

(viii)   Credit and Collection Policy. As soon as practicable, and in any event within twenty (20) days after the close of the calendar month in which such change was instituted, notice of any changes to the credit and collection policy of the Borrower;

(ix)   Distributions. As soon as practicable, and in any event within twenty (20) days after the close of the calendar month in which a Distribution was declared or paid, a schedule of all Distributions declared or made by the Borrower; and

(x)   Quarterly Reports. As soon as practicable, but in any event within forty-five (45) days after the end of each fiscal quarter, a narrative analysis prepared by management of the Borrower of the financial condition and results of operations of the Borrower as of the end of such fiscal quarter.

(B)   Notice of Default.

Promptly upon any Authorized Officer of the Borrower obtaining knowledge (i) of any condition or event which constitutes a Default or Unmatured Default, or becoming aware that any Lender or Administrative Agent has given any written notice with respect to a claimed Default or Unmatured Default under this Agreement, or (ii) that any Person has given any written notice to the Borrower or any Subsidiary of the Borrower or taken any other action with respect to a claimed default or event or condition of the type referred to in Section 8.1(E), deliver to the Administrative Agent and the Lenders an Officer's Certificate specifying (a) the nature and period of existence of any such claimed default, Default, Unmatured Default, condition or event, (b) the notice given or action taken by such Person in connection therewith, and (c) what action the Borrower has taken, is taking and proposes to take with respect thereto.

(C)   Lawsuits.

(i) Upon the Borrower obtaining knowledge of the institution of, or written threat of, any action, suit, proceeding, governmental investigation or arbitration against or affecting the Borrower or any of its Subsidiaries or any property of the Borrower or any of its Subsidiaries not previously disclosed pursuant to Section 6.7, which action, suit, proceeding, governmental investigation or arbitration exposes, or in the case of multiple actions, suits, proceedings, governmental investigations or arbitrations arising out of the same general allegations or circumstances which expose, in the Borrower's reasonable judgment, the Borrower or any of its Subsidiaries to liability in an amount aggregating $2,500,000.00 or more, give written notice thereof to the Administrative Agent and the Lenders and provide such other information as may be reasonably available to enable each Lender and the Administrative Agent and its counsel to evaluate such matters; and (ii) in addition to the requirements set forth in clause (i) of this Section 7.1(C), upon request of the Administrative Agent or the Required Lenders, promptly give written notice of the status of any action, suit, proceeding, governmental investigation or arbitration covered by a report delivered pursuant to clause (i) above and provide such other information as may be reasonably available to it that would not violate any attorney-client privilege by disclosure to the Lenders to enable each Lender and the Administrative Agent and its counsel to evaluate such matters.

(D)   ERISA Notices.

Deliver or cause to be delivered to the Administrative Agent and the Lenders, at the Borrower's expense, the following information and notices:

(i)   (a) upon the Borrower obtaining knowledge that a Termination Event has occurred, a written statement of the Vice President, Finance or other chief financial officer of the Borrower describing such Termination Event and the action, if any, which the Borrower has taken, is taking or proposes to take with respect thereto, and when known, any action taken or threatened by the IRS, DOL or PBGC with respect thereto and (b) within ten (10) Business Days after any member of the Controlled Group obtains knowledge that a Termination Event has occurred which could reasonably be expected to subject the Borrower to liability in excess of $1,000,000.00, a written statement of the Vice President, Finance or other chief financial officer of the Borrower describing such Termination Event and the action, if any, which the member of the Controlled Group has taken, is taking or proposes to take with respect thereto, and when known, any action taken or threatened by the IRS, DOL or PBGC with respect thereto;

(ii)   upon the Borrower obtaining knowledge that a prohibited transaction (defined in Sections 406 of ERISA and Section 4975 of the Code) with regard to any Plan has occurred which could reasonably be expected to subject the Borrower to liability in excess of $1,000,000.00, a statement the Vice President, Finance or other chief financial officer of the Borrower describing such transaction and the action which the Borrower has taken, is taking or proposes to take with respect thereto;

(iii)   upon the Borrower obtaining knowledge of a material increase in the benefits of any existing Plan which the Borrower maintains or contributes to or the establishment of any new Benefit Plan or the commencement of, or obligation to commence, contributions to any Benefit Plan or Multiemployer Plan to which neither the Borrower nor any member of the Controlled Group was previously contributing, notification of such increase, establishment, commencement or obligation to commence and the amount of such contributions;

(iv)   upon the Borrower receiving notice of any unfavorable determination letter from the IRS regarding the qualification under Section 401(a) of the Code of a Plan which the Borrower maintains or contributes, copies of each such letter;

(v)   upon the Borrower obtaining knowledge of the establishment of any foreign employee benefit plan which the Borrower maintains or contributes to or the commencement of, or obligation to commence, contributions to any foreign employee benefit plan to which the Borrower was not previously contributing, notification of such establishment, commencement or obligation to commence and the amount of such contributions;

(vi)   upon the request of the Administrative Agent copies of each annual report (form 5500 series), including Schedule B thereto, filed with respect to each Benefit Plan;

(vii)   upon the request of the Administrative Agent, copies of each actuarial report for any Benefit Plan or Multiemployer Plan and each annual report for any Multiemployer Plan;

(viii)   upon the Borrower obtaining knowledge of the filing thereof with the IRS, a copy of each funding waiver request filed with respect to any Benefit Plan and all communications received by the Borrower or a member of the Controlled Group with respect to such request;

(ix)   upon receipt by the Borrower or the Borrower obtains knowledge of the receipt by any member of the Controlled Group of the PBGC's intention to terminate a Benefit Plan or to have a trustee appointed to administer a Benefit Plan, copies of each such notice;

(x)   upon receipt by the Borrower or the Borrower obtains knowledge of the receipt by any member of the Controlled Group of a notice from a Multiemployer Plan regarding the imposition of withdrawal liability, copies of each such notice;

(xi)   after the Borrower fails to make, or the Borrower obtains knowledge of the failure of any member of the Controlled Group to make, a required installment or any other required payment under Section 412 of the Code on or before the due date for such installment or payment, a notification of such failure; and

(xii)   after the Borrower knows or has reason to know, or Borrower obtains knowledge that any member of the Controlled Group knows or has reason to know, that (a) a Multiemployer Plan has been terminated, (b) the administrator or plan sponsor of a Multiemployer Plan intends to terminate a Multiemployer Plan, or (c) the PBGC has instituted or will institute proceedings under Section 4042 of ERISA to terminate a Multiemployer Plan.

(E)   Labor Matters.

Notify the Administrative Agent and the Lenders in writing, upon the Borrower's learning thereof, of (i) any material labor dispute to which the Borrower may become a party, including, without limitation, any strikes, lockouts or other disputes relating to such Persons' plants and other facilities and (ii) any material Worker Adjustment and Retraining Notification Act liability incurred with respect to the closing of any plant or other facility of the Borrower or any of its Subsidiaries.

(F)   Other Indebtedness.

Deliver to the Administrative Agent (i) a copy of each regular report, notice or communication regarding potential or actual defaults (including any accompanying officer's certificate) delivered by or on behalf of the Borrower to the holders of Funded Indebtedness pursuant to the terms of the agreements governing such Funded Indebtedness, such delivery to be made at the same time and by the same means as such notice or other communication is delivered to such holders, and (ii) a copy of each notice or other communication received by the Borrower from the holders of Funded Indebtedness pursuant to the terms of such Funded Indebtedness, such delivery to be made promptly after such notice or other communication is received by the Borrower.

(G)   Other Reports.

Deliver or cause to be delivered to the Administrative Agent and the Lenders copies of (i) all financial statements, reports, proxy statements and notices, if any, sent or made available generally by the Borrower or the Guarantors to their respective securities holders or filed with the Commission under the Securities Exchange Act of 1934 and the rules promulgated thereunder by the Borrower or the Guarantors, (ii) all press releases made available generally by the Borrower or any of the Borrower's Subsidiaries to the public concerning material developments in the business of the Borrower or any such Subsidiary; and (iii) all notifications received from the Commission by the Borrower or any such Subsidiary or the Guarantors pursuant to the Securities Exchange Act of 1934 and the rules promulgated thereunder. The statements and reports required to be furnished by the Borrower pursuant to (i) above shall be deemed furnished for such purpose upon being publicly available on the Commission's EDGAR web page.

(H)   Environmental Notices.

A copy of (i) any notice or claim to the effect that the Borrower or any of its Subsidiaries is or may be liable to any Person as a result of the Release by the Borrower or any of its Subsidiaries or any other Person of any Contaminant into the environment, and (ii) any notice alleging any violation of any Environmental, Health or Safety Requirements of Law by the Borrower or any of its Subsidiaries if, in either case, such notice or claim relates to an event which could reasonably be expected to subject the Borrower to liability in excess of $1,000,000.00.

(I)   Other Information.

Upon receiving a request therefor from the Administrative Agent, prepare and deliver to the Administrative Agent and the Lenders such other information with respect to the Borrower, any of its Subsidiaries, or the Collateral, including, without limitation, schedules identifying and describing the Collateral and any dispositions thereof, as from time to time may be reasonably requested by the Administrative Agent.

7.2.   Affirmative Covenants.

(A)   Existence, Etc.

The Borrower shall at all times maintain its existence as a limited liability company (but may convert to a corporation if (i) such conversion will not be adverse to the interests of the Lenders, and (ii) the Borrower enters into any amendments to the Loan Documents deemed appropriate by the Administrative Agent) and preserve and keep, or cause to be preserved and kept, in full force and effect its rights and franchises material to its businesses, except to the extent permitted by Section 7.3(I).

(B)   Corporate Powers; Conduct of Business.

The Borrower, and shall cause each of its Subsidiaries to, shall qualify and remain qualified to do business in each jurisdiction in which the nature of its business requires it to be so qualified and where the failure to be so qualified will have or could reasonably be expected to have a Material Adverse Effect. The Borrower will carry on and conduct its business in substantially the same manner and in substantially the same fields of enterprise as it is presently conducted.

(C)   Compliance with Laws, Etc.

The Borrower shall, and cause each of its Subsidiaries to, (a) comply with all Requirements of Law and all restrictive covenants affecting such Person or the business, properties, assets or operations of such Person including, but not limited to, timely filing all Quarterly PUHCA Notices, and (b) obtain as needed all licenses and permits necessary for its operations and maintain such licenses and permits in good standing, unless failure to comply or obtain could not reasonably be expected to have a Material Adverse Effect.

(D)   Payment of Taxes and Claims; Tax Consolidation.

The Borrower shall pay, and cause each of its Subsidiaries to, (i) all material taxes, assessments and other governmental charges imposed upon it or on any of its properties or assets or in respect of any of its franchises, business, income or property before any penalty or interest accrues thereon, and (ii) all material claims (including, without limitation, claims for labor, services, materials and supplies) for sums which have become due and payable and which by law have or may become a Lien (other than a Lien permitted by Section 7.3(C)) upon any of the Borrower's or such Subsidiary's property or assets, prior to the time when any penalty or fine shall be incurred with respect thereto; provided, however, that no such taxes, assessments and governmental charges referred to in clause (i) above or claims referred to in clause (ii) above (and interest, penalties or fines relating thereto) need be paid if being contested in good faith by appropriate proceedings diligently instituted and conducted and if such reserve or other appropriate provision, if any, as shall be required in conformity with Agreement Accounting Principles shall have been made therefor. For purposes of clauses (i) and (ii) above, "material" shall mean an amount in excess of $10,000.00 in the aggregate.

(E)   Insurance.

The Borrower shall, and cause each of its Subsidiaries to, maintain in full force and effect insurance policies and programs reasonably consistent with prudent industry practice. The Borrower shall deliver to the Administrative Agent insurance certificates and endorsements (y) to all "All Risk" physical damage insurance policies on all of the Borrower's tangible real and personal property and assets and business interruption insurance policies naming the Administrative Agent loss payee, and (z) to all general liability and other liability policies naming the Administrative Agent an additional insured. In the event the Borrower at any time or times hereafter shall fail to obtain or maintain any of the policies or insurance required herein or to pay any premium in whole or in part relating thereto, then the Administrative Agent, without waiving or releasing any obligations or resulting Default hereunder, may at any time or times thereafter (but shall be under no obligation to do so) obtain and maintain such policies of insurance and pay such premiums and take any other action with respect thereto which the Administrative Agent deems advisable. All sums so disbursed by the Administrative Agent shall constitute part of the Obligations, payable as provided in this Agreement.

(F)   Inspection of Property; Books and Records; Discussions.

The Borrower shall, and if a Default or Unmatured Default has occurred and is continuing, cause each of its Subsidiaries to, permit any authorized representative(s) designated by any of the Lenders to visit and inspect any of the properties of the Borrower, to examine, audit, check and make copies of their respective financial and accounting records, books, journals, orders, receipts and any correspondence and other data relating to their respective businesses or the transactions contemplated hereby (including, without limitation, in connection with environmental compliance, hazard or liability), and to discuss their affairs, finances and accounts with their officers and independent certified public accountants, all upon reasonable notice and at such reasonable times during normal business hours, as often as may be reasonably requested. The Borrower shall keep and maintain in all material respects, proper books of record and account in which entries in conformity with Agreement Accounting Principles shall be made of all dealings and transactions in relation to their respective businesses and activities. If a Default has occurred and is continuing, the Borrower, upon the Administrative Agent's request, shall turn over any such records to the Administrative Agent or its representatives.

(G)   ERISA Compliance.

The Borrower shall, and cause each of its Subsidiaries to, establish, maintain and operate all Plans to which they contribute to in compliance with all material respects with the provisions of ERISA, the Code, all other applicable laws, and the regulations and interpretations thereunder and the respective requirements of the governing documents for such Plans, except for such matters that would reasonably be expected to result in liability of the Borrower or its Subsidiaries of less than $1,000,000.00.

(H)   Maintenance of Property.

The Borrower shall, and cause each of its Subsidiaries to, cause all property used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and shall cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Borrower may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing in this Section 7.2(H) shall prevent the Borrower from discontinuing the operation or maintenance of any of such property if such discontinuance is, in the judgment of the Borrower, desirable in the conduct of its business and not disadvantageous in any material respect to the Administrative Agent or the Lenders.

(I)   Environmental Compliance.

The Borrower shall comply with all Environmental, Health or Safety Requirements of Law, except where noncompliance will not have or is not reasonably likely to subject the Borrower to liability in excess of $1,000,000.00.

(J)   Use of Proceeds.

The Borrower shall use the proceeds of the Revolving Loans to (i) repay existing Indebtedness, (ii) provide funds for the additional working capital needs and other general corporate purposes of the

Borrower, and (iii) provide funds for the payment of fees and expenses incurred in connection with the negotiation and documentation of this Agreement and the Loan Documents. The Borrower will not, nor will it permit any Subsidiary to, use any of the proceeds of the Loans to purchase or carry any Margin Stock. Letters of Credit issued hereunder will be used (i) to provide performance assurance of Borrower's obligations under the Power Purchase Contracts, and (ii) for other general corporate purposes of the Borrower.

      (K)   Collateral Documents.

Without in any way limiting the requirements and covenants set forth in the Collateral Documents, if, subsequent to the Closing Date, the Borrower or any Subsidiary shall acquire any intellectual property, securities, instruments, chattel paper or other personal property required to be delivered to the Administrative Agent as Collateral hereunder or under any of the Collateral Documents, the Borrower shall promptly (and in any event within five (5) Business Days) after any Authorized Officer of the Borrower acquires knowledge of same notify the Administrative Agent of same. The Borrower shall, and cause its Material Subsidiaries to, take such action at its own expense as reasonably requested by the Administrative Agent to ensure that the Administrative Agent has a first priority (subject to any applicable Lien permitted under Section 7.3(C)) perfected Lien to secure the Obligations in all owned real and personal property of the Borrower and its Material Subsidiaries. The Borrower shall, and cause its Material Subsidiaries to, adhere to the covenants set forth in the Collateral Documents, including, without limitation, the covenants regarding the location of personal property as set forth in the Security Agreements.

      (L)   Addition of Guarantors; Addition of Pledged Capital Stock and other Collateral.

The Borrower shall cause each Material Subsidiary to deliver to the Administrative Agent an executed Guaranty and appropriate corporate resolutions, opinions and other documentation in form and substance reasonably satisfactory to the Administrative Agent, such Guaranty and other documentation to be delivered to the Administrative Agent as promptly as possible but in any event within thirty (30) days of the acquisition or formation of a new Material Subsidiary or an existing Subsidiary becoming a Material Subsidiary. Simultaneously with any Material Subsidiary becoming a Guarantor, the Borrower shall (or, if the Capital Stock of such Material Subsidiary is owned by another Subsidiary, shall cause such other Subsidiary to) deliver to the Administrative Agent a Pledge Agreement, together with appropriate corporate resolutions, opinions, stock certificates, UCC filings or amendments and other documentation, in each case in form and substance reasonably satisfactory to the Administrative Agent and the Administrative Agent shall be reasonably satisfied that the Administrative Agent has a first priority perfected pledge of all of the Capital Stock of such Guarantor owned by the Borrower and its Subsidiaries, or in the case such Guarantor is a foreign Material Subsidiary, 66% of the Capital Stock of such Guarantor owned by the Borrower. Simultaneously with any Material Subsidiary becoming a Guarantor, the Borrower shall also cause such Material Subsidiary (or, if such Material Subsidiary is a foreign Material Subsidiary, upon the request of the Administrative Agent) to (i) execute and deliver a Security Agreement (and deliver the other documents required thereby, including, without limitation, restricted account agreements), if applicable, Intellectual Property Agreements and such other Collateral Documents as the Administrative Agent or the Required Lenders may require its or their sole and reasonable discretion; and (ii) deliver such other documentation as the Administrative Agent may reasonably require in connection with the foregoing, including, without limitation, appropriate UCC financing statements, certified resolutions and other organizational and authorizing documents of such Material Subsidiary, favorable opinions of counsel to such Material Subsidiary (which shall cover, among other things, the legality, validity, binding effect and enforceability of the documentation referred to above and the perfection of the Administrative Agent's liens thereunder) and other items of the types required to be delivered by the Borrower and its Subsidiaries pursuant to Section 5.1 as of the Closing Date, all in form, content and scope reasonably satisfactory to the Administrative Agent.

(M)   Insurance and Condemnation Proceeds.

If a Default or Unmatured Default shall have occurred and be continuing, the Borrower shall direct all insurers under policies of property damage, boiler and machinery and business interruption insurance and payors of any condemnation claim or award relating to the Collateral to pay all proceeds (the "**Proceeds**") payable under such policies or with respect to such claim or award for any loss with respect to the Collateral directly to the Administrative Agent, for the benefit of the Administrative Agent and the Holders of the Obligations. If no Default or Unmatured Default shall have occurred and be continuing, promptly after the receipt of any Proceeds the Borrower shall repair or replace the Collateral or other assets the loss or damage of which gave rise to such Proceeds; provided, however, that upon the earlier to occur of (a) 120 days after the Borrower receives such Proceeds or (b) the occurrence of a Default or an Unmatured Default, the Borrower shall return any Proceeds not so used to repair or replace such Collateral or other assets at such time to the Administrative Agent. The Administrative Agent shall apply the same to the principal amount of the Obligations outstanding at the time of such receipt or hold them as cash collateral for the Obligations.

(N)   Reportable Transaction.

Borrower does not intend to treat the Loans and related transactions as being a "reportable transaction (within the meaning of Treasury Regulation Section 1.6011-4). In the event Borrower determines to take any action inconsistent with such intention, it will promptly notify the Administrative Agent thereof.

7.3.   Negative Covenants.

(A)   Indebtedness.

The Borrower nor any of its Subsidiaries shall directly or indirectly create, incur, assume or otherwise become or remain directly or indirectly liable with respect to any Indebtedness, except:

   (i)   the Obligations;

   (ii)   the Subordinated Debt;

   (iii)   Permitted Existing Indebtedness;

   (iv)   Indebtedness in respect of obligations secured by Customary Permitted Liens;

   (v)   Indebtedness constituting Contingent Obligations permitted by Section 7.3(E);

   (vi)   secured or unsecured purchase money Indebtedness (including Capitalized Leases) incurred by the Borrower or any of its Subsidiaries after the Closing Date to finance the acquisition of fixed assets, if (1) at the time of such incurrence, no Default or Unmatured Default has occurred and is continuing or would result from such incurrence, (2) such Indebtedness has a scheduled maturity and is not due on demand, (3) such Indebtedness does not exceed the lower of the fair market value or the cost of the applicable fixed assets on the date acquired, (4) such Indebtedness does not exceed $5,000,000.00 in the aggregate outstanding at any time, and (5) any Lien securing such Indebtedness is permitted under Section 7.3(C) (such Indebtedness being referred to herein as **"Permitted Purchase Money Indebtedness"**);

   (vii)   Indebtedness in respect of Hedging Obligations permitted under Section 7.3(O);

(viii)   other future unsecured Indebtedness in an aggregate principal amount not to exceed $50,000,000.00; and

(ix)   Any Permitted Refinancing Indebtedness.

(B)   Sales of Assets.

Neither the Borrower nor any of its Subsidiaries shall sell, assign, transfer, lease, convey or otherwise dispose of any property, whether now owned or hereafter acquired, or any income or profits therefrom, or enter into any agreement to do so, except:

(i)   the disposition in the ordinary course of business of equipment that is obsolete, excess or no longer useful in the Borrower's or the Subsidiary's business;

(ii)   sales, assignments, transfers, leases, conveyances or other dispositions of other assets if such transaction (a) is for consideration consisting solely of cash, (b) is for not less than fair market value, and (c) when combined with all such other transactions (each such transaction being valued at book value) during the period from the Closing Date to the date of such proposed transaction, represents the disposition of not greater than five percent (5.0%) of the Borrower's Consolidated Assets at the end of the fiscal year immediately preceding that in which such transaction is proposed to be entered into.

(C)   Liens.

Neither the Borrower nor any of its Subsidiaries shall directly or indirectly create, incur, assume or permit to exist any Lien on or with respect to any of their respective property or assets except:

(i)   Liens securing the Obligations pursuant to the Collateral Documents;

(ii)   Permitted Existing Liens;

(iii)   Customary Permitted Liens;

(iv)   purchase money Liens (including the interest of a lessor under a Capitalized Lease and Liens to which any property is subject at the time of the Borrower's acquisition thereof) securing Permitted Purchase Money Indebtedness; provided that such Liens shall not apply to any property of the Borrower or its Subsidiaries other than that purchased or subject to such Capitalized Lease;

(v)   Liens on the assets of the Borrower (other than the assets which are subject to Liens securing the Obligations) to secure its Contingent Obligations under surety bonds permitted under Section 7.3(A)(v) and Section 7.3(E); and

(vi)   Liens arising out of the Power Purchase Contracts, but only to the extent such Liens pertain or relate to the Segregated Accounts or certain receivables the proceeds of which are required to be deposited in the Segregated Accounts.

In addition, neither the Borrower nor any of its Subsidiaries shall become a party to any agreement, note, indenture or other instrument, or take any other action, which would prohibit the creation of a Lien on any of its properties or other assets in favor of the Administrative Agent for the benefit of itself and the Lenders, as collateral for the Obligations; provided that (i) any agreement, note, indenture or other instrument in connection with Permitted Purchase Money Indebtedness (including Capitalized Leases) may prohibit the creation of a Lien in favor of the Administrative Agent for the benefit of itself and the Lenders on the items of property obtained with the proceeds of such Permitted Purchase Money Indebtedness, and (ii) the Power Purchase Contracts may limit or prohibit the creation of Liens pertaining or relating to the Segregated Accounts or certain receivables the proceeds of which are required to be deposited in the Segregated Accounts.

(D)   Investments.

Except to the extent permitted pursuant to paragraph (G) below, neither the Borrower nor any of its Subsidiaries shall not directly or indirectly make or own any Investment except:

(i)   Investments in Cash Equivalents;

(ii)   Permitted Existing Investments in an amount not greater than the amount thereof on the Closing Date;

(iii)   Investments in trade receivables or received in connection with the bankruptcy or reorganization of suppliers and customers and in settlement of delinquent obligations of, and other disputes with, customers and suppliers arising in the ordinary course of business;

(iv)   Investments consisting of deposit accounts maintained by the Borrower;

(v)   Investments constituting Permitted Acquisitions; and

(vi)   Investments in addition to those referred to elsewhere in this Section 7.3(D) in an amount not to exceed $2,500,000.00 in the aggregate at any time outstanding;

provided, however, that the Investments described in clause (v) above shall not be permitted if either a Default or an Unmatured Default shall have occurred and be continuing on the date thereof or would result therefrom.

(E)   Contingent Obligations.

Neither the Borrower nor any of its Subsidiaries shall directly or indirectly create or become or be liable with respect to any Contingent Obligation, except: (i) recourse obligations resulting from endorsement of negotiable instruments for collection in the ordinary course of business; (ii) obligations, warranties, and indemnities, not relating to Indebtedness of any Person, which have been or are undertaken or made in the ordinary course of business and not for the benefit of or in favor of an Affiliate of the Borrower or such Subsidiary; (iii) Contingent Obligations with respect to appeal and performance bonds obtained by the Borrower or any Subsidiary in the ordinary course of business; and (iv) Contingent Obligations with respect to surety bonds issued for the benefit of the Borrower in an amount not to exceed $250,000,000.00.

(F)   Restricted Payments.

Neither the Borrower nor any of its Subsidiaries may declare or make any Restricted Payment.

(G)   Conduct of Business; Subsidiaries.

(i)   Neither the Borrower nor any of its Subsidiaries shall engage in any business other than the businesses engaged in by the Borrower on the Closing Date and any business or activities which are substantially similar, related or incidental thereto.

(ii)   Neither the Borrower nor its Subsidiaries shall create, acquire or capitalize any Subsidiary (a "**New Subsidiary**") after the date hereof pursuant to any transaction unless such transaction is permitted by or not otherwise prohibited by this Agreement and upon the creation or acquisition of each New Subsidiary, the Borrower or its Subsidiaries shall promptly deliver, and shall cause each New Subsidiary to promptly deliver to the Administrative Agent the documents, instruments and agreements required pursuant to Section 7.2(L).

(iii)   Neither the Borrower nor any of its Subsidiaries shall make any Acquisitions other than Acquisitions meeting all of the following requirements (each such Acquisition constituting a "**Permitted Acquisition**"):

(a)   no Default or Unmatured Default shall have occurred and be continuing or would result from such Acquisition or the incurrence of any Indebtedness in connection therewith;

(b)   the Acquisition shall be consummated on a non-hostile basis and, in the case of an Acquisition of Equity Interests of an entity, such Acquisition shall be of not less than the amount of the Equity Interests required to give the Borrower direct or indirect voting control of such entity;

(c)   the businesses being acquired shall be substantially similar to the businesses or activities engaged in by the Borrower on the Closing Date;

(d)   the aggregate purchase price (including assumed liabilities) in connection with all such transactions during the term of this Agreement shall not exceed $25,000,000.00.

(H)   Transactions with Shareholders and Affiliates.

Except to the extent required by applicable law, neither the Borrower nor any of its Subsidiaries shall directly or indirectly enter into or permit to exist any transaction (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with any holder or holders of any of the Equity Interests of the Borrower, or with any Affiliate of the Borrower which is not its Subsidiary, on terms that are less favorable to the Borrower or its Subsidiaries, as applicable, than those that might be obtained in an arm's length transaction at the time from Persons who are not such a holder or Affiliate.

(I)   Restriction on Fundamental Changes.

Neither the Borrower nor any of its Subsidiaries shall enter into any merger or consolidation, or liquidate, wind-up or dissolve (or suffer any liquidation or dissolution), or convey, lease, sell, transfer or otherwise dispose of, in one transaction or series of transactions, all or substantially all of the Borrower's or any such Subsidiary's business or property, whether now or hereafter acquired, except transactions permitted under Sections 7.3(B).

(J)   Sales and Leasebacks.

Neither the Borrower nor any of its Subsidiaries shall become liable, directly, by assumption or by Contingent Obligation, with respect to any lease, whether an operating lease, a synthetic lease or a

Capitalized Lease, of any property (whether real or personal or mixed) (i) which it or one of its Subsidiaries sold or transferred or is to sell or transfer to any other Person, or (ii) which it or one of its Subsidiaries intends to use for substantially the same purposes as any other property which has been or is to be sold or transferred by it to any other Person in connection with such lease, unless in either case the sale involved is not prohibited under Section 7.3(B) and the lease involved is not prohibited under Section 7.3(A).

(K)   Margin Regulations.

Neither the Borrower nor any of its Subsidiaries shall use all or any portion of the proceeds of any credit extended under this Agreement to purchase or carry Margin Stock.

(L)   ERISA.

The Borrower shall not

(i)   engage, or permit any of its Subsidiaries to engage, in any prohibited transaction described in Sections 406 of ERISA or 4975 of the Code for which a statutory or class exemption is not available or a private exemption has not been previously obtained from the DOL which could reasonably be expected to result in liability to the Borrower of $1,000,000.00 or more;

(ii)   incur any liability of $1,000,000.00 or more resulting from a to any accumulated funding deficiency (as defined in Sections 302 of ERISA and 412 of the Code), with respect to any Benefit Plan, whether or not waived;

(iii)   incur any liability of $500,000.00 or more resulting from a failure to pay timely required contributions or annual installments due with respect to any waived funding deficiency to any Benefit Plan;

(iv)   incur any liability under Title IV of ERISA of $1,000,000.00 or more in connection with the termination of any Benefit Plan;

(v)   fail to make any material contribution or payment to any Multiemployer Plan which the Borrower or any Controlled Group member may be required to make under any agreement relating to such Multiemployer Plan, or any law pertaining thereto;

(vi)   fail to pay any required installment or any other material payment required under Section 412 of the Code on or before the due date for such installment or other payment; or

(vii)   incur material increase in current liability for the plan year, resulting from the amendment of a Plan, such that the Borrower is required to provide security to such Plan under Section 401(a)(29) of the Code.

(M)   Corporate Documents.

Neither the Borrower nor any of its Subsidiaries shall amend, modify or otherwise change any of the terms or provisions in any of their respective articles of organization or operating agreement as in effect on the date hereof in any manner adverse to the interests of the Lenders, without the prior written consent of the Required Lenders.

(N)   Fiscal Year.

Neither the Borrower nor any of its Subsidiaries shall change its fiscal year for accounting or tax purposes from a calendar year.

(O)   Hedging Obligations.

The Borrower shall not and shall not permit any of its Subsidiaries to enter into any interest rate, commodity or foreign currency exchange, swap, collar, cap or similar agreements evidencing Hedging Obligations, other than interest rate, foreign currency or commodity exchange, swap, collar, cap or similar agreements entered into by the Borrower pursuant to which the Borrower has hedged its actual interest rate, foreign currency or commodity exposure.

(P)   Subordinated Debt.

The Borrower shall not amend, supplement or modify the terms of the Subordinated Debt or make any payment required as a result of any amendment or change thereto without the prior written consent of the Administrative Agent and the Required Lenders. Except as permitted in the Subordination Agreement as in effect on the date hereof, the Borrower shall not redeem, purchase, prepay (by setoff or otherwise), defease or repay any principal of, premium, if any, or other amount payable in respect of the Subordinated Debt.

(Q)   Capital Expenditures.

Neither the Borrower nor any of its Subsidiaries shall make or incur any Capital Expenditure if, after giving effect thereto, the aggregate amount of all Capital Expenditures by the Borrower and its Subsidiaries after the Closing Date would exceed $10,000,000.00.

7.4.   Financial Covenants.

The Borrower shall comply with the following:

(A)   Minimum Net Worth.

The Borrower shall not permit its Net Worth at any time to be less than $30,000,00.00, provided, however, that in the event that either (a) a GPE Cross Default has occurred and is continuing (and is not waived), or (b) a Default or Unmatured Default has occurred under the Credit Agreement and is continuing (and is not waived), the Borrower shall not permit its Net Worth at any time to be less than (x) the Net Worth of the Borrower as of the last day of the fiscal month immediately preceding the date of the first to occur of any continuing GPE Cross Default (which has not been waived) or any continuing Default or Unmatured Default (which has not been waived) under the Credit Agreement (the "Net Worth Trigger Date"), plus (y) 100% of Net Income (if positive) from and after the Net Worth Trigger Date.

(B)   Maximum Leverage Ratio.

The Borrower shall not permit the ratio (the "**Leverage Ratio**") of (i) Funded Indebtedness, to (ii) EBITDA to be greater than 2.00 to 1.00.

The Leverage Ratio shall be calculated, in each case, determined as of the last day of each fiscal quarter based upon (a) for Funded Indebtedness, as of the last day of each such fiscal quarter; and (b) for EBITDA, the actual amount for the four-quarter period ending on such day

ARTICLE VIII.   DEFAULTS

8.1.   Defaults.

Each of the following occurrences shall constitute a Default under this Agreement:

(A)   Failure to Make Payments When Due.

The Borrower shall (i) fail to pay within one (1) day of the date when due any of the Obligations consisting of principal with respect to the Loans or (ii) shall fail to pay within five (5) Business Days of the date when due any of the other Obligations under this Agreement or the other Loan Documents.

(B)   Breach of Certain Covenants.

The Borrower shall fail duly and punctually to perform or observe any agreement, covenant or obligation binding on the Borrower under:

(i)   Section 7.1(A) and such failure shall continue unremedied for ten (10) days;

(ii)   Section 7.1(B) and such failure shall continue unremedied for two (2) days; or

(iii)   Section 7.2(A), 7.2(F), 7.2(J), 7.3 or 7.4.

(C)   Breach of Representation or Warranty.

Any representation or warranty made or deemed made by the Borrower to the Administrative Agent or any Lender herein or by the Borrower or any of its Subsidiaries in any of the other Loan Documents or in any statement or certificate at any time given by any such Person pursuant to any of the Loan Documents shall be false or misleading in any material respect on the date as of which made (or deemed made).

(D)   Other Defaults.

The Borrower shall default in the performance of or compliance with any term contained in this Agreement (other than as covered by paragraphs (A), (B) or (C) of this Section 8.1), or the Borrower or any of its Subsidiaries shall default in the performance of or compliance with any term contained in any of the other Loan Documents, and such default shall continue for thirty (30) days after the occurrence thereof.

(E)   Default as to Other Indebtedness.

The Borrower or any of its Subsidiaries shall fail to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) with respect to any Indebtedness the outstanding principal amount of which Indebtedness is in excess of $5,000,000.00 ("**Cross Default Indebtedness**"), or any breach, default or event of default shall occur, or any other condition shall exist under any instrument, agreement or indenture pertaining to any such Cross Default Indebtedness, if the effect thereof is to permit the holder(s) of such Cross Default Indebtedness to accelerate the maturity of any such Cross Default Indebtedness or require a redemption or other repurchase of such Cross Default Indebtedness, or cause an acceleration, mandatory redemption, a requirement that the Borrower offer to purchase such Cross Default Indebtedness or other required repurchase of such Cross Default Indebtedness; or any such Cross Default Indebtedness shall be otherwise declared to be due and payable (by acceleration or otherwise) or required to be prepaid, redeemed or otherwise repurchased by the Borrower or any of its Subsidiaries (other than by a regularly scheduled required prepayment) prior to the stated maturity thereof.

(F)   Involuntary Bankruptcy; Appointment of Receiver, Etc.

(i)   An involuntary case shall be commenced against the Borrower or any of the Borrower's Subsidiaries and the petition shall not be dismissed, stayed, bonded or discharged within sixty (60) days after commencement of the case; or a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the Borrower or any of the Borrower's Subsidiaries in an involuntary case, under any applicable bankruptcy, insolvency or other similar law now or hereinafter in effect; or any other similar relief shall be granted under any applicable federal, state, local or foreign law.

(ii)   A decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over the Borrower or any of the Borrower's Subsidiaries or over all or a substantial part of the property of the Borrower or any of the Borrower's Subsidiaries shall be entered; or an interim receiver, trustee or other custodian of the Borrower or any of the Borrower's Subsidiaries or of all or a substantial part of the property of the Borrower shall be appointed or a warrant of attachment, execution or similar process against any substantial part of the property of the Borrower or any of the Borrower's Subsidiaries shall be issued and any such event shall not be stayed, dismissed, bonded or discharged within sixty (60) days after entry, appointment or issuance.

(G)   Voluntary Bankruptcy; Appointment of Receiver, Etc.

The Borrower or any of the Borrower's Subsidiaries shall (i) commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (ii) consent to the entry of an order for relief in an involuntary case, or to the conversion of an involuntary case to a voluntary case, under any such law, (iii) consent to the appointment of or taking possession by a receiver, trustee or other custodian for all or a substantial part of its property, (iv) make any assignment for the benefit of creditors or (v) take any corporate action to authorize any of the foregoing.

(H)   Judgments and Attachments.

Any money judgment(s) (other than a money judgment covered by insurance as to which the insurance company has not disclaimed or reserved the right to disclaim coverage), writ or warrant of attachment, or similar process against the Borrower or any of its Subsidiaries or any their respective assets involving in any single case or in the aggregate an amount in excess of $2,500,000.00 is or are entered and shall remain undischarged, unvacated, unbonded or unstayed for a period of thirty (30) days or in any event later than fifteen (15) days prior to the date of any proposed sale thereunder.

(I)   Dissolution.

Any order, judgment or decree shall be entered against the Borrower decreeing its involuntary dissolution or split up and such order shall remain undischarged and unstayed for a period in excess of sixty (60) days; or the Borrower shall otherwise dissolve or cease to exist except as specifically permitted by this Agreement.

(J)   Loan Documents; Failure of Security.

At any time, for any reason, (i) any Loan Document as a whole that materially affects the ability of the Administrative Agent or any of the Lenders to enforce the Obligations or enforce their rights against the Collateral ceases to be in full force and effect or any of the Borrower's or any of its Subsidiaries party thereto seeks to repudiate its obligations thereunder and the Liens intended to be created thereby are, or any of the Borrower or any such Subsidiary seeks to render such Liens, invalid and unperfected, or (ii) Liens on Collateral with a fair market value in excess of $100,000.00 in favor of the Administrative Agent contemplated by the Loan Documents shall, at any time, for any reason, be invalidated or otherwise cease to be in full force and effect, or such Liens shall not have the perfection or priority contemplated by this Agreement or the Loan Documents.

(K)   Termination Event.

Any Termination Event occurs which the Required Lenders believe is reasonably likely to subject the Borrower to liability in excess of $1,000,000.00.

(L)   Waiver of Minimum Funding Standard.

If the plan administrator of any Plan applies under Section 412(d) of the Code for a waiver of the minimum funding standards of Section 412(a) of the Code and any Lender believes the substantial business hardship upon which the application for the waiver is based could reasonably be expected to subject the Borrower to liability in excess of $1,000,000.00.

(M)   Change of Control.

A Change of Control shall occur.

(N)   Environmental Matters.

The Borrower or any of its Subsidiaries shall be the subject of any proceeding or investigation pertaining to (i) the Release by the Borrower or any of its Subsidiaries of any Contaminant into the environment, (ii) the liability of the Borrower arising from the Release by any other Person of any Contaminant into the environment, or (iii) any violation of any Environmental, Health or Safety Requirements of Law which by the Borrower or any of its Subsidiaries, which, in any case, has or is reasonably likely to subject the Borrower or any of its Subsidiaries to liability in excess of $1,000,000.00.

(O)   Guarantor Revocation.

Any guarantor of the Obligations shall terminate or revoke or refuse to perform any of its payment obligations under the applicable guarantee agreement or an Event of Default (as defined in such guarantee agreement) shall occur.

(P)   Default Under Subordinated Debt.

A default or event of default shall occur with respect to the obligations arising under the Subordinated Debt or under any instrument or agreement executed in connection therewith and the holder(s) thereof shall take any action to accelerate the maturity thereof or to otherwise collect the amount outstanding with respect to the Subordinated Debt.

(Q)   Default under Contractual Obligations.

A default or event of default shall occur under (i) any Power Purchase Agreement, or (ii) any other Contractual Obligation where such default or event of default could reasonably be expected to have a Material Adverse Effect.

A Default shall be deemed "continuing" until cured or until waived in writing in accordance with Section 9.3.

ARTICLE IX.   ACCELERATION, DEFAULTING LENDERS; WAIVERS, AMENDMENTS AND REMEDIES

9.1.   Termination of Commitments; Acceleration.

If any Default described in Section 8.1(F), 8.1(G), or 8.1(I) occurs with respect to the Borrower, the obligations of the Lenders to make Loans hereunder and the obligation of the Administrative Agent to issue Letters of Credit hereunder shall automatically terminate and the Obligations shall immediately become due and payable without any election or action on the part of the Administrative Agent or any Lender. If any other Default occurs, the Required Lenders may terminate or suspend the obligations of the Lenders to make Loans hereunder and the obligation of the Issuing Banks to issue Letters of Credit hereunder, or declare the Obligations to be due and payable, or both, whereupon the Obligations shall become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which the Borrower expressly waives.

9.2.   Defaulting Lender.

In the event that any Lender fails to fund its applicable Pro Rata Share of any Advance requested or deemed requested by the Borrower (or requested by an Issuing Bank in connection with the participation in Letters of Credit), which such Lender is obligated to fund under the terms of this Agreement (the funded portion of such Advance being hereinafter referred to as a "**Non Pro Rata Loan**"), until the earlier of such Lender's cure of such failure and the termination of the Revolving Loan Commitments, the proceeds of all amounts thereafter repaid to the Administrative Agent by the Borrower and otherwise required to be applied to such Lender's share of all other Obligations pursuant to the terms of this Agreement shall be advanced to the Borrower (or Issuing Bank) by the Administrative Agent on behalf of such Lender to cure, in full or in part, such failure by such Lender, but shall nevertheless be deemed to have been paid to such Lender in satisfaction of such other Obligations. Notwithstanding anything in this Agreement to the contrary:

(i)   the foregoing provisions of this Section 9.2 shall apply only with respect to the proceeds of payments of Obligations and shall not affect the conversion or continuation of Loans pursuant to Section 2.10;

(ii)   any such Lender shall be deemed to have cured its failure to fund its applicable Pro Rata Share of any Advance at such time as an amount equal to such Lender's original applicable Pro Rata Share of the requested principal portion of such Advance is fully funded to the Borrower (or Issuing Bank), whether made by such Lender itself or by operation of the terms of this Section 9.2, and whether or not the Non Pro Rata Loan with respect thereto has been repaid, converted or continued;

(iii)   amounts advanced to the Borrower to cure, in full or in part, any such Lender's failure to fund its applicable Pro Rata Share of any Advance ("**Cure Loans**") shall bear interest at the rate applicable to Floating Rate Loans in effect from time to time, and for all other purposes of this Agreement shall be treated as if they were Floating Rate Loans;

(iv)   regardless of whether or not a Default has occurred or is continuing, and notwithstanding the instructions of the Borrower as to its desired application, all repayments of principal which, in accordance with the other terms of this Agreement, would be applied to the outstanding Floating Rate Loans shall be applied first, ratably to all Floating Rate Loans constituting Non Pro Rata Loans, second, ratably to

Floating Rate Loans other than those constituting Non Pro Rata Loans or Cure Loans and, third, ratably to Floating Rate Loans constituting Cure Loans;

(v)   for so long as and until the earlier of any such Lender's cure of the failure to fund its applicable Pro Rata Share of any Advance and the termination of the Revolving Loan Commitments, the term "Required Lenders" for purposes of this Agreement shall mean Lenders (excluding all Lenders whose failure to fund their respective Pro Rata Shares of such Advance have not been so cured) whose applicable Pro Rata Shares represent greater than sixty-six and two-thirds percent (66-2/3%) of the aggregate Pro Rata Shares of such Lenders; and

(vi)   for so long as and until any such Lender's failure to fund its Revolving Loan Pro Rata Share of any Advance is cured in accordance with Section 9.2(ii), (A) such Lender shall not be entitled to any commitment fees with respect to its Revolving Loan Commitment, and (B) such Lender shall not be entitled to any letter of credit fees, which commitment fees and letter of credit fees shall accrue in favor of the Lenders which have funded their respective applicable Pro Rata Share of such requested Advance, shall be allocated among such performing Lenders ratably based upon their relative Revolving Loan Commitments, and shall be calculated based upon the average amount by which the aggregate Revolving Loan Commitments of such performing Lenders exceeds the sum of (I) the outstanding principal amount of the Loans owing to such performing Lenders, plus (II) the outstanding Reimbursement Obligations owing to such performing Lenders, plus (III) the aggregate participation interests of such performing Lenders arising with respect to undrawn and outstanding Letters of Credit.

9.3.   Amendments.

Subject to the provisions of this Article IX, the Required Lenders (or the Administrative Agent with the consent in writing of the Required Lenders) and the Borrower may enter into agreements supplemental hereto for the purpose of adding or modifying any provisions to the Loan Documents or changing in any manner the rights of the Lenders or the Borrower hereunder or waiving any Default hereunder; provided, however, that no such supplemental agreement shall, without the consent of each Lender affected thereby:

(i)   Postpone or extend the Revolving Loan Termination Date or any other date fixed for any payment of principal of, or interest on, the Loans, the Reimbursement Obligations or any fees or other amounts payable to such Lender (except with respect to (a) any modifications of the provisions relating to prepayments of Loans and other Obligations and (b) a waiver of the application of the default rate of interest pursuant to Section 2.11 hereof.

(ii)   Reduce the principal amount of any Loans or L/C Obligations, or reduce the rate or extend the time of payment of interest or fees thereon.

(iii)   Reduce the percentage specified in the definition of Required Lenders or any other percentage of Lenders specified to be the applicable percentage in this Agreement to act on specified matters.

(iv)   Increase the amount of the Revolving Loan Commitment of any Lender hereunder.

(v)   Permit the Borrower to assign its rights under this Agreement.

(vi)   Release any Guarantor or any Collateral having a value in excess of $5,000,000.00 during the term of this Agreement.

(vii)   Amend this Section 9.3 or Section 12.2.

No amendment of any provision of this Agreement relating to the Administrative Agent shall be effective without the written consent of the Administrative Agent. The Administrative Agent may waive payment of the fee required under Section 13.3(B) without obtaining the consent of any of the Lenders.

9.4. Preservation of Rights.

No delay or omission of the Lenders or the Administrative Agent to exercise any right under the Loan Documents shall impair such right or be construed to be a waiver of any Default or an acquiescence therein, and the making of a Loan or the issuance of a Letter of Credit notwithstanding the existence of a Default or the inability of the Borrower to satisfy the conditions precedent to such Loan or issuance of such Letter of Credit shall not constitute any waiver or acquiescence. Any single or partial exercise of any such right shall not preclude other or further exercise thereof or the exercise of any other right, and no waiver, amendment or other variation of the terms, conditions or provisions of the Loan Documents whatsoever shall be valid unless in writing signed by the Lenders required pursuant to Section 9.3, and then only to the extent in such writing specifically set forth. All remedies contained in the Loan Documents or by law afforded shall be cumulative and all shall be available to the Administrative Agent and the Lenders until the Obligations have been paid in full.

ARTICLE X. GENERAL PROVISIONS

10.1. Survival of Representations.

All representations and warranties of the Borrower contained in this Agreement shall survive delivery of the Notes and the making of the Loans herein contemplated.

10.2. Governmental Regulation.

Anything contained in this Agreement to the contrary notwithstanding, no Lender shall be obligated to extend credit to the Borrower in violation of any limitation or prohibition provided by any applicable statute or regulation.

10.3. Performance of Obligations.

The Borrower agrees that the Administrative Agent may, but shall have no obligation, after the occurrence and during the continuance of a Default, make any payment or perform any act required of the Borrower under any Loan Document. The Administrative Agent shall use its reasonable efforts to give the Borrower notice of any action taken under this Section 10.3 prior to the taking of such action or promptly thereafter provided the failure to give such notice shall not affect the Borrower's obligations in respect thereof. The Borrower agrees to pay the Administrative Agent, upon demand, the principal amount of all funds advanced by the Administrative Agent under this Section 10.3, together with interest thereon at the rate from time to time applicable to Revolving Loans that are Floating Rate Loans from the date of such advance until the outstanding principal balance thereof is paid in full. If the Borrower fails to make payment in respect of any such advance under this Section 10.3 within one (1) Business Day after the date the Borrower receives written demand therefor from the Administrative Agent, the Administrative Agent shall promptly notify each Lender and each Lender agrees that it shall thereupon make available to the Administrative Agent, in Dollars in immediately available funds, the amount equal to such Lender's Pro Rata Share of such advance. If such funds are not made available to the Administrative Agent by such Lender within one (1) Business Day after the Administrative Agent's demand therefor, the Administrative Agent will be entitled to recover any such amount from such Lender together with interest thereon at the Federal Funds Effective Rate for each day during the period commencing on the date of such demand and ending on the date such amount is received. The failure of any Lender to make available to the

Administrative Agent its Pro Rata Share of any such unreimbursed advance under this Section 10.3 shall neither relieve any other Lender of its obligation hereunder to make available to the Administrative Agent such other Lender's Pro Rata Share of such advance on the date such payment is to be made nor increase the obligation of any other Lender to make such payment to the Administrative Agent. All outstanding principal of, and interest on, advances made under this Section 10.3 shall constitute Obligations.

10.4. Headings.

Section headings in the Loan Documents are for convenience of reference only, and shall not govern the interpretation of any of the provisions of the Loan Documents.

10.5. Entire Agreement.

The Loan Documents embody the entire agreement and understanding among the Borrower, the Administrative Agent and the Lenders and supersede all prior agreements and understandings among the Borrower, the Administrative Agent and the Lenders relating to the subject matter thereof.

10.6. Several Obligations; Benefits of this Agreement.

The respective obligations of the Lenders hereunder are several and not joint and no Lender shall be the partner or agent of any other Lender (except to the extent to which the Administrative Agent is authorized to act as such). The failure of any Lender to perform any of its obligations hereunder shall not relieve any other Lender from any of its obligations hereunder. This Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement and their respective successors and assigns.

10.7. Expenses; Indemnification.

(A) Expenses.

The Borrower shall reimburse the Agents and the Arrangers for any reasonable costs and out-of-pocket expenses (including attorneys' and paralegals' fees and time charges of attorneys and paralegals for the Administrative Agent) paid or incurred by the Administrative Agent or the Arrangers in connection with the preparation, negotiation, execution, delivery, syndication, review, amendment, modification, and administration of the Loan Documents and the initial audit of the Collateral. The Borrower also agrees to reimburse the Administrative Agent and the Arrangers and the Lenders for any costs and out-of-pocket expenses (including attorneys' and paralegals' fees and time charges of attorneys and paralegals for the Administrative Agent and the Arrangers and the Lenders) paid or incurred by the Administrative Agent or the Arrangers or any Lender in connection with the collection of the Obligations and enforcement of the Loan Documents. In addition to expenses set forth above, the Borrower agrees to reimburse the Administrative Agent, promptly after the Administrative Agent's request therefor, for each audit, or other business analysis performed by or for the benefit of the Lenders in connection with this Agreement, the other Loan Documents or the Collateral in an amount equal to the Administrative Agent's then customary charges for each person employed to perform such audit or analysis plus all costs and expenses (including without limitation, travel expenses) incurred by the Administrative Agent in the performance of such audit or analysis.

(B) Indemnity.

The Borrower further agrees to defend, protect, indemnify, and hold harmless the Agents, the Arrangers and each and all of the Lenders and each of their respective Affiliates, and each of such Agents', Arrangers', Lender's, or Affiliate's respective officers, directors, employees, attorneys and agents (including, without limitation, those retained in connection with the satisfaction or attempted satisfaction of any of the conditions set forth in Article V) (collectively, the "**Indemnitees**") from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses of any kind or nature whatsoever (including, without limitation, the fees and disbursements of counsel for such Indemnitees in connection with any investigative, administrative or judicial proceeding, whether or not such Indemnitees shall be designated a party thereto), imposed on, incurred by, or asserted against such Indemnitees in any manner relating to or arising out of:

(i)   this Agreement, the other Loan Documents, or any act, event or transaction related or attendant thereto or to the making of the Loans, and the issuance of and participation in Letters of Credit hereunder, the management of such Loans or Letters of Credit, the use or intended use of the proceeds of the Loans or Letters of Credit hereunder, or any of the other transactions contemplated by the Loan Documents; or

(ii)   any liabilities, obligations, responsibilities, losses, damages, personal injury, death, punitive damages, economic damages, consequential damages, treble damages, intentional, willful or wanton injury, damage or threat to the environment, natural resources or public health or welfare, costs and expenses (including, without limitation, attorney, expert and consulting fees and costs of investigation, feasibility or remedial action studies), fines, penalties and monetary sanctions, interest, direct or indirect, known or unknown, absolute or contingent, past, present or future relating to violation of any Environmental, Health or Safety Requirements of Law arising from or in connection with the past, present or future operations of the Borrower or its predecessors in interest, or, the past, present or future environmental, health or safety condition of any respective property of the Borrower, the presence of asbestos-containing materials at any respective property of the Borrower or the Release or threatened Release of any Contaminant into the environment (collectively, the "**Indemnified Matters**");

provided, however, the Borrower shall have no obligation to an Indemnitee hereunder with respect to Indemnified Matters caused solely by or resulting solely from the willful misconduct or Gross Negligence of such Indemnitee or breach of contract by such Indemnitee with respect to the Loan Documents, in each case, as determined by the final non-appealed judgment of a court of competent jurisdiction. If the undertaking to indemnify, pay and hold harmless set forth in the preceding sentence may be unenforceable because it is violative of any law or public policy, the Borrower shall contribute the maximum portion which it is permitted to pay and satisfy under applicable law, to the payment and satisfaction of all Indemnified Matters incurred by the Indemnitees.

(C)   Waiver of Certain Claims; Settlement of Claims.

The Borrower further agrees not to assert claims against any of the Indemnitees on any theory of liability for consequential, special, indirect, exemplary or punitive damages against any or all of such Indemnities. No settlement shall be entered into by the Borrower with respect to any claim, litigation, arbitration or other proceeding relating to or arising out of the transactions evidenced by this Agreement or the other Loan Documents (whether or not the Administrative Agent or any Lender or any Indemnitee is a party thereto) unless such settlement releases all Indemnitees from any and all liability with respect thereto.

(D)   Survival of Agreements.

The obligations and agreements of the Borrower under this Section 10.7 shall survive the termination of this Agreement.

10.8.   Numbers of Documents.

All statements, notices, closing documents, and requests hereunder shall be furnished directly by the Borrower to the Administrative Agent and the Lenders.

10.9.   Accounting.

Except as provided to the contrary herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with Agreement Accounting Principles. If any changes in generally accepted accounting principles are hereafter required or permitted and are adopted by the Borrower with the agreement of its independent public accountants and such changes result in a change in the method of calculation of any of the financial covenants, restrictions or standards herein or in the related definitions or terms used therein ("Accounting Changes"), the parties hereto agree to enter into negotiations, in good faith, in order to amend such provisions in a credit neutral manner so as to reflect equitably such Accounting Changes with the desired result that the criteria for evaluating the Borrower's financial condition shall be the same after such changes as if such changes had not been made; provided, however, until such provisions are amended in a manner reasonably satisfactory to the Administrative Agent and the Required Lenders, no Accounting Change shall be given effect in such calculations and all financial statements and reports required to be delivered hereunder shall be prepared in accordance with Agreement Accounting Principles without taking into account such Accounting Changes. In the event such amendment is entered into with respect to any Accounting Changes, all references to this Agreement to Agreement Accounting Principles shall mean generally accepted accounting principles as of the date of such amendment.

10.10.   Severability of Provisions.

Any provision in any Loan Document that is held to be inoperative, unenforceable, or invalid in any jurisdiction shall, as to that jurisdiction, be inoperative, unenforceable, or invalid without affecting the remaining provisions in that jurisdiction or the operation, enforceability, or validity of that provision in any other jurisdiction, and to this end the provisions of all Loan Documents are declared to be severable.

10.11.   Nonliability of Lenders.

The relationship between the Borrower and the Lenders and the Administrative Agent shall be solely that of borrower and lender. Neither the Administrative Agent nor any Lender shall have any fiduciary responsibilities to the Borrower. Neither the Administrative Agent nor any Lender undertakes any responsibility to the Borrower to review or inform the Borrower of any matter in connection with any phase of the Borrower's business or operations. The Lenders and the Administrative Agent shall have the obligations set forth in Section 13.4 with respect to confidential information of the Borrower.

10.12.   **GOVERNING LAW**.

  ANY DISPUTE BETWEEN THE BORROWER AND THE AGENTS OR THE ARRANGERS OR ANY LENDER ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED BETWEEN THEM IN CONNECTION WITH, THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS, AND WHETHER ARISING IN CONTRACT, TORT, EQUITY, OR OTHERWISE, SHALL BE RESOLVED IN ACCORDANCE

WITH THE INTERNAL LAWS (WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS) OF THE STATE OF ILLINOIS, BUT GIVING EFFECT TO FEDERAL LAW APPLICABLE TO NATIONAL BANKS, TO THE EXTENT SUCH FEDERAL LAW IS OTHERWISE APPLICABLE.

10.13. CONSENT TO JURISDICTION; SERVICE OF PROCESS; JURY TRIAL.

(A) JURISDICTION.

EXCEPT AS PROVIDED IN SUBSECTION (B), EACH OF THE PARTIES HERETO AGREES THAT ALL DISPUTES AMONG THEM ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH, THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS WHETHER ARISING IN CONTRACT, TORT, EQUITY, OR OTHERWISE, MAY BE RESOLVED EXCLUSIVELY BY STATE OR FEDERAL COURTS LOCATED IN CHICAGO, ILLINOIS, BUT THE PARTIES HERETO ACKNOWLEDGE THAT ANY APPEALS FROM THOSE COURTS MAY HAVE TO BE HEARD BY A COURT LOCATED OUTSIDE OF CHICAGO, ILLINOIS. EACH OF THE PARTIES HERETO WAIVES IN ALL DISPUTES BROUGHT PURSUANT TO THIS SUBSECTION (A) ANY OBJECTION THAT IT MAY HAVE TO THE LOCATION OF THE COURT CONSIDERING THE DISPUTE.

(B) OTHER JURISDICTIONS.

THE BORROWER AGREES THAT THE ADMINISTRATIVE AGENT, OR ANY LENDER SHALL HAVE THE RIGHT TO PROCEED AGAINST THE BORROWER OR ITS PROPERTY IN A COURT IN ANY LOCATION TO ENABLE SUCH PERSON TO (1) OBTAIN PERSONAL JURISDICTION OVER THE BORROWER OR (2) REALIZE ON ANY SECURITY FOR THE OBLIGATIONS OR TO ENFORCE A JUDGMENT OR OTHER COURT ORDER ENTERED IN FAVOR OF SUCH PERSON. THE BORROWER AGREES THAT IT WILL NOT ASSERT ANY PERMISSIVE COUNTERCLAIMS IN ANY PROCEEDING BROUGHT BY SUCH PERSON TO REALIZE ON ANY SECURITY FOR THE OBLIGATIONS OR TO ENFORCE A JUDGMENT OR OTHER COURT ORDER IN FAVOR OF SUCH PERSON. THE BORROWER WAIVES ANY OBJECTION THAT IT MAY HAVE TO THE LOCATION OF THE COURT IN WHICH SUCH PERSON HAS COMMENCED A PROCEEDING DESCRIBED IN THIS SUBSECTION (B).

(C) VENUE.

THE BORROWER IRREVOCABLY WAIVES ANY OBJECTION (INCLUDING, WITHOUT LIMITATION, ANY OBJECTION OF THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS) WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH IN ANY JURISDICTION SET FORTH ABOVE.

10.14. **WAIVER OF JURY TRIAL.**

** EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED TO OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER INSTRUMENT, DOCUMENT OR**

AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH. EACH OF THE PARTIES HERETO AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

10.15.   WAIVER OF BOND.

EACH OF THE BORROWER WAIVES THE POSTING OF ANY BOND OTHERWISE REQUIRED OF ANY PARTY HERETO IN CONNECTION WITH ANY JUDICIAL PROCESS OR PROCEEDING TO REALIZE ON THE COLLATERAL OR ANY OTHER SECURITY FOR THE OBLIGATIONS OR TO ENFORCE ANY JUDGMENT OR OTHER COURT ORDER ENTERED IN FAVOR OF SUCH PARTY, OR TO ENFORCE BY SPECIFIC PERFORMANCE, TEMPORARY RESTRAINING ORDER, PRELIMINARY OR PERMANENT INJUNCTION, THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT.

10.16.   ADVICE OF COUNSEL.

EACH OF THE PARTIES REPRESENTS TO EACH OTHER PARTY HERETO THAT IT HAS DISCUSSED THIS AGREEMENT AND, SPECIFICALLY, THE PROVISIONS OF SECTION 10.13, WITH ITS COUNSEL.

10.17.   No Strict Construction.

The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

ARTICLE XI.   THE ADMINISTRATIVE AGENT

11.1.   Appointment; Nature of Relationship.

LaSalle is appointed by the Lenders as the Administrative Agent hereunder and under each other Loan Document, and each of the Lenders irrevocably authorizes the Administrative Agent to act as the contractual representative of such Lender with the rights and duties expressly set forth herein and in the other Loan Documents. The Administrative Agent agrees to act as such contractual representative upon the express conditions contained in this Article XI. Notwithstanding the use of the defined term "Administrative Agent," it is expressly understood and agreed that the Administrative Agent shall not have any fiduciary responsibilities to any Lender by reason of this Agreement and that the Administrative Agent is merely acting as the representative of the Lenders with only those duties as are expressly set forth in this Agreement and the other Loan Documents. In its capacity as the Lenders' contractual representative, the Administrative Agent (i) does not assume any fiduciary duties to any of the Lenders, (ii) is a "representative" of the Lenders within the meaning of Section 9-105 of the Uniform Commercial Code and (iii) is acting as an independent contractor, the rights and duties of which are limited to those expressly set forth in this Agreement and the other Loan Documents. Each of the Lenders agrees to assert no claim against the Administrative Agent on any agency theory or any other theory of liability for breach of fiduciary duty, all of which claims each Lender waives.

11.2.   Powers.

The Administrative Agent shall have and may exercise such powers under the Loan Documents as are specifically delegated to the Administrative Agent by the terms of each thereof, together with such powers as are reasonably incidental thereto. The Administrative Agent shall have no implied duties or fiduciary duties to the Lenders, or any obligation to the Lenders to take any action hereunder or under any of the other Loan Documents except any action specifically provided by the Loan Documents required to be taken by the Administrative Agent.

11.3.   General Immunity.

Neither the Administrative Agent nor any of its directors, officers, agents or employees shall be liable to the Borrower, the Lenders or any Lender for any action taken or omitted to be taken by it or them hereunder or under any other Loan Document or in connection herewith or therewith except to the extent such action or inaction is found in a final judgment by a court of competent jurisdiction to have arisen solely from the Gross Negligence, willful misconduct or breach of contract of such Person.

11.4.   No Responsibility for Loans, Creditworthiness, Recitals, Etc.

Neither the Administrative Agent nor any of its directors, officers, agents or employees shall be responsible for or have any duty to ascertain, inquire into, or verify (i) any statement, warranty or representation made in connection with any Loan Document or any borrowing hereunder; (ii) the performance or observance of any of the covenants or agreements of any obligor under any Loan Document; (iii) the satisfaction of any condition specified in Article V, except receipt of items required to be delivered solely to the Administrative Agent; (iv) the existence or possible existence of any Default or Unmatured Default or (v) the validity, effectiveness or genuineness of any Loan Document, for the perfection or priority of the Liens on any of the Collateral, or any other instrument or writing furnished in connection therewith. The Administrative Agent shall not be responsible to any Lender for any recitals, statements, representations or warranties herein or in any of the other Loan Documents, or for the execution, effectiveness, genuineness, validity, legality, enforceability, collectibility, or sufficiency of this Agreement or any of the other Loan Documents or the transactions contemplated thereby, or for the financial condition of any guarantor of any or all of the Obligations or the Borrower.

11.5.   Action on Instructions of Lenders.

The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, hereunder and under any other Loan Document in accordance with written instructions signed by the Required Lenders, and such instructions and any action taken or failure to act pursuant thereto shall be binding on all of the Lenders and on all holders of Notes. The Administrative Agent shall be fully justified in failing or refusing to take any action hereunder and under any other Loan Document unless it shall first be indemnified to its satisfaction by the Lenders pro rata against any and all liability, cost and expense that it may incur by reason of taking or continuing to take any such action.

11.6.   Employment of Administrative Agents and Counsel.

The Administrative Agent may execute any of its duties as the Administrative Agent hereunder and under any other Loan Document by or through employees, agents, and attorney-in-fact and shall not be answerable to the Lenders, except as to money or securities received by it or its authorized agents, for the default or misconduct of any such agents or attorneys-in-fact selected by it with reasonable care. The Administrative Agent shall be entitled to advice of counsel concerning the contractual arrangement between the Administrative Agent and the Lenders and all matters pertaining to the Administrative Agent's duties hereunder and under any other Loan Document.

11.7.   Reliance on Documents; Counsel.

The Administrative Agent shall be entitled to rely upon any Note, notice, consent, certificate, affidavit, letter, telegram, statement, paper or document believed by it to be genuine and correct and to have been signed or sent by the proper person or persons, and, in respect to legal matters, upon the opinion of counsel selected by the Administrative Agent, which counsel may be employees of the Administrative Agent.

11.8.   The Administrative Agent's Reimbursement and Indemnification.

The Lenders agree to reimburse and indemnify the Administrative Agent ratably in proportion to their respective Revolving Loan Commitments (i) for any amounts, which are not unreasonable or excessive, not reimbursed by the Borrower for which the Administrative Agent is entitled to reimbursement by the Borrower under the Loan Documents, (ii) for any other reasonable expenses incurred by the Administrative Agent on behalf of the Lenders, in connection with the preparation, execution, delivery, administration and enforcement of the Loan Documents and (iii) for any liabilities, obligations, losses, damages, penalties, actions, judgments, suits, or any reasonable costs, expenses or disbursements of any kind and nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of the Loan Documents or any other document delivered in connection therewith or the transactions contemplated thereby, or the enforcement of any of the terms thereof or of any such other documents, provided that no Lender shall be liable for any of the foregoing to the extent any of the foregoing is found in a final non-appealable judgment by a court of competent jurisdiction to have arisen solely from the Gross Negligence or willful misconduct of the Administrative Agent.

11.9.   Rights as a Lender.

With respect to its Revolving Loan Commitment, Loans made by it and the Notes issued to it, the Administrative Agent shall have the same rights and powers hereunder and under any other Loan Document as any Lender and may exercise the same as though it were not the Administrative Agent, and the term "Lender" or "Lenders" shall, unless the context otherwise indicates, include the Administrative Agent in its individual capacity. The Administrative Agent may accept deposits from, lend money to, and generally engage in any kind of trust, debt, equity or other transaction, in addition to those contemplated by this Agreement or any other Loan Document, with the Borrower in which such Person is not prohibited hereby from engaging with any other Person.

11.10.   Lender Credit Decision.

Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender and based on the financial statements prepared by the Borrower and such other documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement and the other Loan Documents. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement and the other Loan Documents.

11.11.   Successor Administrative Agent.

The Administrative Agent may resign at any time by giving written notice thereof to the Lenders and the Borrower. Upon any such resignation, the Required Lenders shall have the right to appoint, on behalf of the Borrower and the Lenders, a successor Administrative Agent. If no successor Administrative Agent shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty days after the retiring Administrative Agent's giving notice of resignation, then the retiring Administrative Agent may appoint, on behalf of the Borrower and the Lenders, a successor Administrative Agent. Notwithstanding anything herein to the contrary, so long as no Default has occurred and is continuing, each such successor Administrative Agent shall be subject to approval by the Borrower, which approval shall not be unreasonably withheld. Such successor Administrative Agent shall be a commercial bank having capital and retained earnings of at least $500,000,000. Upon the acceptance of any appointment as the Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents. After any retiring Administrative Agent's resignation hereunder as Administrative Agent, the provisions of this Article XI shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent hereunder and under the other Loan Documents.

11.12. Collateral Documents.

(a) Each Lender authorizes the Administrative Agent to enter into each of the Collateral Documents to which it is a party and to take all action contemplated by such documents. Each Lender agrees that no Lender shall have the right individually to seek to realize upon the security granted by any Collateral Document, it being understood and agreed that such rights and remedies may be exercised solely by the Administrative Agent for the benefit of the Holders of Obligations upon the terms of the Collateral Documents.

(b) In the event that any Collateral is hereafter pledged by any Person as collateral security for the Obligations, the Administrative Agent is hereby authorized to execute and deliver on behalf of the Holders of Obligations any Loan Documents necessary or appropriate to grant and perfect a Lien on such Collateral in favor of the Administrative Agent on behalf of the Holders of Obligations.

(c) The Lenders hereby authorize the Administrative Agent, at its option and in its discretion, to release any Lien granted to or held by the Administrative Agent upon any Collateral or release any Guarantor from its obligations under a Guaranty (i) upon termination of the Commitments and payment and satisfaction of all of the Obligations at any time arising under or in respect of this Agreement or the Loan Documents or the transactions contemplated hereby or thereby; (ii) as permitted by, but only in accordance with, the terms of the applicable Loan Document; or (iii) if approved, authorized or ratified in writing by the Required Lenders, unless such release is required to be approved by all of the Lenders hereunder. Upon request by the Administrative Agent at any time, the Lenders will confirm in writing the Administrative Agent's authority to release particular types or items of Collateral pursuant to this Section 11.12(c).

(d) Upon any sale and transfer of Collateral or of a Subsidiary which is expressly permitted pursuant to the terms of any Loan Document, or consented to in writing by the Required Lenders or all of the Lenders, as applicable, and upon at least five Business Days' prior written request by the Borrower, the Administrative Agent shall (and is hereby irrevocably authorized by the Lenders to) execute such documents as may be necessary to evidence the release of the Liens granted to the Administrative Agent for the benefit of the Lenders herein or pursuant hereto upon the Collateral that was sold or transferred and release the applicable Guarantor from its obligations under the applicable Guaranty; provided, however, that (i) the Administrative Agent shall not be required to execute any such document on terms which, in the Administrative Agent's opinion, would expose the Administrative Agent to liability or create any obligation or entail any consequence other than the release of such Liens without recourse or warranty, and (ii) such release shall not in any manner discharge, affect or impair the Obligations or any Liens upon (or obligations of the Borrower or any Subsidiary in respect of) all interests retained by the Borrower or any Subsidiary, including (without limitation) the proceeds of the sale, all of which shall continue to constitute part of the Collateral.

ARTICLE XII.   SETOFF; RATABLE PAYMENTS

12.1.   Setoff.

In addition to, and without limitation of, any rights of the Lenders under applicable law, if any Default occurs and is continuing, any indebtedness from any Lender to the Borrower (including all account balances (other than those funds contained in the Custody Agreement dated as of March 26, 2003 between the Borrower and LaSalle Bank to the extent such funds do not constitute property of the Borrower), whether provisional or final and whether or not collected or available) may be offset and applied toward the payment of the Obligations owing to such Lender, whether or not the Obligations, or any part hereof, shall then be due.

12.2.   Ratable Payments.

If any Lender, whether by setoff or otherwise, has payment made to it upon its Loans (other than payments received pursuant to Sections 4.1, 4.2 or 4.4) in a greater proportion than that received by any other Lender, such Lender agrees, promptly upon demand, to purchase a portion of the Loans held by the other Lenders so that after such purchase each Lender will hold its ratable proportion of Loans. If any Lender, whether in connection with setoff or amounts which might be subject to setoff or otherwise, receives collateral or other protection for its Obligation or such amounts which may be subject to setoff, such Lender agrees, promptly upon demand, to take such action necessary such that all Lenders share in the benefits of such collateral ratably in proportion to the obligations owing to them. In case any such payment is disturbed by legal process, or otherwise, appropriate further adjustments shall be made.

12.3.   Application of Payments.

Subject to the provisions of Section 9.2, the Administrative Agent shall, unless otherwise specified at the direction of the Required Lenders which direction shall be consistent with the last sentence of this Section 12.3, apply all payments and prepayments in respect of any Obligations and all proceeds of Collateral in the following order:

(A)   first, to pay interest on and then principal of any portion of the Loans which the Administrative Agent may have advanced on behalf of any Lender for which the Administrative Agent has not then been reimbursed by such Lender or the Borrower;

(B)   second, to pay interest on and then principal of any advance made under Section 10.3 for which the Administrative Agent has not then been paid by the Borrower or reimbursed by the Lenders;

(C)   third, to pay Obligations in respect of any fees, expense reimbursements or indemnities then due to the Administrative Agent;

(D)   fourth, to pay Obligations in respect of any fees, expenses, reimbursements or indemnities then due to the Lenders and the issuer(s) of Letters of Credit;

(E)   fifth, to pay interest due in respect of Loans and L/C Obligations;

(F)   sixth, to the ratable payment or prepayment of principal outstanding on Loans and Reimbursement Obligations in such order as the Administrative Agent may determine in its sole discretion;

(G)   seventh, to provide required cash collateral, if required pursuant to Section 3.11 and

(H)   eighth, to the ratable payment of all other Obligations.

Unless otherwise designated (which designation shall only be applicable prior to the occurrence of a Default) by the Borrower, all principal payments in respect of Loans shall be applied first, to repay outstanding Floating Rate Loans, and then to repay outstanding Eurodollar Rate Loans with those Eurodollar Rate Loans which have earlier expiring Interest Periods being repaid or prepaid prior to those which have later expiring Interest Periods. The order of priority set forth in this Section 12.3 and the related provisions of this Agreement are set forth solely to determine the rights and priorities of the Administrative Agent, the Lenders and the issuer(s) of Letters of Credit as among themselves. The order of priority set forth in clauses (D) through (J) of this Section 12.3 may at any time and from time to time be changed by the Required Lenders without necessity of notice to or consent of or approval by the Borrower, or any other Person. The order of priority set forth in clauses (A) through (C) of this Section 12.3 may be changed only with the prior written consent of the Administrative Agent.

12.4.   Relations Among Lenders.

(A)   Except with respect to the exercise of set-off rights of any Lender in accordance with Section 12.1, the proceeds of which are applied in accordance with this Agreement, and except as set forth in the following sentence, each Lender agrees that it will not take any action, nor institute any actions or proceedings, against the Borrower or any other obligor hereunder or with respect to any Loan Document, without the prior written consent of the Required Lenders or, as may be provided in this Agreement or the other Loan Documents, at the direction of the Administrative Agent.

(B)   The Lenders are not partners or co-venturers, and no Lender shall be liable for the acts or omissions of, or (except as otherwise set forth herein in case of the Administrative Agent) authorized to act for, any other Lender. The Administrative Agent shall have the exclusive right on behalf of the Lenders to enforce on the payment of the principal of and interest on any Loan after the date such principal or interest has become due and payable pursuant to the terms of this Agreement.

ARTICLE XIII.   BENEFIT OF AGREEMENT; ASSIGNMENTS; PARTICIPATIONS

13.1.   Successors and Assigns.

The terms and provisions of the Loan Documents shall be binding upon and inure to the benefit of the Borrower and the Lenders and their respective successors and assigns, except that (i) the Borrower shall not have the right to assign its rights or obligations under the Loan Documents and (ii) any assignment by any Lender must be made in compliance with Section 13.3 hereof. Notwithstanding clause (ii) of this Section 13.1, any Lender may at any time, without the consent of the Borrower or the Administrative Agent, assign all or any portion of its rights under this Agreement and its Notes to a Federal Reserve Bank; provided, however, that no such assignment shall release the transferor Lender from its obligations hereunder. The Administrative Agent may treat the payee of any Note as the owner thereof for all purposes hereof unless and until such payee complies with Section 13.3 hereof in the case of an assignment thereof or, in the case of any other transfer, a written notice of the transfer is filed with the Administrative Agent. Any assignee or transferee of a Note agrees by acceptance thereof to be bound by all the terms and provisions of the Loan Documents. Any request, authority or consent of any Person, who at the time of making such request or giving such authority or consent is the holder of any Note, shall be conclusive and binding on any subsequent holder, transferee or assignee of such Note or of any Note or Notes issued in exchange therefor.

13.2.   Participations.

(A)   Permitted Participants; Effect.

Subject to the terms set forth in this Section 13.2, any Lender may, in the ordinary course of its business and in accordance with applicable law, at any time sell to one or more banks or other entities ("**Participants**") participating interests in any Loan owing to such Lender, any Note held by such Lender, any Revolving Loan Commitment of such Lender, any L/C Interest of such Lender or any other interest of such Lender under the Loan Documents on a pro rata or non-pro rata basis. Notice of such participation to the Borrower and the Administrative Agent shall be required prior to any participation becoming effective with respect to a Participant which is not a Lender or an Affiliate thereof. In the event of any such sale by a Lender of participating interests to a Participant, such Lender's obligations under the Loan Documents shall remain unchanged, such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, such Lender shall remain the holder of any such Note for all purposes under the Loan Documents, all amounts payable by the Borrower under this Agreement shall be determined as if such Lender had not sold such participating interests, and the Borrower and the Administrative Agent shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under the Loan Documents except that, for purposes of Article IV hereof, the Participants shall be entitled to the same rights as if they were Lenders. The Lender selling a participating interest on its Loan, and the Participant(s) therein, shall bear their own fees and expenses incurred in connection with any such participation, and the Borrower shall have no obligation for any such fees or expenses.

(B)   Voting Rights.

Each Lender shall retain the sole right to approve, without the consent of any Participant, any amendment, modification or waiver of any provision of the Loan Documents other than any amendment, modification or waiver with respect to any Loan or Revolving Loan Commitment in which such Participant has an interest which forgives principal, interest or fees or reduces the interest rate or fees payable pursuant to the terms of this Agreement with respect to any such Loan or Revolving Loan Commitment, postpones any date fixed for any regularly-scheduled payment of principal of, or interest or fees on, any such Loan or Revolving Loan Commitment, or releases a significant portion of the Collateral, if any, securing any such Loan.

(C)   Benefit of Setoff.

The Borrower agrees that each Participant shall be deemed to have the right of setoff provided in Section 12.1 hereof in respect to its participating interest in amounts owing under the Loan Documents to the same extent as if the amount of its participating interest were owing directly to it as a Lender under the Loan Documents, provided that each Lender shall retain the right of setoff provided in Section 12.1 hereof with respect to the amount of participating interests sold to each Participant except to the extent such Participant exercises its right of setoff. The Lenders agree to share with each Participant, and each Participant, by exercising the right of setoff provided in Section 12.1 hereof, agrees to share with each Lender, any amount received pursuant to the exercise of its right of setoff, such amounts to be shared in accordance with Section 12.2 as if each Participant were a Lender.

13.3.   Assignments.

(A)   Permitted Assignments.

Any Lender may, in the ordinary course of its business and in accordance with applicable law, at any time assign to one or more banks or other entities ("**Purchasers**") all or a portion of its rights and obligations under this Agreement (including, without limitation, its Revolving Loan Commitment, all Loans owing to it, all of its participation interests in existing Letters of Credit, and its obligation to participate in additional Letters of Credit hereunder) in accordance with the provisions of this Section 13.3. Each assignment shall be of a constant, and not a varying, ratable percentage of all of the assigning Lender's rights and obligations under this Agreement. Such assignment shall be substantially in the form of Exhibit E hereto and shall not be permitted hereunder unless such assignment is either for all of such Lender's rights and obligations under the Loan Documents or, without the prior written consent of the Administrative Agent, involves loans and commitments in an aggregate amount of at least $5,000,000 (which minimum amount may be waived by the Required Lenders after the occurrence of a Default or Unmatured Default). The consent of the Administrative Agent and, prior to the occurrence of a Default or Unmatured Default, the Borrower (which consent, in each such case, shall not be unreasonably withheld), shall be required prior to an assignment becoming effective with respect to a Purchaser which is not a Lender or an Affiliate thereof. The Lender assigning an interest in its Loan, and the Purchase(s) thereof, shall bear their own fees and expenses incurred in connection with any such transaction, and the Borrower shall have no obligation for any such fees or expenses.

(B)   Effect; Effective Date.

Upon (i) delivery to the Administrative Agent of a notice of assignment, substantially in the form attached as Appendix I to Exhibit E hereto (a "**Notice of Assignment**"), together with any consent required by Section 13.3.(A) hereof, and (ii), in the case of an assignment to a Purchaser which is not a Lender or an Affiliate thereof, payment of a $3,500 fee to the Administrative Agent for processing such assignment, such assignment shall become effective on the effective date specified in such Notice of Assignment. The Notice of Assignment shall contain a representation by the Purchaser to the effect that none of the consideration used to make the purchase of the Commitment, Loans and L/C Obligations under the applicable assignment agreement are "plan assets" as defined under ERISA and that the rights and interests of the Purchaser in and under the Loan Documents will not be "plan assets" under ERISA. On and after the effective date of such assignment, such Purchaser, if not already a Lender, shall for all purposes be a Lender party to this Agreement and any other Loan Documents executed by the Lenders and shall have all the rights and obligations of a Lender under the Loan Documents, to the same extent as if it were an original party hereto, and no further consent or action by the Borrower, the Lenders or the Administrative Agent shall be required to release the transferor Lender with respect to the percentage of the Aggregate Revolving Loan Commitment, Loans and Letter of Credit participations assigned to such Purchaser. Upon the consummation of any assignment to a Purchaser pursuant to this Section 13.3(B), the transferor Lender, the Administrative Agent and the Borrower shall make appropriate arrangements so that replacement Notes are issued to such transferor Lender and new Notes or, as appropriate, replacement Notes, are issued to such Purchaser, in each case in principal amounts reflecting their Revolving Loan Commitment, as adjusted pursuant to such assignment.

(C)   The Register.

The Administrative Agent shall maintain at its address referred to in Section 14.1 a copy of each assignment delivered to and accepted by it pursuant to this Section 13.3 and a register (the "**Register**") for the recordation of the names and addresses of the Lenders and the Revolving Loan Commitment of and principal amount of the Loans owing to, each Lender from time to time and whether such Lender is an original Lender or the assignee of another Lender pursuant to an assignment under this Section 13.3. The entries in the Register shall be conclusive and binding for all purposes, absent manifest error, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower or any Lender at any reasonable time and from time to time upon reasonable prior notice.

13.4.   Confidentiality.

Subject to Section 13.5, the Administrative Agent and the Lenders shall hold all nonpublic information obtained pursuant to the requirements of this Agreement and identified as such by the Borrower in accordance with such Person's customary procedures for handling confidential information of this nature and in accordance with safe and sound banking practices and in any event may make disclosure reasonably required by a prospective Transferee in connection with the contemplated participation or assignment or as required or requested by any Governmental Authority or representative thereof or pursuant to legal process and shall require any such Transferee to agree (and require any of its Transferees to agree) to comply with this Section 13.4. In no event shall the Administrative Agent or any Lender be obligated or required to return any materials furnished by the Borrower; provided, however, each prospective Transferee shall be required to agree that if it does not become a participant or assignee it shall return all materials furnished to it by or on behalf of the Borrower in connection with this Agreement.

13.5.   Dissemination of Information.

The Borrower authorizes each Lender to disclose to any Participant or Purchaser or any other Person acquiring an interest in the Loan Documents by operation of law (each a "**Transferee**") and any prospective Transferee any and all information in such Lender's possession concerning the Borrower; provided that prior to any such disclosure, such prospective Transferee shall agree to preserve in accordance with Section 13.4 the confidentiality of any confidential information described therein.

ARTICLE XIV.   NOTICES

14.1.   Giving Notice.

Except as otherwise permitted by Section 2.14 with respect to borrowing notices, all notices and other communications provided to any party hereto under this Agreement or any other Loan Documents shall be in writing or by telex or by facsimile and addressed or delivered to such party at its address set forth below its signature hereto or at such other address as may be designated by such party in a notice to the other parties. Any notice, if mailed and properly addressed with postage prepaid, shall be deemed given when received; any notice, if transmitted by telex or facsimile, shall be deemed given when transmitted (answerback confirmed in the case of telexes).

14.2.   Change of Address.

The Borrower, the Administrative Agent and any Lender may each change the address for service of notice upon it by a notice in writing to the other parties hereto.

ARTICLE XV.   COUNTERPARTS

This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one agreement, and any of the parties hereto may execute this Agreement by signing any such counterpart. This Agreement shall be effective when it has been executed by the Borrower, the

Administrative Agent and the Lenders and each party has notified the Administrative Agent by telex or telephone, that it has taken such action.

IN WITNESS WHEREOF, the Borrower, the Lenders and the Administrative Agent have executed this Credit Agreement as of the date first above written.

STRATEGIC ENERGY, L.L.C.
  as the Borrower

By: /s/Lee McCracken
Name: Lee McCracken
Title: Vice President, Finance

Address: Two Gateway Center
             Pittsburgh, PA 15222-1458

Attention: Lee McCracken
Telephone No.: 412-394-5674
Facsimile No.:   412-258-4866

LASALLE BANK NATIONAL ASSOCIATION
  as Administrative Agent, as a Lender and as an Issuing
Bank

By: /s/Mark H. Veach
Name: Mark H. Veach
Title: First Vice President

Address: One American Square, Suite 1600
                   Indianapolis, IN 46282

Attention: Mark H. Veach
Telephone No.: 317-756-7011
Facsimile No.:   317-756-7021

PNC BANK, National Association
  as a Syndication Agent and Lender

By: /s/Thomas A. Majeski
Name: Thomas A. Majeski
Title: Vice President

Address: One PNC Plaza, 2nd Floor
             249 Fifth Avenue
             Pittsburgh, PA 15222-2707

Attention: Thomas A. Majeski
Telephone No.: 412-762-2431
Facsimile No.:   412-762-6484

CITIZENS BANK OF PENNSYLVANIA
 as Lender

By: /s/Dwayne R. Finney
Name: Dwayne R. Finney
Title: Vice President

Address: 525 William Penn Place, 29th Floor
                   Pittsburgh, PA 15219-1729

Attention: Dwayne R. Finney
Telephone No.: 412-867-2425
Facsimile No.: 412-552-6307

PROVIDENT BANK
  as Lender

By: /s/William R. Dickson, Jr.
Name: William R. Dickson, Jr.
Title: Vice President

Address: 309 Vine Street -- 235D
                    Cincinnati, OH 45202

Attention: William R. Dickson, Jr.
Telephone No.: 412-263-4759
Facsimile No.:   412-263-4732

FIFTH THIRD BANK
  as Lender

By: /s/Jim Janovsky

Name: Jim Janovsky
Title: Vice President

Address: 1404 East Ninth Street
                      Cleveland, OH 44114

Attention: Jim Janovsky
Telephone No.: 412-937-1855 x 27
Facsimile No.:   412-937-9896